United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	252

PUBLICLY HELD COMPANY

National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas — CNPJ)

33.592.510/0001-54

EXTRAORDINARY SHAREHOLDERS’ MEETING

NOTICE OF MEETING

The Shareholders of Vale S.A. (“Vale” or the “Company”) are invited to meet in an Extraordinary Shareholders’ Meeting, to be held on December 21, 2017, at 9 a.m., at the address Avenida das Américas n. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this City, in order to vote on the following items on the Agenda:

I.                                        Proposal to list Vale’s shares on the “Novo Mercado” special segment of the B3 S.A. — Brasil, Bolsa, Balcão (“B3”);

II.                                   Amendment of Vale’s By-Laws to reflect the conversion of all class “A” preferred shares into common shares, as well as to adapt them to the current rules of the “Novo Mercado,” if the proposal for listing in item I above is approved, as listed below:

a.              Include §§ 1, 2 and 3 to Article 1 to conform the By-laws to the requirements provided in the Listing Regulations of the Novo Mercado currently in effect (the “Novo Mercado Rules”);

b.              Amend the caput of Article 5 to reflect the changes in the capital stock resulting from the conversion of all preferred class “A” shares into common shares issued by the Company;

c.               Amend §§ 1, 2, 3 and 4 of Article 5 to conform the By-laws to the new condition of the Company, with the removal of preferred class “A” shares and in accordance with the requirements of the Novo Mercado Rules;

d.              Amend §§ 5 and 6 of Article 5 to adjust the language, with regards to the conversion of all preferred class “A” shares into common shares;

e.               Amend §§ 1 and 3 of Article 10 to conform the By-laws to the requirements of the Novo Mercado Rules;

f.                Remove §§ 2, 3 and 4 from Article 11 to simplify and convey more clarity to the By-laws, given that said provisions are already found in Article 141 of Law 6,404/76 and as such there is no need to reproduce them, with the subsequent renumbering of §§ 5 through 14 of this article;

g.               Amend current §6 of Article 11 to conform the By-laws to the requirements of the Novo Mercado Rules;

h.              Amend current §§ 12, 13 and 14 of Article 11 to adjust cross-references, taking into account the removal of §2 from Article 11;

i.                  Include subsection XXXV to Article 14 to conform the By-laws to the requirements of the Novo Mercado Rules;

j.                 Amend the caput of Article 15 for a language adjustment;

k.              Include the Sole Paragraph to Article 30 to conform the By-laws to the requirements of the Novo Mercado Rules;

l.                  Amend the Sole Paragraph of Article 36 to clarify the existence of only special class preferred shares, after the conversion of all preferred class “A” shares into common shares;

m.          Amend the title of Chapter VIII to conform the By-laws to the requirements provided of the Novo Mercado Rules;

n.              Amend Subsection II to Article 42, Subsection II of Article 43 and the caput and §1 of Article 45 to adjust the new company name of B3;

o.              Amend the caput of Article 48 to include references to new articles 52 and 54 of the By-laws;

p.              Amend Article 51 and include a new Article 52 to conform the By-laws of Vale to the terms of the Novo Mercado Rules;

q.              Include Articles 53 and 54 and their respective §§ to conform the By-laws of Vale to the terms of the Novo Mercado Rules;

r.                 Amend current Article 52 for a numbering adjustment and to conform the By-laws of Vale to the requirements of the Novo Mercado Rules.

III.                              Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Balderton Trading Corp. (“Balderton”), a wholly-owned subsidiary of the Company;

IV.                               Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Fortlee Investments Ltd. (“Fortlee”), a wholly-owned subsidiary of the Company;

V.                                    Pursuant to articles 224, 225, 227 and 229 of Law 6,404/1976, approve the Protocol and Justification of Partial Spin-off of Empreendimentos Brasileiros de Mineração S.A. (“EBM”), with Merger of the Spun-off Portion into Vale;

VI.                               Ratify the appointment of Premiumbravo Auditores Independentes, a specialized company hired to appraise the owners’ equity of Balderton and Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale;

VII.                          Approve the Appraisal Report of Balderton, prepared by the specialized company;

VIII.                     Approve the Appraisal Report of Fortlee, prepared by the specialized company;

IX.                          Approve the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company;

X.                               Approve the merger, without a capital increase and without the issuance of new shares, of Balderton into Vale;

XI.                          Approve the merger, without a capital increase and without the issuance of new shares, of Fortlee into Vale;

XII.                          Approve the merger, without a capital increase and without the issuance of new shares, of the spun-off portion of EBM’s equity into Vale; and

XIII.                     Ratify the appointments of effective and alternate members of the Board of Directors made at the meetings of the Board on October 25, 2017 and November 17, 2017, respectively, under paragraph 11 of art. 11 of the By-Laws.

All the relevant documentation regarding the items to be voted on in the Shareholders’ Meeting are available to the shareholders at Vale’s head office, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), the B3 Brazilian Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão) (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov).

The shareholder may participate in the Meeting in person or through a duly established proxy, observing the terms of §1 of Art. 126 of Law 6,404/1976. In this case, the proxy must have been established within one (1) year and be a shareholder or administrator of the Company, a lawyer registered with the Brazilian Bar Association or a financial institution. As provided in Circular Letter/CVM/SEP/No.01/2017, legal entity shareholders may be represented at the Meeting through their legal representatives or through duly constituted agents, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the agent to be a shareholder, an administrator of the company or a lawyer. Similarly, the shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at the Meeting through legal representatives or through agents duly established by their manager or administrator, as provided under their by-laws.

We inform that the shareholder should appear at the Meeting providing proof of ownership of Vale shares issued within four (4) business days prior to the date of the Meeting, by the depository financial institution or custodian, as well as: (a) in the case of an individual shareholder, valid photo I.D. or, if applicable, the I.D. of the shareholder’s proxy and respective power of attorney; (b) in the case of a legal entity shareholder, the valid photo I.D. of the legal representative and the documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the administrators, and, (c) in the case of investment fund, the valid photo I.D. of the legal representative and the documents proving representation, including the proxy appointment and copy of the fund by-laws in force, of the formation documents of its administrator or manager, as the case may be, and minutes of the election of the administrators of the administrator or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish also do not need to be translated.

The representation documents will be checked to ensure they are in order before the Meeting is held.

To expedite the process of conducting the Meeting, we request that the shareholders who will be represented by proxy kindly send to the Company the documents proving representation, as mentioned above, at least 72 (seventy-two) hours prior to the Meeting.

The Company shall also allow its shareholders, for this Shareholders’ Meeting, to exercise their voting rights through absentee ballot. In this case, by December 14, 2017 (inclusive), the shareholder must transmit instructions for completion, sending the respective absentee ballot to: 1) the depository of the Company’s shares; 2) their respective custodians that render this service, in the case of shareholders holding shares deposited in the central depository; or 3) directly to the Company. For additional information, the shareholder shall comply with the rules set forth in CVM Instruction 481/2009 and the procedures described in the absentee ballot provided by the Company, as well as the respective Manual for Participation in the Meeting.

Rio de Janeiro, November 17, 2017.

Gueitiro Matsuo Genso

Chairman of the Board of Directors

Manual for Participation

in the Vale S.A.

Extraordinary Shareholders’ Meeting

December 21, 2017

4.4.	Approval of the Protocol and Justification of Merger of Fortlee	25
4.5.	Approval of the Protocol and Justification of the Partial Spin-off of EBM	25
4.6.	Ratification of the specialized company hired to appraise the owners’ equity of Balderton, Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale	25
4.7.	Approval of the Appraisal Report of Balderton	25
4.8.	Approval of the Appraisal Report of Fortlee	25
4.9.	Approval of the Appraisal Report of the spun-off portion of EBM’s equity	26
4.10.	Approval of the merger of Balderton into Vale	26
4.11.	Approval of the merger of Fortlee into Vale	26
4.12.	Approval of the merger of the spun-off portion of EBM’s equity into Vale	26
4.13.	Ratifications of appointments of effective and alternate members of the Board of Directors	27

V.	Additional Information	31

VI.	Proxy Vote Template	32

EXHIBITS—Documents Attached to the Manual

Exhibit I—Absentee Ballot;

Exhibit II—Material about the “Novo Mercado”;

Exhibit III—Report in the form of a table, showing the origin and justification of the proposed amendments to Vale’s By-Laws, including their possible legal and economic effects, as well as the draft of Vale’s By-Laws, highlighting the proposed text for each provision of the by-laws to be amended, as set forth in article 11 of CVM Instruction 481/2009;

Exhibit IV — Protocols and Justifications of Merger of Balderton and Fortlee and Protocol and Justification of Partial Spin-off of EBM, with the respective exhibits (including Appraisal Reports prepared by the company Premiumbravo Auditores Independentes);

Exhibit V — Information required by art. 20-A of CVM Instruction 481/2009;

Exhibit VI — Certificate of Good Standing and Memorandum and Articles of Association of Balderton and Fortlee;

Exhibit VII — Excerpts from Minutes of the Meetings of Vale S.A.’s Board of Directors dated as of October 25, 2017 and November 17, 2017;

Exhibit VIII — Opinions of the Fiscal Council of Vale S.A. dated October 25, 2017 and November 17, 2017;

Exhibit IX — Information about the Appraiser, pursuant to article 21 of CVM Instruction 481/2009, including a copy of the work proposals.

I.                                        Notice of Meeting

The Shareholders of Vale S.A. (“Vale” or “Company”) are hereby called to the Extraordinary Shareholders’ Meeting which will be held on December 21, 2017, at 9 a.m., at the address Avenida das Américas no. 700, 2nd floor, Room 218 (auditorium), Città America, Barra da Tijuca, in the city of Rio de Janeiro, in order to vote on the following items on the Agenda:

I.                                        Proposal to list Vale’s shares on the “Novo Mercado” special segment of the B3 S.A. — Brasil, Bolsa, Balcão (“B3”);

II.                                   Amendment of Vale’s By-Laws to reflect the conversion of all class “A” preferred shares into common shares, as well as to adapt them to the current rules of the “Novo Mercado,” if the proposal for listing in item I above is approved, as listed below:

a.              Include §§ 1, 2 and 3 to Article 1 to conform the By-laws to the requirements provided in the Listing Regulations of the Novo Mercado currently in effect (the “Novo Mercado Rules”);

b.              Amend the caput of Article 5 to reflect the changes in the capital stock resulting from the conversion of all preferred class “A” shares into common shares issued by the Company;

c.               Amend §§ 1, 2, 3 and 4 of Article 5 to conform the By-laws to the new condition of the Company, with the removal of preferred class “A” shares and in accordance with the requirements of the Novo Mercado Rules;

d.              Amend §§ 5 and 6 of Article 5 to adjust the language, with regards to the conversion of all preferred class “A” shares into common shares;

e.               Amend §§ 1 and 3 of Article 10 to conform the By-laws to the requirements of the Novo Mercado Rules;

f.                Remove §§ 2, 3 and 4 from Article 11 to simplify and convey more clarity to the By-laws, given that said provisions are already found in Article 141 of Law 6,404/76 and as such there is no need to reproduce them, with the subsequent renumbering of §§ 5 through 14 of this article;

g.               Amend current §6 of Article 11 to conform the By-laws to the requirements of the Novo Mercado Rules;

h.              Amend current §§ 12, 13 and 14 of Article 11 to adjust cross-references, taking into account the removal of §2 from Article 11;

i.                  Include subsection XXXV to Article 14 to conform the By-laws to the requirements of the Novo Mercado Rules;

j.                 Amend the caput of Article 15 for a language adjustment;

k.              Include the Sole Paragraph to Article 30 to conform the By-laws to the requirements of the Novo Mercado Rules;

l.                  Amend the Sole Paragraph of Article 36 to clarify the existence of only special class preferred shares, after the conversion of all preferred class “A” shares into common shares;

m.          Amend the title of Chapter VIII to conform the By-laws to the requirements provided of the Novo Mercado Rules;

n.              Amend Subsection II to Article 42, Subsection II of Article 43 and the caput and §1 of Article 45 to adjust the new company name of B3;

o.              Amend the caput of Article 48 to include references to new articles 52 and 54 of the By-laws;

p.              Amend Article 51 and include a new Article 52 to conform the By-laws of Vale to the terms of the Novo Mercado Rules;

q.              Include Articles 53 and 54 and their respective §§ to conform the By-laws of Vale to the terms of the Novo Mercado Rules;

r.                 Amend current Article 52 for a numbering adjustment and to conform the By-laws of Vale to the requirements of the Novo Mercado Rules.

III.                              Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Balderton Trading Corp. (“Balderton”), a wholly-owned subsidiary of the Company;

IV.                               Pursuant to articles 224, 225 and 227 of Law 6,404/1976, approve the Protocol and Justification of Merger of Fortlee Investments Ltd. (“Fortlee”), a wholly-owned subsidiary of the Company;

V.                                    Pursuant to articles 224, 225, 227 and 229 of Law 6,404/1976, approve the Protocol and Justification of Partial Spin-off of Empreendimentos Brasileiros de Mineração S.A. (“EBM”), with Merger of the Spun-off Portion into Vale;

VI.                               Ratify the appointment of Premiumbravo Auditores Independentes, a specialized company hired to appraise the owners’ equity of Balderton and Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale;

VII.                          Approve the Appraisal Report of Balderton, prepared by the specialized company;

VIII.                     Approve the Appraisal Report of Fortlee, prepared by the specialized company;

IX.                               Approve the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company;

X.                                    Approve the merger, without a capital increase and without the issuance of new shares, of Balderton into Vale;

XI.                               Approve the merger, without a capital increase and without the issuance of new shares, of Fortlee into Vale;

XII.                          Approve the merger, without a capital increase and without the issuance of new shares, of the spun-off portion of EBM’s equity into Vale; and

XIII.                     Ratify the appointments of effective and alternate members of the Board of Directors made at the meetings of the Board on October 25, 2017 and November 17, 2017, respectively, under paragraph 11 of art. 11 of the By-Laws.

II.                                   Procedures for Participation in the Meeting

The shareholders’ participation in the Extraordinary Shareholders’ Meeting (“Meeting”) is of utmost importance. For the Meeting to be held, the presence of at least 1/4 (one quarter) of the Company’s capital stock with voting rights is necessary to vote on the issues set forth in items (I), (III) and (XIII) of the Meeting’s Agenda, and 2/3 (two thirds) of the Company’s capital stock with voting rights is necessary to vote on the issue under item (II) of the Meeting’s Agenda. If either of these quorums is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting to be held at second call to address the pending subjects, which can be held with the presence of any number of shareholders.

Vale’s shareholders may attend the Shareholders’ Meeting in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”), as amended (“CVM Instruction 481/2009”).

2.1.                            Participation in Person

The following documents are required for shareholders to participate in person in the Meeting:

Individual

•                  valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

• proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

Legal Entity	• valid photo I.D. of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

•                  documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the formation documents of its director or manager, as the case may be, and (iii) the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish also do not need to be translated.

• proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

We remind you that the documents will be checked to ensure they are in order before the beginning of the Meeting. For this reason, the shareholders are requested to kindly arrive in advance of the aforementioned Meeting so that the documents can be duly checked in a timely manner for their participation.

2.2.                            Participation by Proxy

Shareholder participation in the Meeting can be through a duly constituted proxy, observing the terms of Art. 126, §1 of Law no. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”). The proxy must have been nominated less than one (1) year previously, and be a shareholder or a manager of the Company, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil — OAB), or a financial institution, and the members of investment funds must be represented by their fund management company.

Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 01/2017, shareholders that are legal entities may be represented in the shareholders’ meeting by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective formation documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be qualified as a shareholder, a company manager or a lawyer. Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the shareholders’ meeting through legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meeting by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned in item 2.1 above.

Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

In item VI of this Manual, there is a proxy template for the shareholders’ reference. Shareholders may also use proxies other than that suggested in this Manual, as long as they are in accordance with the provisions of Law 6,404/1976 and the Brazilian Civil Code.

To expedite the process of conducting the Meeting, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meeting, to the following address:

Attn.: Investor Relations Officer

Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, CEP 22640-100

Barra da Tijuca — Rio de Janeiro — RJ

Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meeting with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance.

We remind you that the representation documents will be checked before the beginning of the Meeting to ensure they are in order. For this reason, shareholders are requested to kindly arrive in advance of the Meeting so that the documents necessary for their participation can be duly checked in timely manner for their participation.

2.3.                            Participation of Holders of American Depositary Shares (“ADSs”)

Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights, and will be representing in the Meeting through its representative in Brazil, Banco Bradesco S.A.

2.4.                            Participation by Absentee Ballot

As set forth in Arts. 21-A and subsequent articles of CVM Instruction 481/2009, the Company’s shareholders may send, as of this date, their voting instructions with respect to the matters addressed at the Meeting by completing and sending the absentee ballot (“Ballot”), attached as Exhibit I to this Manual. The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009, which unites all the proposals for vote included in the Meeting’s Agenda.

The Ballot must:

•                       be accessed, to be printed and completed in advance, under the banner “AGE 12/21/2017” on the first page of the Company’s website (www.vale.com), as well as on the website of the CVM; and

•                       be received at least seven (7) days prior to the Meeting date, i.e., by 12/14/2017 (inclusive). Any voting ballots received after this date will be disregarded.

The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options:

(i)                                     through instructions for completion transmitted to the Company’s depository;

(ii)                                  through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository; or

(iii)                               through sending the Ballot directly to the Company.

After the deadline for absentee voting, namely, as of December 14, 2017, the shareholders can no longer change the voting instructions sent, except at the Meeting, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is put up to vote.

2.4.1. Through instructions for completion transmitted to the Company’s depository

This option is exclusively for shareholders holding shares deposited with Banco Bradesco S.A. and that are not deposited in the central depository:

The shareholder holding shares that are not deposited in the central depository — namely, at the B3 S.A. — Brasil, Bolsa, Balcão (“B3”)— and who opts to exercise his or her right to absentee voting through providers of depository services of the Company’s shares, Banco Bradesco S.A. (“Bradesco”), shall appear at any one of Bradesco’s 5,300 branches at least 7 days before the Meeting date, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents identified in the table below, so that the information in the Ballot may be transferred to Bradesco’s systems.

Documents to be submitted at the Bradesco branch, together with the Ballot	Individual	Legal Entity	Investment Fund
CPF and Photo ID of the shareholder or legal representative *	X	X	X
Formation Documents, consolidated and updated **	—	X	X
Document proving powers of representation **	—	X	X
Consolidated and updated fund by-laws	—	—	X

* Types of I.D. accepted: RG, RNE, CNH, Passport and officially recognized professional association card.

** For investment funds, manager and/or administrator documents, observing the voting policy.

Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meeting is conducted, i.e., by December 14, 2017 (inclusive).

Shareholders with questions may contact Bradesco as follows:

Tel: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in  this Manual.

2.4.2. Through instructions for completion transmitted to their respective custodians

This option is exclusively for shareholders holding shares under custody of the central depository — i.e., at the B3. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians.

The shareholder holding the shares deposited in the Central Depository of the B3 and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of the B3.

To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right.

Under Art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meeting is conducted, i.e., by December 14, 2017 (inclusive), unless a different deadline, which must be before such date, is established by their custodians.

Please note that, as established by Art. 21-S of CVM Instruction 481/2009, the Central Depository of the B3, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer Number) or CNPJ (Corporate Taxpayer Number).

2.4.3. Through sending the Ballot directly to the Company

The shareholders may also, as an alternative to the procedures described in items 2.4.1 and 2.4.2 above, send their Ballots directly to the Company.

To do so, the shareholders must print the Ballot (attached as Exhibit I to this Manual), complete it, initial all the pages and sign it, noting that the Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued  outside of Brazil.

Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, in the city of Rio de Janeiro — RJ, CEP 22640-100, to the attention of the Investor Relations Office, together with a copy of the documents listed below:

Individuals

•                  valid photo I.D. of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

Legal entities

•                  documents proving representation, including copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy (i) of fund by-laws in force, (ii) of the formation documents of its director or manager, as the case may be, and (iii) of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

•                  valid photo I.D. of the legal representative. The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, within seven (7)  days before the Meeting, i.e., by December 14, 2017 (inclusive), to the address mentioned above in this item 2.4.3.

Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in item 2.1 of the Ballot, to confirm its receipt and acceptance.

If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in item 2.1 of the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote.

During the voting period, the shareholder may send new voting instructions to the Company, if he or she understands it is necessary, and the voting map of the Company shall consider the last voting instruction submitted.

If there are differences between the Ballot received directly by the Company and the voting instruction contained in the voting map provided by the depository for the same CPF of CNPJ number, the voting instruction of the depository shall prevail, pursuant to the provisions of article 21-W, §2 of CVM Instruction 481/2009.

Vale stresses that:

•                  Ballots sent by shareholders who are not eligible to vote in the Meeting or in the respective vote shall not be considered for purposes of vote calculation;

•                  for the purposes of vote calculation, only the shares held by each shareholder on the date the Meeting is conducted will be considered, regardless of the date the respective Ballot is sent, and if the shareholder sells shares between the date the respective Ballot is sent and the date the Annual Shareholders’ Meeting is conducted, the votes related to the shares sold will be disregarded;

•                  voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository, on the date of the Meeting.

III. The Vote

3.1. Voting Rights

Pursuant to Article 5 of Vale’s By-Laws, each share in the Company allows for one vote in the resolutions of items I through XII in the Agenda of the Meeting. Thus, all shareholders of the Company may vote in all matters on the Meeting’s agenda, with the exception of item XIII, which refers to the appointment of the members of the Board of Directors, for which only ordinary shareholders will vote.

IV.                               Matters on the Agenda

All documents regarding the Agenda of the Vale Shareholders’ Meeting are available to the shareholders at the main offices of Vale, on its website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), the B3 (www.b3.com.br), and the Securities and Exchange Commission (www.sec.gov).

4.1                               Proposal to list Vale on the “Novo Mercado” special segment of the B3

To vote on this matter, material about the Novo Mercado is made available to the shareholders, in accordance with Exhibit II.

4.2                               Amendment to Vale’s By-Laws

The proposal to amend Vale’s By-Laws aims to reflect the conversion of all class “A” preferred shares into common shares as approved in the Extraordinary Shareholders’ Meeting and Special Meeting of Preferred Shareholders held on October 18, 2017, as well as to adapt them to the current rules of the “Novo Mercado,” if the proposal for listing in item 4.1 above is approved.

To vote on this matter, the following documents are made available to the shareholders: a report, in the form of a table, detailing the origin and justification of the proposed amendments, including their possible legal and economic effects, as well as the draft By-Laws of Vale, highlighting the proposed text for each provision of the by-laws to be amended, as set forth in Art. 11 of CVM Instruction 481/2009.

4.3                               Approval of the Protocol and Justification of Merger of Balderton

To vote on this matter, the shareholders are provided with the Protocol and Justification of Merger of Balderton, signed by the legal representatives of Vale and Balderton.

4.4                               Approval of the Protocol and Justification of Merger of Fortlee

To vote on this matter, the shareholders are provided with the Protocol and Justification of Merger of Fortlee, signed by the legal representatives of Vale and Fortlee.

4.5                               Approval of the Protocol and Justification of Partial Spin-off of EBM

To vote on this matter, the shareholders are provided with the Protocol and Justification of Partial Spin-off of EBM, signed by the legal representatives of Vale and EBM.

4.6                               Ratification of the appointment of Premiumbravo Auditores Independentes as the specialized company hired to appraise the owners’ equity of Balderton and Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale

To vote on this subject, the shareholders are provided with information about the appraiser, pursuant to article 21 of CVM Instruction 481/2009, including copy of the work proposal.

4.7                               Approval of the Appraisal Report of Balderton, prepared by the specialized company

To vote on this subject, the shareholders are provided with the Appraisal Report of Balderton, prepared by Premiumbravo Auditores Independentes, which is an exhibit to the respective Protocol.

4.8                               Approval of the Appraisal Report of Fortlee, prepared by the specialized company

To vote on this subject, the shareholders are provided with the Appraisal Report of Fortlee, prepared by Premiumbravo Auditores Independentes, which is an exhibit to the respective Protocol.

4.9                               Approval of the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company.

To vote on this subject, the shareholders are provided with the Appraisal Report of the spun-off portion of EBM’s equity, prepared by Premiumbravo Auditores Independentes, which is an exhibit to the respective Protocol.

4.10                        Approval of the merger of Balderton

To vote on this subject, the shareholders are provided with the following documents, in addition to the documents referred to above:

(a)         Information about the merger of Balderton into Vale required by Exhibit 20-A of CVM Instruction 481/2009;

(b)         Opinion of Vale’s Fiscal Council dated October 24, 2017;

(c)          Minutes of meetings of the Board of Directors of Vale, dated October 25, 2017.

4.11                        Approval of the merger of Fortlee

To vote on this subject, the shareholders are provided with the following documents, in addition to the documents referred to above:

(a)         Information about the merger of Fortlee into Vale required by Exhibit 20-A of CVM Instruction 481/2009;

(b)         Opinion of Vale’s Fiscal Council dated October 24, 2017;

(c)          Minutes of meetings of the Board of Directors of Vale, dated October 25, 2017.

4.12 Approval of the merger of the spun-off portion of EBM’s equity

To vote on this subject, the shareholders are provided with the following documents, in addition to the documents referred to above:

(a)         Information about the partial spin-off of EBM with merger of the spun-off portion into Vale required by Exhibit 20-A of CVM Instruction 481/2009;

(b)         Opinion of Vale’s Fiscal Council dated November 17, 2017;

(c)          Minutes of meetings of the Board of Directors of Vale, dated November 17, 2017.

4.13                        Ratifications of appointments of effective and alternate members of the Board of Directors

Under § 11 of Art. 11 of Vale’s By-Laws, in the event a position of a member of the Board of Directors or his or her alternate is vacated, the replacement may be appointed by the remaining members, who shall serve until the first shareholders’ meeting, which will vote on his or her election.

Considering the resignation of the effective member of the Board of Directors Mr. Shinichiro Omachi and the resignation of the alternate member of the Board of Directors Mr. XXXXX, the Board of Directors, in the meetings held on October 25, 2017 and November 17, 2017, approved the appointment of Mr. Toshiya Asahi and Mr. Gilmar XXXX as effective and alternate members, respectively.

Additionally, considering the existence of a vacant position, the Board of Directors, in a meeting held on October 17, 2017, approved the appointment of Mr. Gilmar Dalilo Cezar Wanderley, as an alternate member of the Board of Directors.

Under § 11 of Art. 11 of the Company’s By-Laws, such appointments must be ratified by the Shareholders’ Meeting, which shall be held after the appointment.

To vote on this matter, the information on Mr. Toshiya Asahi and Mr. Gilmar Dalilo Cezar Wanderley is made available, in accordance with the provisions of Art. 10 of CVM Instruction 481/2009, under items 12.5 to 12.10 of the Reference Form, as set forth in Exhibit A to CVM Instruction 552/2014, by virtue of the guidelines set forth in Circular-Letter/CVM/SEP/no. 01/2017, as shown below:

Name	Toshiya Asahi	Gilmar Dalilo Cezar Wanderley
Date of Birth	12/16/1966	08/30/1979
Profession	Bachelor’s degree in metallurgical engineering	Economist
CPF/MF (Individual Taxpayer Number)	055.107.797-21	084.489.987-90
Passport	TR4134013	—

Position to hold	Effective member of the Board of Directors	Alternate member of the Board of Directors
Election date	12/21/2017	12/21/2017
Date of investiture	By 1/20/2018	By 01/20/2018
Term of Mandate	Until the Ordinary Shareholders’ Meeting of 2019	Until the Ordinary Shareholders’ Meeting of 2019
Other positions held or duties exercised at Vale	N/A	Member of the Financial Committee
Nominated/Elected by the controlling shareholder?	Yes	Yes
Independent member?	No	No
Number of consecutive terms	N/A	N/A

Toshiya Asahi

Effective Member of Vale’s Board of Directors (since October 2017). His main professional experience in the past five years includes: (i) Vice-President of Mitsui & Co. (Brasil) S.A. (since July 2015), the business and investment company controlled by Mitsui & Co., Ltd., signatory of Vale’s Shareholders’ Agreement; (ii) General Manager of New Metals and Aluminum of Mitsui & Co., Ltd. (from April 2014 to July 2015), a publicly-held trading company, which is a signatory of Vale’s Shareholders’ Agreement, where he also was an (iii) Executive Assistant (from April 2012 to April 2014). He earned an undergraduate degree in Metallurgic Engineering from Kyushu University in March 1990.

Gilmar Dalilo Cezar Wanderley

Alternate Member of Vale’s Board of Directors (since November 2017) and a Member of Vale’s Financial Committee (since September 2014), where he held the position of Member of the Corporate Governance and Sustainability Committee (from April 2011 to April 2015). His main professional experience in the past five years includes: (i) Financial Officer of Litel Participações S.A. (“Litel”) (since November 2012) and a Member of the Board of Directors (since March 2012), a holding company party to Vale’s Shareholders’ Agreement; (ii) Securities Investment Manager of Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI (since February 2012), a complementary pension entity that holds an indirect interest in the Company through Litel, which is a party to Vale’s Shareholders’ Agreement; (iii) Alternate Member of the Board of Directors of 521 Participações S.A. (since April 2012), a public holding company; (iv) Member of the Board of Directors of Valepar S.A. (from April 2012 to August 2017), a private holding company that held control over Vale until August 14, 2017, when it was merged into Vale; and (v) Member of the Engineering and Networks, Technology and Innovation and Service Provision of Tele Norte Leste Participações S.A. (from May 2011 to May 2012), a telecommunications company incorporated by the current Oi S.A., where he also held the position of Member of the Risks and Contingencies Committee (from October 2010 to June 2012). He graduated in economics from Universidade Federal Fluminense (UFF), in Rio de Janeiro, in April 2004, and has a post-graduate degree in supplementary pension management from UFF, completed in May 2015, and a master’s degree in production engineering with a focus on strategy, management and corporate finances by UFF, completed in April 2008.

Declarations

Judicial and administrative convictions (including criminal).

Messrs. Toshiya Asahi and Gilmar Dalilo Cezar Wanderley declare, individually, for all legal purposes, that, over the past five (5) years, he were not subject to (i) any criminal conviction, (ii) any adverse judgment in an administrative proceeding from the Brazilian Securities and Exchange Commission, or (iii) any conviction in a final and unappealable decision, at a judicial or administrative level, that has suspended or disqualified them from performing of any professional or commercial activity.

Marital relationship, civil union or family relationship up to second degree.

Messrs. Toshiya Asahi and Gilmar Dalilo Cezar Wanderley declare, individually, for all legal purposes, that there is no marital relationship, civil union or family relationship up to second degree between them and (i) Vale’s managers; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale.

Relations of Subordination, Provision of Service or Control.

Messrs. Toshiya Asahi and Gilmar Dalilo Cezar Wanderley declare, individually, for all legal purposes, that there are no relations of subordination, provision of service or control, in the past three (3) fiscal years, between them and (i) a direct or indirect subsidiary of Vale, except for those in which Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) material suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies, or subsidiaries of any of the above.

Declaration of Politically-Exposed Person

Messrs. Toshiya Asahi and Gilmar Dalilo Cezar Wanderley declare, individually, for all legal purposes, that they are not a politically-exposed people, under applicable regulations.

Percentage of Attendance at Meetings during the Fiscal Year ended December 31, 2016

Board of Directors	Total Meetings held by the respective body during the last fiscal year since the investiture of the Director	% of attendance of the member at meetings held during the last fiscal year after his or her investiture
Toshiya Asahi	N/A	N/A
Gilmar Dalilo Cezar Wanderley	N/A	N/A

V.                                    ADDITIONAL INFORMATION

Any questions or clarifications on the matters listed in the Meeting Agenda can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including through email at vale.ri@vale.com.

VI. PROXY VOTE TEMPLATE

[ACIONISTA],              [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [            ] e inscrito no CPF/MF sob o nº [          ], residente e domiciliado [ENDEREÇO], na Cidade [            ], Estado [            ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Extraordinária da Vale S.A., a ser realizada, em primeira convocação no dia 21 de dezembro de 2017, às 9h, e, se necessário, em segunda convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessa Assembleia Geral, e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[    ] and holder of CPF/MF # [        ], resident in [CITY], and with commercial address at [ADDRESS], in the City of [       ], State of [         ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Extraordinary Shareholders’ Meeting to be held on first call on December 21, 2017, at 9 a.m., and, if necessary, on second call on a date to be duly informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such General Meeting, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below:

Ordem do dia:	Agenda:

1) Proposta de migração da Vale para o segmento especial da B3 S.A. Brasil, Bolsa, Balcao (“B3”) denominado B3 S.A. - Brasil, Bolsa, Novo Mercado: ☐ a favor ☐ contra ☐ abstenção	1) Proposal to list “ Novo Mercado” special segment of theB3 S.A. - Brasil, Bolsa, Balco (“B3”); ☐ Pro ☐ Against ☐ Abstain

2) Alteração do Estatuto Social da Vale: ☐ a favor ☐ contra ☐ abstenção	2) Amendment to Vale’s By-Laws: ☐ Pro ☐ Against ☐ Abstain

3) Aprovação do Protocolo e Justificação de Incorporação da Balderton: ☐ a favor ☐ contra ☐ abstenção	3) Approval of the Protocol and Justification of Merger of Balderton: ☐ Pro ☐ Against ☐ Abstain

4) Aprovação do Protocolo e Justificação de Incorporação da Fortlee:	4) Approval of the Protocol and Justification of Merger of Fortlee:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

5) Aprovação do Protocolo e Justificação de Cisão Parcial da EBM:	5) Approval of the Protocol and Justification of Partial Spin-off of EBM:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

6) Ratificação da Premiumbravo Auditores Independentes como empresa especializada contratada para proceder à avaliação dos patrimônios líquidos da Balderton e da Fortlee e da parcela cindida do patrimônio da EBM, a serem vertidos para a Vale:

6) Ratification of Premiumbravo Auditores Independentes as a specialized company hired to appraise the owner’s equity of Balderton, Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale:

☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

7) Aprovação do Laudo de Avaliação da Balderton, elaborado pela empresa especializada:	7) Approval of the Appraisal Report of Balderton, prepared by the specialized company:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

8) Aprovação do Laudo de Avaliação da Fortlee, elaborado pela empresa especializada:	8) Approval of the Appraisal Report of Fortlee, prepared by the specialized company:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

9) Aprovação do Laudo de Avaliação da parcela cindida do patrimônio da EBM, elaborado pela empresa especializada:	9) Approval of the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

10) Aprovação da incorporação da Balderton:	10) Approval of the merger of Balderton:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

11) Aprovação da incorporação da Fortlee:	11) Approval of the merger of Fortlee:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

12) Aprovação da incorporação da parcela cindida do patrimônio da EBM:	12) Approval of the merger of the spun-off portion of EBM’s equity:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

13) Ratificação das nomeações de membro titular e membro suplente do Conselho de Administração:	13) Ratification of appointments of effective member and alternate member of the Board of Directors:
☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

Este instrumento é válido por [ ], a partir da data de sua assinatura.	This power of attorney shall remain in effect from [ ] until [ ].

[Local], [Data].	[Place], [Date].

[Acionista]	[Shareholder]

Exhibit I — Absentee Ballot

1.	Name or business name of the shareholder (without abbreviations)

2.	CNPJ or CPF of the shareholder	2.1. Email address for the Company to send the shareholder confirmation of receipt of the ballot

3.                                      Guidelines for completion

Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot(“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Extraordinary Shareholders’ Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed:

(i) the shareholder must note above his or her name (or business name), as well as its CPF or CNPJ, as applicable, as well as an email address for any contact;

(ii) all the fields must be duly completed;

(iii) all the pages must be initialed; and

(iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under prevailing law.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Please note that December 14, 2017 is the last day for RECEIPT of the Ballot through one of the three forms to be listed in item 4 below, and not the last day for it to be sent. If it is received after December 14, 2017, the votes will not be counted.

Shareholders opting to exercise their right to vote through the Ballot must observe the other rules and formalities described in the Manual for Participation in the Extraordinary Shareholders’ meeting and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

4.                                     Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian

So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meeting, i.e., by December 14, 2017 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives:

1)             Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository.

2)             Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian.

3)             Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meeting. The shareholder may also, if it prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copy of the other documents sent before via email by the shareholder, by 14, 2017.

For more clarifications, access the Manual for participation in the Meeting, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3—Brasil, Bolsa, Balcão (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

5.                                     Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company

Attn: Departamento de Relações com Investidores

Address: Avenida das Américas n. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, Rio de Janeiro – RJ, CEP 22640-100, to the care of the Investor Relations Office.

email: vale.ri@vale.com

6.                                     Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact

Banco Bradesco S.A. (Bradesco)

Telephone number for contact: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meeting, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meeting.

Resolutions

Simple Resolution

7.                                      Proposal to list Vale’s shares on the “Novo Mercado” special segment of the B3 S.A. — Brasil, Bolsa, Balcão (“B3”):

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

8.                                      Amendment to Vale’s By-Laws:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

9.                                      Approval of the Protocol and Justification of Merger of Balderton:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

10.                               Approval of the Protocol and Justification of Merger of Fortlee:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

11.                               Approval of the Protocol and Justification of Partial Spin-off of EBM, with the merger of the spun-off portion into Vale:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

12.                               Ratification of Premiumbravo Auditores Independentes as a specialized company hired to appraise the owner’s equity of Balderton, Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

13.                               Approval of the Appraisal Report of Balderton, prepared by the specialized company:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

14.                               Approval of the Appraisal Report of Fortlee, prepared by the specialized company:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

15.                               Approval of the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

16.                               Approval of the merger of Balderton:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

17.                               Approval of the merger of Fortlee:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

Simple Resolution

18.                               Approval of the merger of the spun-off portion of EBM’s equity

☐ Approve                                  ☐ Reject                                              ☐ Abstain

19.                               Ratifications of appointments of effective and alternate members of the Board of Directors:

☐ Approve                                  ☐ Reject                                              ☐ Abstain

[City], [date]

Name and signature of Shareholder

SUPPORT PRESENTATION AGM 12/21/2017

This presentation may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 2 Disclaimer

Novo Mercado Corporate Governance Standard • All shareholders are holders of only one single class of shares, the common ones, and therefore, they have the same rights towards the Company¹ All shareholders are entitled to 100% tag along rights in case of sale of the Company control The company must make a tender offer to repurchase the shares of all shareholders in case of delisting or cancellation of the contract with B3 – BOVESPA The Board of Directors must be composed of at least five members, being at least two or 20% (whichever is greater) of independent directors, with a maximum term of two years, reelection being permitted The company is committed to keep at least 25% of free float, or 15% in case the average daily trading volume of its shares is equal to or greater than R$ 25 millions The Company must disclose more complete financial data, as quartely reports with cash flows statements and consolidated reports audited by independent auditors The Company must provide annual financial reports on an internationally accepted standard The Company must report on a monthy basis negotiations with securities of the company made by directors, executives and controlling shareholders • • • • • • • 1 Only companies that have been through a privatization process may have preferred Golden shares owned by the government, being these ones non-transferable.

Main benefits of the listing in the Novo Mercado • Promotes better the alignment of interests among groups of shareholders, shareholders and the management team Governance • Empowers the management team and the Board of Directors as the most relevant decision-making body • Improves the availability of financial resources to shareholders • Brings more independence to the Company administration • Promotes more diversity in Boards discussions Base tion • Provides more complete quartely and anual reports reviewed by independent auditors parency 1 Corporate Best Practice 2 Liquidity Incr 3 Shareholder Diversifica 4 More Trans s ease

Main benefits of the listing in the *Novo Mercado*

1 Corporate Governance Best Practices

2 Liquidity Increase

- Improves the availability of financial resources to shareholders

3 Shareholder Base Diversification

4 More Transparency

VALE

Migration to the Novo Mercado historically benefitted share prices Appreciation of the share prices – 60 days after the announcement of the transaction Average: 22,3% Median: 18,8%

Migration to the *Novo Mercado* historically benefitted share prices

Average: 22,3%
Median: 18,8%
98%
52%
33%
32%
29%
28%
25%
20%
17%
18%
16%
12%
3%
0%
-13%
-12%
Eletro-paulo
Kroton
Parana-panema
Tim
Ultrapar
Anhan-guera
Mahle
ALL
Fibria Celulose
Equa-torial
WEG
Hering
Iochpe Maxion
Romi
BRF
Embraer

VAL

PROPOSED

BY-LAWS OF

VALE S.A.

BY-LAWS

VALE S.A.

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

§1 — With the admission of Vale to the special listing segment named Novo Mercado, of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the B3’s Novo Mercado Listing Rules (the “Novo Mercado Rules”).

~~Sole Paragraph~~§2 — Vale, its ~~shareholders,~~ directors, executive officers and ~~members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).~~shareholders shall conform to the Issuer Listing and Security Trading Admission Rules, including the rules regarding withdrawal and delisting of trading securities approved for trading in the exchange and over-the-counter markets managed by B3.

§3 — Where the rights of the public offerees provided for in these By-Laws conflict with the provisions of the Novo Mercado Rules, the provisions of the Novo Mercado Rules will prevail.

Article 2 - The purpose of the company is:

I.                              the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                         the building and operation of railways and the exploitation of own or third party rail traffic;

III.                              the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                     the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                          the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                     the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.                constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - ~~The~~Vale’s paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) ~~corresponding to 5,304,684,600~~divided into 5,284,474,782 (five billion, ~~three~~two hundred and ~~four~~eighty-four million, ~~six~~four hundred and se~~igh~~venty-four thousand and ~~six~~seven hundred and eighty-two) book-entry shares, being R$~~72,772,826,412.91~~77,299,999,823.12 (seventy-~~two~~seven billion, ~~seven~~two hundred and ~~seventy-two~~ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and ~~twenty-six thousand, four hundred and twelve~~twenty-three Reais and ~~ninety-one~~twelve cents), divided into ~~4,997,544,504 (four~~5,284,474,770 (five billion, nine two hundred and ~~ninety-seven~~eighty-four million, ~~five~~four hundred and ~~forty-four~~seventy-four thousand ~~and five~~, seven hundred and ~~four~~seventy) common shares and R$~~4,527,173,587.09 (four billion, five hundred and twenty-seven million,~~176.88 (one hundred and seventy-~~three~~six ~~thousand, five hundred and eighty-seven~~ Reais and ~~nine~~eighty-eight cents), divided into ~~307,140,096 (three hundred and seven million, one hundred and forty thousand and ninety-six) preferred Class “A” shares, including~~ 12 (twelve) special class preferred (golden) shares, all without nominal value.

§ 1 - The shares are common shares and special class preferred shares. ~~The~~Vale may not issue other preferred shares ~~comprise class A and special class~~.

§ 2 - The special class preferred shares shall belong exclusively to the Federal Government~~. In addition to~~ and will have the ~~other~~ rights ~~which are~~ express~~ed~~ly and specifically attributed to these shares in the current By-Laws~~, the special class shares shall possess the same rights as the class A preferred shares~~.

§ 3 - Each common~~, class A preferred~~ share and special class preferred shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The special class preferred ~~class A and special~~ shares will have the same political rights as the common shares, ~~with the~~ except~~ion of~~regarding voting for the election of Board Members, ~~excepting~~which shall only be attributed to the special class preferred shares with regard to the provisions set forth in §§ ~~2~~4 and ~~3~~5 of Article ~~11 following, and also~~141 of Law 6,404/76. Also attributed to the special class preferred shares is the right to elect and dismiss one member of the Fiscal Council, and ~~its~~the respective alternate.

§5 - Holders of ~~class A preferred and~~ special class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 - Special class ~~P~~preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of amendment to its By-laws, through the issue of common shares.

§ 1 -                        The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -                        At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -                        Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.                              change of name of the company;

II.                         change of location of the head office;

III.                    change of the corporate purpose with reference to mineral exploitation;

IV.                     the winding-up of the company;

V.                          the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.                     any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.                any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 - An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting.

§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Officer or by a person specially appointed by the Chairman of the Board of Directors.

§ 2 — The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by enough shareholders to constitute the majority needed to approve the matters reviewed.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of ~~such administrators~~ the members of the Board of Directors and the Executive Board is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the ~~Level 1 Listing~~Novo Mercado Rules, as well as in compliance with the applicable legal requirements.

§2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 - The positions of Chairman of the Board of Directors and Chief Executive Officer, or chief executive of the Company, may not be held by the same person.

§4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 -The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

~~§2 -                           Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:~~

~~I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and~~

~~II - preferred shares representing at least 10% (ten percent) of share capital.~~

~~§3 -                           Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.~~

~~§4 -                           The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.~~

§~~5~~2 -                    From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§~~6~~3 -                    ~~At least 20% of~~Of the ~~elected principal~~ members of the Board of Directors ~~(and their respective alternates~~, at least 20% (twenty percent) shall be Independent Directors (as defined ~~below~~by the Novo Mercado Rules), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ ~~2~~4 and ~~3~~5 of ~~this~~ Article

~~11~~141 of Law 6,404/76 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of ~~members of the Board of~~ Directors, the result shall be rounded to ~~the nearest whole number~~in accordance with the Novo Mercado Rules.

§~~7~~4 -                    The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§~~8~~5 -                    In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§~~9~~6 -                    Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§~~10~~7 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§~~11~~8 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§~~12~~9 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with §§~~2~~4 and ~~3~~5 of Article ~~11~~141 of Law 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§~~13~~10-         With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §~~2~~§4 and 5 of Article ~~11~~141 of Law 6,404/76, whenever the election for the Board of

Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§~~14~~11 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special class preferred shares or company employees exercise the right established in §§ ~~2, 3~~4 and 5 ~~of Article 141 of Law 6,404/76 and in §2~~ above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head of Article 11.

Subsection II — Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                              electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.                         distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.                    assigning the functions of Investor Relations to an Executive Officer;

IV.                     approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                          approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                     establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.                approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.           approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                    monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                         approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                    issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.               with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.          approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.           approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.           approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.      selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 33;

XVIII. appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors;

XIX.          approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.               overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.          approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.     approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.      establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI. establishing criteria for the Executive Board for providing guarantees in general and contracting of loans and financing and for the signing of other contracts;

XXVII.           establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX. approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.     authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;

XXXIV. expressing its views in favor of or against any tender offer to purchase the company’s shares by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liquidity of the securities owned by them; (b) the repercussions of the tender offer on the company’s interests; (c) the strategic plans disclosed by the offeror in relation to the company; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)~~.~~; and

XXXV. determining a list of three expert business valuation firms in order to prepare a valuation report for Vale’s shares in the event of an OPA (as defined below) for the cancellation of the company’s registration as a publicly held company, for the exit from the Novo Mercado or in the OPA provided for in Article 45 of these By-laws.

§1 -                           The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

§3 — Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as political parties, and to their representatives or candidates.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.

§1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the head of this Article.

§2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to such company administration body , being prohibited the participation of Executive Officers of Vale and with due regard to applicable legal and regulatory provisions.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3 - During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings and Responsibilities

Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors in the specific Internal Rules of each committee.

§1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 - The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

§3- The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, with exclusivity, the duties contained in Art. 33, §1, (i) to (iv) below.

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article 20 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II — Workings

Article 21 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1 -                           In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2 -                           In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term.

§3 -                           Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4 -                           Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 22 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 23 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 24 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 25 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members.

§1 -                           When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 26, and in respect of the exceptions stated in §2 following;

§2 -                           Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -                           The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article 26 - The Executive Board shall be responsible for:

I -                          approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                     preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -                complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -                 preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                      preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -                 planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -            identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII -       identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                     submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -           preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -      adhering to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -       preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -            authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -       authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII-authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -      authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -           establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -      establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -                           The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                        The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 27 - The responsibilities of the Chief Executive Officer are to:

I -                          take the chair at meetings of the Executive Board;

II -                     exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                 select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                      coordinate the decision-making process of the Executive Board, as provided for in Article 25 of Subsection II — Workings;

VI -                 indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 21 Subsection II — Workings;

VII -            keep the Board of Directors informed about the activities of the company;

VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 28 - The Executive Officers are to:

I -                          organize the services for which they are responsible;

II -                     participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -                comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                 contract the services described in §2º of Article 33, in compliance with determinations of the Fiscal Council.

Article 29 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3 -              In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -              Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 30 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Sole Paragraph - An Agreement of Consent of the Members of the Fiscal Council, as provided for in the terms of the Novo Mercado Rules, as well as the compliance with the applicable legal requirements, are required before the members of the Fiscal Council take office.

Article 31 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 32 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 33 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, the following, subject to the provisions of Art. 19, §3 of the By-laws:

(i)                           to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                        to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                     to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                    to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2 - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.

§3 - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 34 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 35 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 36 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 37 - The proposal for distribution of profit shall include the following reserves:

I.                                        Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                   Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 38 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 39 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 40 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company.

CHAPTER VIII — SALE OF CONTROL ~~AND~~, CANCELLATION OF THE COMPANY’S REGISTRATION AS A PUBLICLY HELD COMPANY AND EXIT FROM THE NOVO MERCADO

Article 41 - The Sale of Control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequent that the Purchaser undertakes to make a tender offer to purchase the common shares from the company’s common shareholders, in compliance with the terms and conditions provided for under applicable law, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder.

Article 42 - The tender offer mentioned in the previous article shall also be required:

I.                                        when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or

II.                                   in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform B~~M&FBOVESPA~~3 regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount.

Article 43 - Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall:

I.                                        make the tender offer referred to in Article 41 above; and

II.                                   pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and B~~M&FBOVESPA~~3 will take measures to make the distribution pursuant to its regulations.

Article 44 - For the purposes of these By-laws, the following capitalized terms will have the following meanings:

“Administrator(s)” means, when used in the singular, the company’s Officers and members of the Board of Directors referred to individually, or, when used in the plural, the company’s Officers and members of the Board of Directors referred to jointly.

“Control” (as well as its related terms, “Controlling Company”, “Controlled,” or “under Common Control”) means the power effectively used to direct corporate activities and guide the operation of a company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital.

“Controlling Shareholder” means the shareholder(s) or Group of Shareholders exercising Control of the company.

“Controlling Shares” means the set of shares that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company.

“Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

“Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock.

“Independent Director” is a member of the board of directors characterized by: (i) not having any ties to the company, except as a shareholder; (ii) not being a Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this restriction); (iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a company controlled by the company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount that would imply loss of independence; (v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would imply loss of independence; (vi) not being a spouse or relative up to the second degree of any manager of the company; and (vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction).

“Outstanding Shares” means all shares issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special class preferred shares.

“Purchaser” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Company.

“Sale of Control of the Company” means the transfer to a third party, for consideration, of Controlling Shares.

“Selling Controlling Shareholder” means the Controlling Shareholder when it advances a Sale of Control of the Company.

Article 45 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B~~M&FBOVESPA~~3 regulations and the terms of this article.

§1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B~~M&FBOVESPA,~~3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA.

§2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of:

(i)                  the Economic Value determined in an appraisal report;

(ii)               120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii)            120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.

§4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM related to the OPA, within the deadlines set forth in the applicable regulation.

§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 45.

§6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Articles 41, 42 and 43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.

§7 - Until November 9th, 2020, the provisions set forth in this Article shall not apply:

(i)                  to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the EXTRAORDINARY GENERAL MEETING held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”);

(ii)               to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement;

(iii)            to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation.

§8 - The provisions of this Article 45 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

Article 46 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

(i)                  the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

(ii)               in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

Article 47 - In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article 48, in due compliance with the applicable legal rules and regulations.

Article 48 - The appraisal report referred to in Articles 45 ~~and~~, 47, 52 and 54 of these Bylaws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.

§1 -                           The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares.

§2 -                           The costs for preparation of the appraisal report shall be fully borne by the offeror.

Article 49 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article 45.

Article 50 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article 45.

Article 51 - Cases not expressly addressed in these By-laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, in accordance with the Novo Mercado Rules.

Article 52 — In the event of a proposed exit from the Novo Mercado by Vale, so that the securities issued by Vale can be admitted for trading outside the Novo Mercado, or as a result of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado within 120 (one hundred and twenty) days from the shareholders’ meeting approving said restructuring, the Controlling Shareholder must conduct a public offer to acquire the shares belonging to the other Vale shareholders, at least in the Economic Value to be appraised in a valuation performed according to the terms of caput and §1 of Article 48 of these By-laws, complying with the applicable legal norms.

Article 53 — In the event that there is no Controlling Shareholder, in the case of a proposed exit from the Novo Mercado by Vale so that the securities issued by Vale can be admitted for trading outside the Novo Mercado, or as a result of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado within 120 (one hundred and twenty) days from the shareholders’ meeting approving said restructuring, the exit will be subject to the realization of a public offer to acquire shares in the same conditions provided for in the article above.

§1 — Such general meeting shall define the person(s) responsible for conducting the public offer to acquire shares, who, being present at the meeting, shall expressly assume the obligation to conduct the offer.

§2 — In the absence of a definition of those responsible for conducting the public offer to acquire shares, in the event of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado, the shareholders voting for such a corporate reorganization shall conduct such offer.

Article 54 — Vale’s exit from the Novo Mercado as a result of noncompliance with the obligations of the Novo Mercado Rules is subject to the realization of a public offer to acquire shares for at least the Economic Value of the shares, which is to be appraised in a valuation performed according to the terms of caput and §1 of Article 48 of these By-laws, complying with the applicable legal norms

§1 — The Controlling Shareholder must conduct the public offer to acquire shares provided for in the caput of this article.

§2 — In the event that there is no Controlling Shareholder and the exit from the Novo Mercado referenced in the caput happens as a result of agreement in a general meeting, the shareholders that voted in favor of the agreement which resulted in the respective noncompliance must conduct a public offer to acquire shares as provided for in the caput.

§3 — In the event that there is no Controlling Shareholder and the exit from the Novo Mercado referenced in the caput occurs as a result of an administrative act or fact, the Executive Officers and Directors of Vale shall call a general shareholder’s meeting with the agenda being a discussion of how to amend the noncompliance with regards to the obligations provided in the Novo Mercado Rules or, as the case may be, discuss Vale’s exit from the Novo Mercado.

§4 — In the event that the general meeting referred to in §3, above, agree on the exit of the Company from the Novo Mercado, said general meeting shall define the parties that will be responsible for the realization of a public offer to acquire shares provided for in the caput, who, being present at the meeting, shall expressly assume the obligation to conduct the offer.

CHAPTER IX — ARBITRATION

Article ~~52~~55 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, , other than those provided for in the Novo Mercado Rules, the Arbitration Rules, the Sanction Rules and the Novo Mercado Participation Agreement.

Report on the proposed amendments to the By-laws of Vale S.A.

Below is a report in table format, detailing the origin of, and justification for, the proposed amendments to the Company’s By-laws and analyzing their possible legal and economic effects, with accordance with article 11 of CVM Instruction 481/09

Current text of By-laws	Proposed text for By-laws	Justification
Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.	Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

~~Sole Paragraph~~ §1 — With the admission of Vale to the special listing segment named Novo Mercado, of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the ~~Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”)~~ B3’s Novo Mercado Listing Rules (the “Novo Mercado Rules”).

To conform the By-laws to the requirements provided in the Listing Rules of the Novo Mercado currently in effect (the “Novo Mercado Rules”).

§2 — Vale, its directors, executive officers and shareholders shall conform to the Issuer Listing and Security Trading Admission Rules, including the rules regarding withdrawal and delisting of trading securities approved for trading in the exchange and over-the-counter markets managed by B3.

To conform to the Issuer Listing and Security Trading Admission Rules currently in effect.

	§3 — Where the rights of the public offerees provided for in these By-Laws conflict with the provisions of the Novo Mercado Rules, the provisions of the Novo Mercado Rules will prevail.	To conform the By-laws to the requirements provided for in the Novo Mercado Rules
Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to	Article 5 — ~~The~~Vale’s paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) ~~corresponding to~~	The article was amended to reflect the alterations in stock that resulted from the

Current text of By-laws	Proposed text for By-laws	Justification

5,304,684,600 (five billion, three hundred and four million, six hundred and eighty-four thousand and six hundred) book-entry shares, being R$72,772,826,412.91 (seventy-two billion, seven hundred and seventy-two million, eight hundred and twenty-six thousand, four hundred and twelve Reais and ninety-one cents), divided into 4,997,544,504 (four billion, nine hundred and ninety-seven million, five hundred and forty-four thousand and five hundred and four) common shares and R$4,527,173,587.09 (four billion, five hundred and twenty-seven million, one hundred and seventy- three thousand, five hundred and eighty-seven Reais and nine cents), divided into 307,140,096 (three hundred and seven million, one hundred and forty thousand and ninety-six) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

~~5,304,684,600~~divided into 5,284,474,782 (five billion, ~~three~~two hundred and ~~four~~eighty-four million, ~~six~~four hundred and ~~eighty~~seventy-four thousand and sixseven hundred and eighty-two) book-entry shares, being R$~~72,772,826,412.91~~77,299,999,823.12 (seventy-~~two~~seven billion, ~~seven~~two hundred and ~~seventy-two~~ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and ~~twenty-six thousand, four hundred and twelve~~twenty-three Reais and ~~ninety-one~~twelve cents), divided into ~~4,997,544,504 (four~~5,284,474,770 (five billion, ~~nine hundred and ninety seven~~ two hundred and eighty- four million, ~~five~~four hundred and ~~forty-four~~seventy- four thousand ~~and five~~, seven hundred and f~~our~~seventy) common shares and R$~~4,527,173,587.09 (four billion, five hundred and Twenty-seven million,~~176.88 (one hundred and seventy-~~three~~six thousand, five hundred and eighty- ~~seven~~ Reais and ~~nine~~eighty-eight cents), divided into ~~307,140,096 (three hundred and seven million, one hundred and forty thousand and ninety-six) preferred Class “A” shares, including~~ 12 (twelve) special class preferred (golden) shares, all without nominal value.

conversion of all of the preferred class “A” shares into common shares issued by the Company, which was approved in the Extraordinary General Shareholder’s meeting and ratified in the Special Meeting of Preferred Shareholders, both held on October 18, 2017.

In accordance with the Extraordinary Shareholder’s Meeting held on October 18, 2017 and the Special Meeting of Preferred Shareholders on the same date, the conversion of the preferred class “A” shares issued by the Company into ordinary shares was approved, at the ratio of 0.9342 common shares for each preferred class “A”, the same Ratio applied to the voluntary conversion of preferred class “A” shares into common shares completed on August 2017.

	§ 1 - The shares are common shares and special class preferred shares. Vale may not	The amendments to §§ 1st, 2nd and 3rd aim to conform the By Laws to (i) the new state of the Company, regarding the preferred class “A” shares; and

Current text of By-laws	Proposed text for By-laws	Justification

§ 1 - The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By- Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

issue other preferred shares ~~comprise class A and special class~~.

§ 2 - The special class preferred shares shall belong exclusively to the Federal Government~~. In addition to~~ and will have the ~~other~~ rights ~~which are~~ expressly~~ed~~ and specifically attributed to these shares in the current By- Laws~~, the special class shares shall possess the same rights as the class A preferred shares~~.

§ 3 - Each common~~, class A preferred~~ share and special class preferred shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The ~~preferred class A and~~ special class preferred shares will have the same political rights as the common shares, ~~with the~~ except~~ion of~~regarding voting for the election of Board Members, ~~excepting~~which shall only be attributed to the special class preferred shares with regard to the provisions set forth in §§ ~~2~~4 and ~~3~~5 of Article ~~11 following, and also~~141 of Law 6,404/76. Also attributed to the special class preferred shares is the right to elect and dismiss one member of the Fiscal Council, and ~~its~~the respective alternate.

(ii) the requirements provided for in the Novo Mercado, which Oversee the issuance of preferred shares, except for the special class preferred shares that aim to grant differentiated political rights, as is the case for the 12 (twelve) golden shares issued by the Company, in accordance with item 3.1(vii) of the Novo Mercado Rules.

In addition to the justification provided above, regarding §§1st, 2nd and 3rd, the amendment aimed to clarify the Company’s By-laws, considering that the previous §§2nd, 3rd of Article 11 of the By-laws only reflected the terms of §§4th and 5th of Article 141 of Law 6,404/76.

This is a language change resulting from the conversion of

Current text of By-laws	Proposed text for By-laws	Justification

§5 - Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

§5 - Holders of ~~class A preferred and~~ special class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three Percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 - Special class p~~P~~referred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

all preferred class “A” shares into common shares. This is a language change resulting from the conversion of all preferred class “A” shares into common shares.

Current text of By-laws	Proposed text for By-laws	Justification

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

§2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 - The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of ~~such administrators~~ the members of the Board of Directors and the Executive Board is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the ~~Level 1 Listing~~ Novo Mercado Rules, as well as in compliance with the applicable legal requirements.

§2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 - The positions of Chairman of the Board of Directors and Chief Executive Officer, or chief executive of the Company, may not be held by the same person.

§4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the

Conform the By-laws to the requirements provided for in the Novo Mercado Rules. Conform the By-laws to the requirements provided for in the Novo Mercado Rules.

Current text of By-laws	Proposed text for By-laws	Justification

competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 - The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 - The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

Article 11 - The Board of Directors, a joint decision- making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 - Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

Article 11 - The Board of Directors, a joint decision- making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

~~§2 - Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:~~

To simplify and clarify the By-laws, we propose the removal of §§ 2nd, 3rd and 4th, which provisions are regulated in Article 141 of Law 6,404/76, and therefore do not need to be reproduced.

Current text of By-laws	Proposed text for By-laws	Justification

I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital.

§3 - Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 - The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 - From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

~~I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and~~

~~II - preferred shares representing at least 10% (ten percent) of share capital.~~

~~§3 - Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.~~

~~§4 - The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.~~

§~~5~~2 - From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

Renumbering the paragraph.

Current text of By-laws	Proposed text for By-laws	Justification

§6 - At least 20% of the elected principal members of the Board of Directors (and their respective alternates) shall be Independent Directors (as defined below), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ 2 and 3 of this Article 11 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of members of the Board of Directors, the result shall be rounded to the nearest whole number.

§7 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§8 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§~~6~~3 - ~~At least 20%of the elected principal~~Of the members of the Board of Directors ~~(and their respective alternates~~, at least 20% (twenty percent) shall be Independent Directors (as defined ~~below~~by the Novo Mercado Rules), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ ~~2~~4 and ~~3~~5 of ~~this~~ Article ~~11~~141 of Law 6,404/76 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of ~~members of the Board of~~ Directors, the result shall be rounded to ~~the nearest whole number.~~in accordance with the Novo Mercado Rules.

§~~7~~4 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§~~8~~5 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his

This alteration aims to conform the By-laws to the requirements provided for in the Novo Mercado Rules. The amendments to §§ 4th through 11 are a simple renumbering to the paragraph.

Current text of By-laws	Proposed text for By-laws	Justification

§9 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§10 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§11 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§12 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, capacity as a member of the Board of Directors.

§~~9~~6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§~~10~~7 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§~~11~~8 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§~~12~~9 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate

Adjustment of cross-reference resulting from the removal of §§2nd and 3rd from Article 11, which represented the contents

Current text of By-laws	Proposed text for By-laws	Justification

by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

vote in accordance with §§~~2~~4 and ~~3~~5 of Article 11141 of Law 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

of §§ 4th and 5th of Article 141 of Law 6,404/76.

§13- With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§~~13~~10- With the exception of the principal members and their respective alternates elected by means of separate vote, Respectively, by the employees of the company and by the holders of common and/or preferred shares, under §~~2~~§4 and 5 of Article ~~11~~141 of Law 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

Adjustment of cross-reference resulting from the removal of §§2nd from Article 11, which represented the contents of §§ 4th and 5th of Article 141 of Law 6,404/76.

§14 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right

§~~14~~11 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special class preferred shares or company employees exercise the

Current text of By-laws	Proposed text for By-laws	Justification

established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head of Article 11.

right established in §§ ~~2, 3~~4 and 5 of Article 141 of Law 6,404/76 and in §2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a Number equal to those elected by the other shareholders, plus one, irrespective of the Number of officers established in the head of Article 11.

Adjustment of cross-reference resulting from the removal of §§2nd and 3rd from Article 11, which represented the contents of §§ 4th and 5th of Article 141 of Law 6,404/76, as well as the renumbering of §5th in this article, as well as §2nd.

Article 14 - The Board of Directors shall be responsible for:	Article 14 - The Board of Directors shall be responsible for:

I. electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;	I. electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;	II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III. assigning the functions of Investor Relations to an Executive Officer;	III. assigning the functions of Investor Relations to an Executive Officer;

IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;	IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V. approving the company’s human resources general policies as submitted to it by the Executive Board;	V. approving the company’s human resources general policies as submitted to it by the Executive Board;

Current text of By-laws	Proposed text for By-laws	Justification
VI. establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;	VI. establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;	VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII. approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;	VIII. approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX. monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;	IX. monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;	X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;	XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.             with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct

XII.             with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation In the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of

Current text of By-laws	Proposed text for By-laws	Justification
and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;	corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII. approving the corporate risks and financial policies of the company submitted by the Executive Board;	XIII. approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV. approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;	XIV. approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;	XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.         approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVI.         approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 33;	XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 33;

XVIII. appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors;	XVIII. appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors;

XIX. approving the policies and the annual audit plan of the company submitted by the person	XIX. approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to

Current text of By-laws	Proposed text for By-laws	Justification
responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;	Acknowledge the respective reports and determine the adoption of necessary measures;

XX.             overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XX.             overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI. approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;	XXI. approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.   approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXII.   approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.          approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIII.          approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.           approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXIV.           approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing	XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions

Current text of By-laws	Proposed text for By-laws	Justification
of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.	set forth in Article 7 of the present By-Laws being complied with.

XXVI. establishing criteria for the Executive Board for providing guarantees in general and contracting of loans and financing and for the signing of other contracts;	XXVI. establishing criteria for the Executive Board for providing guarantees in general and contracting of loans and financing and for the signing of other contracts;

XXVII.      establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVII.      establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.          approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXIX.          approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.   authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or

XXX.   authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are

Current text of By-laws	Proposed text for By-laws	Justification

indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;	XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;	XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;	XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions;

XXXIV. expressing its views in favor of or against any tender offer to purchase the company’s shares by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liquidity of the securities owned by them; (b) the repercussions of the tender offer on the company’s interests; (c) the strategic plans disclosed by the offeror in relation to the

XXXIV. expressing its views in favor of or against any tender offer to purchase the company’s shares by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liquidity of the securities owned by them; (b) the repercussions of the tender offer on the company’s interests; (c) the strategic plans disclosed by the offeror in relation to the company; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable

Current text of By-laws	Proposed text for By-laws	Justification

company; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM).

§1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

§3 — Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as political parties, and to their representatives or candidates.

rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)~~.~~; and

XXXV. determining a list of three expert business valuation firms in order to prepare a valuation report for Vale’s shares in the event of an OPA (as defined below) for the cancellation of the company’s registration as a publicly held company, for the exit from the Novo Mercado or in the OPA provided for in Article 45 of these By-laws.

§1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

§3 — Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as political parties, and to their representatives or candidates.

Provision included to conform the By-laws to the requirements provided for in the Novo Mercado Rules.

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Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.

§1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the head of this Article.

§2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.

§1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the head of this Article.

§2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Language adjustment in the Portuguese version that is not applicable to the English translation.

Article 30 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 30 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Sole Paragraph — An Agreement of Consent of the Members of the Fiscal Council, as provided for in the terms of the Novo Mercado Rules, as well as the compliance with the applicable legal requirements,

This amendment conforms the By-laws to the requirements provided for in the Novo Mercado Rules.

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are required before the members of the Fiscal Council take office.

Article 36 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 36 - After the constitution of the legal reserve the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Language adjustment to clarify the existence of only special class preferred (golden) shares, after the conversion of all of the preferred class “A” shares into common shares.

CHAPTER VIII — SALE OF CONTROL AND CANCELLATION OF THE COMPANY’S REGISTRATION AS A PUBLICLY HELD COMPANY	CHAPTER VIII — SALE OF CONTROL ~~AND~~, CANCELLATION OF THE COMPANY’S REGISTRATION AS A PUBLICLY HELD COMPANY AND EXIT FROM THE NOVO MERCADO	Amendment to conform the By-laws to the requirements provided for in the Novo Mercado Rules.

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Article 42 - The tender offer mentioned in the previous article shall also be required:	Article 42 - The tender offer mentioned in the previous article shall also be required:
.

I.                when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or

I.                when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or

II.           in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform BM&FBOVESPA regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount.

II.           in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform ~~BM&FBOVESPA~~B3 regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount.

Amendment of the new company name of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Mercados, which is now named B3 S.A.- Brasil, Bolsa, Balcão, referred to in this document solely as B3.

Article 43 - Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall:	Article 43 - Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall:

I. make the tender offer referred to in Article 41 above; and	I. make the tender offer referred to in Article 41 above; and

II.           pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all

II.           pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all

Amendment of the new company name of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Mercados, which is now named B3 S.A. - Brasil, Bolsa, Balcão, referred to in this document solely as B3.

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persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and BM&FBOVESPA will take measures to make the distribution pursuant to its regulations.

persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and ~~BM&FBOVESPA~~B3 will take measures to make the distribution pursuant to its regulations.

Article 45 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and BM&FBOVESPA regulations and the terms of this article.

Article 45 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and ~~BM&FBOVESPA~~B3 regulations and the terms of this article.

Amendment of the new company name of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Mercados, which is now named B3 S.A. - Brasil, Bolsa, Balcão, referred to in this document solely as B3.

§1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at BM&FBOVESPA, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for

§1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at ~~BM&FBOVESPA~~B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in

Amendment of the new company name of BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Mercados, which is now named B3 S.A. - Brasil,

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the acquisition of the company’s common shares issued in the OPA.	Brazilian currency for the acquisition of the company’s common shares issued in the OPA.	Bolsa, Balcão, referred to in this document solely as B3.

§2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of:	§2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of:

(i) the Economic Value determined in an appraisal report;	(iv) the Economic Value determined in an appraisal report;

(ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and	(v) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.	(vi) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.

§3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations.

§4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the	§4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the

Current text of By-laws	Proposed text for By-laws	Justification
CVM related to the OPA, within the deadlines set forth in the applicable regulation.	CVM related to the OPA, within the deadlines set forth in the applicable regulation.

§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 45.

§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 45.

§6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Articles 41, 42 and 43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.

§6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Articles 41, 42 and 43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.

§7 — Until November 9th, 2020, the provisions set forth in this Article shall not apply:	§7 — Until November 9th, 2020, the provisions set forth in this Article shall not apply:

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(i)             to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the EXTRAORDINARY GENERAL MEETING held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”);

(iv)      to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the EXTRAORDINARY GENERAL MEETING held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”);

(ii) to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement;	(v) to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement;

(iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation.	(vi) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation.

§8 - The provisions of this Article 45 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company

§8 - The provisions of this Article 45 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the

Current text of By-laws	Proposed text for By-laws	Justification

into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

§10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

Current text of By-laws	Proposed text for By-laws	Justification

Article 48 - The appraisal report referred to in Articles 45 and 47 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.

Article 48 - The appraisal report referred to in Articles ~~45~~ 45, 47, 52 and ~~47~~54 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.

Addition of the reference to new articles 52 and 54 of the By-laws, which, according to the terms of the Novo Mercado Rules, also refer to the valuation report referred to in article 48.

§1 - The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares.

§1 - The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares.

§2 - The costs for preparation of the appraisal report shall be fully borne by the offeror.	§2 - The costs for preparation of the appraisal report shall be fully borne by the offeror.

Article 51 - Cases not expressly addressed in these By-laws shall be resolved by the General	Article 51 - Cases not expressly addressed in these By-laws shall be resolved by the General

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Meeting and in accordance with Law No. 6,404/76.	Meeting and in accordance with Law No. 6,404/~~76.~~76, in accordance with the Novo Mercado Rules.	Conform the Vale By-laws to the terms of the Novo Mercado Rules.

Article 52 — In the event of a proposed exit from the Novo Mercado by Vale, so that the securities issued by Vale can be admitted for trading outside the Novo Mercado, or as a result of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado within 120 (one hundred and twenty) days from the shareholders’ meeting approving said restructuring, the Controlling Shareholder must conduct a public offer to acquire the shares belonging to the other Vale shareholders, at least in the Economic Value to be appraised in a valuation performed according to the terms of caput and §1 of Article 48 of these By-laws, complying with the applicable legal norms.

Conform the Vale By-laws to the requirements of the Novo Mercado Rules.

Article 53 — In the event that there is no Controlling Shareholder, in the case of a proposed exit from the Novo Mercado by Vale so that the securities issued by Vale can be admitted for trading outside the Novo Mercado, or as a result of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado within 120 (one hundred and twenty) days from the shareholders’ meeting approving said restructuring, the exit will be subject to the

Conform the Vale By-laws to the requirements of the Novo Mercado Rules.

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realization of a public offer to acquire shares in the same conditions provided for in the article above.

§1 — Such general meeting shall define the person(s) responsible for conducting the public offer to acquire shares, who, being present at the meeting, shall expressly assume the obligation to conduct the offer.

§2 — In the absence of a definition of those responsible for conducting the public offer to acquire shares, in the event of a corporate restructuring in which the company resulting from this restructuring does not have its securities admitted for trading in the Novo Mercado, the shareholders voting for such a corporate reorganization shall conduct such offer.

Article 54 — Vale’s exit from the Novo Mercado as a result of noncompliance with the obligations of the Novo Mercado Rules is subject to the realization of a public offer to acquire shares for at least the Economic Value of the shares, which is to be appraised in a valuation performed according to the terms of caput and §1 of Article 48 of these By-laws, complying with the applicable legal norms

Conform the Vale By-laws to the requirements of the Novo Mercado Rules.

§1 — The Controlling Shareholder must conduct the public offer to acquire shares provided for in the caput of this article.

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§2 — In the event that there is no Controlling Shareholder and the exit from the Novo Mercado referenced in the caput happens as a result of agreement in a general meeting, the shareholders that voted in favor of the agreement which resulted in the respective noncompliance must conduct a public offer to acquire shares as provided for in the caput.

§3 — In the event that there is no Controlling Shareholder and the exit from the Novo Mercado referenced in the caput occurs as a result of an administrative act or fact, the Executive Officers and Directors of Vale shall call a general shareholder’s meeting with the agenda being a discussion of how to amend the noncompliance with regards to the obligations provided in the Novo Mercado Rules or, as the case may be, discuss Vale’s exit from the Novo Mercado.

§4 — In the event that the general meeting referred to in §3, above, agree on the exit of the Company from the Novo Mercado, said general meeting shall define the parties that will be responsible for the realization of a public offer to acquire shares provided for in the caput, who, being present at the meeting, shall expressly assume the obligation to conduct the offer.

Article 52 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in

Article ~~52~~55 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the

Article renumbering and conforming the Vale By-laws to the requirements of the Novo Mercado Rules.

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particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general.

application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general~~.~~, other than those provided for in the Novo Mercado Rules, the Arbitration Rules, the Sanction Rules and the Novo Mercado Participation Agreement.

PROTOCOL AND JUSTIFICATION FOR MERGER OF BALDERTON

TRADING CORP. INTO VALE S.A.

By this private instrument, the companies below:

VALE S.A. (“Vale”), a publicly held company, with headquarters at the address Avenida das Américas, No. 700, 3 andar, loja 318, Barra da Tijuca, in the city of Rio de Janeiro, National Corporate Taxpayer Number/Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas/Ministério da Fazenda - CNPJ/MF) 33.592.510/0001-54, with its organizational documents filed with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro — JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas - NIRE) 33.300.019.766, herein represented as set forth in its By-Laws; and

BALDERTON TRADING CORP. (“Balderton” and, jointly, with Vale, the “COMPANIES”), a company incorporated under the laws of the British Virgin Islands, with headquarters at the address Walkers Chambers, P.O. Box 92, Road Town, Tortola, British Virgin Islands, herein represented as set forth in its organizational documents;

NOW THEREFORE, agree to enter into this PROTOCOL AND JUSTIFICATION FOR MERGER, which incorporates the conditions agreed upon by the managers of the COMPANIES with respect to the merger of Balderton into Vale, as set forth under articles 224, 225 and 227 of Law No. 6,404/1976 and other applicable legal provisions, as follows:

1.                            Vale holds shares representing 100% (one hundred percent) of Balderton’s capital, a non-operating company incorporated under the laws of the British Virgin Islands, acquired by Vale in 2009, together with other assets originally held by the Rio Tinto “group.”

2.                            Considering that Balderton is a wholly-owned subsidiary of Vale, the merger set forth in this instrument is justified in that it enables the simplification of Vale’s corporate structure, with the resulting ease in managing its business and reduction in legal, tax and administrative obligations and costs arising from maintaining Balderton as a legal entity.

3.                            Balderton’s capital stock is US$ 2,389,450.00 (two million, three hundred eighty-nine thousand, four hundred and fifty U.S. dollars), equivalent, on the date this instrument is executed, to R$7,738,711.72 (seven million, seven hundred and thirty-eight thousand, seven hundred and eleven Brazilian reais and seventy-two cents), fully paid-up, divided into 2,389,450 (two million, three hundred and eighty-nine thousand, four hundred and fifty) shares, fully held by Vale, free of any liens and encumbrances.

4.                            Balderton’s equity will be transferred to Vale at its book value, and the assets and liabilities are valued in accordance with accounting practices and standards issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), which are identical to those adopted by Vale. For such appraisal, the managers of the COMPANIES hired the specialized company Premiumbravo Auditores Independentes, a company established in the City of Rio de Janeiro, at the address Avenida Flamboyants da Peninsula 100, Bloco 3 - salas 201 a 204, CNPJ/MF 01.796.259/0001-30 and registered in the Regional Accounting Board of the State of Rio de Janeiro (Conselho Regional de Contabilidade do Estado do Rio de Janeiro - CRC-RJ) under No. 004216/O-8, whose appointment will be ratified by Vale’s Extraordinary Shareholders’ Meeting that will analyze the transaction set forth in this instrument. The base date of the appraisal is June 30, 2017, and the accounting report found that Balderton has negative net assets of US$144,394,721.18 (one hundred and four-four million, three hundred and ninety-four thousand, seven hundred and twenty-one U.S. dollars and eighteen cents), equivalent, on the date this instrument is executed, to R$467,651,183.49 (four hundred sixty-seven million, six hundred and fifty-one thousand, one hundred and eighty-three Brazilian reais and forty-nine cents).

5.                            Since Balderton is a wholly-owned subsidiary of Vale, its owner’s equity already belongs exclusively to Vale, and is represented in Vale’s assets by the shares Vale holds of Balderton’s equity. Accordingly, upon cancellation of all of the 2,389,450 (two million, three hundred and eighty-nine thousand, four hundred and fifty) shares issued by Balderton and owned by Vale, as a result of the merger, their value will be replaced in Vale’s accounting books by the elements that comprise Balderton’s equity, without any change in the value for which it is accounted.

6.                            On the date of the event, Balderton shall draw up its balance sheet to determine its fiscal obligations and close its bookkeeping. The equity variations that occur in Balderton between the base date of June 30, 2017 and the date of its effective merger into Vale will be recorded by Balderton and absorbed by Vale at the time of the merger.

7.                            Considering that Vale holds all shares representing Balderton’s capital stock, which will be cancelled upon the intended merger, no new shares of Vale’s capital will be issued, and such capital will remain unchanged; thus, it will not be necessary to establish any exchange ratio. Consequently, there will be no change to Vale’s By-Laws.

8.                            Considering that all shares representing the capital stock of the merged company belong to Vale, there will be no right to exit or right to reimbursement for dissenting shareholders. There will be no change in the voting rights, dividends received and equity rights of Vale’s shareholders, compared to the political and equity advantages of the shares existing prior to the merger.

9.                            Considering that this merger is of a wholly-owned subsidiary, preparing the calculation of the share replacement ratios set forth in article 264 of the Brazilian Corporate Law is not justified.

10.                     As a result of the foregoing, Vale and Balderton will hold extraordinary shareholders’ meetings to vote on the merger set forth in this instrument, and

Vale shall be responsible for filing the acts of the merger in the relevant business registries, including the competent bodies of the British Virgin Islands.

11.                     If the transaction set forth in this instrument is approved by the shareholders of the COMPANIES, Balderton will be dissolved and Vale, under Law No. 6,404/1976, will unconditionally assume all assets, rights and obligations of Balderton, whether legal or conventional, as included in the appraisal report.

12.                     The court of the Judicial District of the Capital of the State of Rio de Janeiro is elected to resolve any questions or matters arising from this instrument, waiving any other, however privileged it may be.

Rio de Janeiro, October 26, 2017

VALE S.A.

BALDERTON TRADING CORP.

Balderton Trading Corp.

Appraisal Report of Quotaholders’

Equity at Book Value

Premiumbravo Auditores Independentes

Av. João Cabral de Mello Neto, 610
2° andar - Barra da Tijuca
Rio de Janeiro- CEP: 22.775-057
Tel.: (21) 3547-0076
www.premiumbravo.com.br

BALDERTON TRADING CORP.

APPRAISAL REPORT OF THE QUOTAHOLDERS’ EQUITY OF THE

COMPANY’S ACCOUNTING RECORDS

AS AT JUNE 30, 2017

PREMIUMBRAVO AUDITORES INDEPENDENTES an accounting Firm located at Rio de Janeiro, Avenida Flamboyants da Peninsula 100, Bloco 3 - salas 201 a 204, CNPJ/MF register n°. 07.796.259/0001-30 and registered in the Regional Accounting Council of the State of Rio de Janeiro under CRC RJ n°004216/O-8, has been appointed as official appraiser by the Management of Balderton Trading Corp. (from now on “the Company”), and to be confirmed by Quotaholders’ Meeting of Vale S.A. “Vale”, to carry out the appraisal of the Company at book value. In this regard, PREMIUMBRAVO AUDITORES INDEPENDENTES issues this Appraisal Report in accordance with accounting practices adopted in Brazil (“BRGAAP” which is comprised of the Brazilian Corporate Law 6.404/76 and the related subsequent amendments and the accounting rules set forth by the Accounting Pronouncements Committee —CPC, substantially aligned to the accounting rules of the IFRS), in connection with the Protocol and Justification of the Merge.

REASON FOR THE APPRAISAL

The Appraisal Report of the Quota Holders’ Equity of the Company at book value as per the Company’s accounting records, has been required in order to officially support the merge of Balderton Trading Corp. into Vale.

WORK WE HAVE PERFORMED

This Appraisal Report of the Quota Holders’ Equity of the Company at book value as at June 30, 2017 has been issued by us as from the application of certain procedures, comprised of: (a) checking the amounts included in the Balance Sheet as at June 30, 2017 against the official accounting records of the Company; (b) applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters; (c) evaluating the significant accounting practices and estimates adopted by Management in the prepare of the Company’s Balance Sheet as of June 30, 2017 and (d) review the information and subsequent events that may or would might have relevant effects on the Company’s Balance Sheet as of June 30, 2017.

CONCLUSION

Based on the work we have performed, we conclude that the book value of the Quota Holders’ Equity of the Balderton Trading Corp. as of June 30, 2017, is negative US$ 144,394,721.18 (one hundred and forty-four million, three hundred and ninety-four thousand, seven hundred and twenty-one dollars and eighteen cents), recorded at the Balderton Trading Corp.’s official accounting records in accordance with accounting practices generally accepted in Brazil.

BALDERTON TRADING CORP.	Book value
(June 30, 2017)	USD

Accounts receivable with related-parties	11,952,278.82
Negative net equity of investments	(156,347,000.00)

NEGATIVE EQUITY	(144,394,721.18)

Additionally, we inform that:

(a)                       In accordance with professional rules set forth by the Federal Accounting Council, we are not aware of any conflict of interest, direct or indirect, nor any other circumstances that represent conflict of interest in relation to our services we have provided and already described in this report; and

(b)                       We are not aware of any action made by the Parent, the Company’s Management or any other party, aiming to drive, to limit, to make difficult or any other acts that have or might have jeopardized the access, the use of the knowledge of information, documents and methodologies of work relevant to the quality of the related conclusions.

October 9, 2017

/s/ Premiumbravo	/s/ Andre Meira Araujo Silva
PREMIUMBRAVO	ANDRE MEIRA ARAUJO SILVA
Auditores Independentes	Public Accountant
CRC-RJ 004216/8	CRC-RJ 089814/O-1

PROTOCOL AND JUSTIFICATION FOR MERGER OF FORTLEE

INVESTMENTS LTD. INTO VALE S.A.

By this private instrument, the companies below:

VALE S.A. (“Vale”), a publicly held company, with headquarters at the address Avenida das Américas, No. 700, 3 andar, loja 318, Barra da Tijuca, in the city of Rio de Janeiro, National Corporate Taxpayer Number/Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas/Ministério da Fazenda - CNPJ/MF) 33.592.510/0001-54, with its organizational documents filed with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro — JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas - NIRE) 33.300.019.766, herein represented as set forth in its By-Laws; and

FORTLEE INVESTMENTS LTD. (“Fortlee” and, jointly, with Vale, the “COMPANIES”), a company incorporated under the laws of the British Virgin Islands, with headquarters at the address Walkers Chambers, P.O. Box 92, Road Town, Tortola, British Virgin Islands, herein represented as set forth in its organizational documents;

NOW THEREFORE, agree to enter into this PROTOCOL AND JUSTIFICATION FOR MERGER, which incorporates the conditions agreed upon by the managers of the COMPANIES with respect to the merger of Fortlee into Vale, as set forth under articles 224, 225 and 227 of Law No. 6,404/1976 and other applicable legal provisions, as follows:

1.         Vale holds shares representing 100% (one hundred percent) of Fortlee’s capital, a non-operating company incorporated under the laws of the British Virgin Islands, acquired by Vale in 2009, together with other assets originally held by the Rio Tinto “group.”

2.         Considering that Fortlee is a wholly-owned subsidiary of Vale, the merger set forth in this instrument is justified in that it enables the simplification of Vale’s corporate structure, with the resulting ease in managing its business and reduction in legal, tax and administrative obligations and costs arising from maintaining Fortlee as a legal entity.

3.         Fortlee’s capital stock is US$ 2,550,000.00 (two million, five hundred and fifty thousand U.S. dollars), equivalent, on the date this instrument is executed, to R$8,258,685.00 (eight million, two hundred and fifty-eight thousand, six hundred and eighty-five Brazilian reais), fully paid-up, divided into 2,550,000 (two million, five hundred and fifty thousand) shares, fully held by Vale, free of any liens and encumbrances.

4.         Fortlee’s equity will be transferred to Vale at its book value, and the assets and liabilities are valued in accordance with accounting practices and standards issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), which are identical to those adopted by Vale. For such appraisal, the managers of the COMPANIES hired the specialized company Premiumbravo Auditores Independentes, a company established in the City of Rio de Janeiro, at the address Avenida Flamboyants da Peninsula 100, Bloco 3 -salas 201 a 204, CNPJ/MF 01.796.259/0001-30 and registered in the Regional Accounting Board of the State of Rio de Janeiro (Conselho Regional de Contabilidade do Estado do Rio de Janeiro - CRC-RJ) under No. 004216/O-8, whose appointment will be ratified by Vale’s Extraordinary Shareholders’ Meeting that will analyze the transaction set forth in this instrument. The base date of the appraisal is June 30, 2017, and the accounting report found that Fortlee’s net assets are US$3,087,552.50 (three million, eighty-seven thousand, five hundred and fifty-two U.S. dollars and fifty cents), equivalent, on the date this instrument is executed, to R$9,999,656.28 (nine million, nine hundred and ninety-nine thousand, six hundred and fifty-six Brazilian reais and twenty-eight cents).

5.         Since Fortlee is a wholly-owned subsidiary of Vale, its owner’s equity already belongs exclusively to Vale, and is represented in Vale’s assets by the shares Vale holds of Fortlee’s equity. Accordingly, upon cancellation of all of the 2,550,00 (two million, five hundred and fifty thousand) shares issued by Fortlee and owned by Vale, as a result of the merger, their value will be replaced in Vale’s accounting books by the elements that comprise Fortlee’s equity, without any change in the value for which it is accounted.

6.         On the date of the event, Fortlee shall draw up its balance sheet to determine its fiscal obligations and close its bookkeeping. The equity variations that occur in Fortlee between the base date of June 30, 2017 and the date of its effective merger into Vale will be recorded by Fortlee and absorbed by Vale at the time of the merger.

7.         Considering that Vale holds all shares representing Fortlee’s capital stock, which will be cancelled upon the intended merger, no new shares of Vale’s capital will be issued, and such capital will remain unchanged; thus, it will not be necessary to establish any exchange ratio. Consequently, there will be no change to Vale’s By-Laws.

8.         Considering that all shares representing the capital stock of the merged company belong to Vale, there will be no right to exit or right to reimbursement for dissenting shareholders. There will be no change in the voting rights, dividends received and equity rights of Vale’s shareholders, compared to the political and equity advantages of the shares existing prior to the merger.

9.         Considering that this merger is of a wholly-owned subsidiary, preparing the calculation of the share replacement ratios set forth in article 264 of the Brazilian Corporate Law is not justified.

10.       As a result of the foregoing, Vale and Fortlee will hold extraordinary shareholders’ meetings to vote on the merger set forth in this instrument, and Vale shall be responsible for filing the acts of the merger in the relevant business registries, including the competent bodies of the British Virgin Islands.

11.       If the transaction set forth in this instrument is approved by the shareholders of the COMPANIES, Fortlee will be dissolved and Vale, under Law No. 6,404/1976, will unconditionally assume all assets, rights and obligations of Fortlee, whether legal or conventional, as included in the appraisal report.

12.       The court of the Judicial District of the Capital of the State of Rio de Janeiro is elected to resolve any questions or matters arising from this instrument, waiving any other, however privileged it may be.

Rio de Janeiro, October 26, 2017

VALE S.A.

FORTLEE INVESTMENTS LTD.

Fortlee Investments LTD.

Appraisal Report of Quotaholders’

Equity at Book Value

Premiumbravo Auditores Independentes

Av. João Cabral de Mello Neto, 610
2° andar - Barra da Tijuca
Rio de Janeiro - CEP: 22.775-057
Tel.: (21) 3547-0076
www.premiumbravo.com.br

FORTLEE INVESTMENTS LTD.

APPRAISAL REPORT OF THE QUOTAHOLDERS’ EQUITY OF THE

COMPANY’S ACCOUNTING RECORDS

AS AT JUNE 30, 2017

PREMIUMBRAVO AUDITORES INDEPENDENTES an accounting Firm located at Rio de Janeiro, Avenida Flamboyants da Peninsula 100, Bloco 3 - salas 201 a 204, CNPJ/MF register n°. 07.796.259/0001-30 and registered in the Regional Accounting Council of the State of Rio de Janeiro under CRC RJ n°004216/O-8, has been appointed as official appraiser by the Management of Fortlee Investments Ltd. (from now on “the Company”), and to be confirmed by Quotaholders’ Meeting of Vale S.A. “Vale”, to carry out the appraisal of the Company at book value. In this regard, PREMIUMBRAVO AUDITORES INDEPENDENTES issues this Appraisal Report in accordance with accounting practices adopted in Brazil (“BRGAAP” which is comprised of the Brazilian Corporate Law 6.404/76 and the related subsequent amendments and the accounting rules set forth by the Accounting Pronouncements Committee —CPC, substantially aligned to the accounting rules of the IFRS), in connection with the Protocol and Justification of the Merge.

REASON FOR THE APPRAISAL

The Appraisal Report of the Quota Holders’ Equity of the Company at book value as per the Company’s accounting records has been required in order to officially support the merge of Fortlee Investments Ltd. into Vale.

WORK WE HAVE PERFORMED

This Appraisal Report of the Quota Holders’ Equity of the Company at book value as at June 30, 2017 has been issued by us as from the application of certain procedures, comprised of: (a) checking the amounts included in the Balance Sheet as at June 30, 2017 against the official accounting records of the Company; (b) applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters; (c) evaluating the significant accounting practices and estimates adopted by Management in the prepare of the Company’s Balance Sheet as of June 30, 2017 and (d) review the information and subsequent events that may or would might have relevant effects on the Company’s Balance Sheet as of June 30, 2017.

CONCLUSION

Based on the work we have performed, we conclude that the book value of the Quota Holders’ Equity of Fortlee Investments Ltd. as of June 30, 2017, is US$ 3,087,552.50 (three million, eighty-seven thousand, five hundred and fifty-two dollars and fifty cents), recorded at the Fortlee Investments Ltd.’s official accounting records in accordance with accounting practices generally accepted in Brazil.

FORTLEE INVESTMENTS LTD.	Book value
(June 30, 2017)	USD

Account receivable with related-party - Vale S.A.	3,087,552.50

NET EQUITY	3,087,552.50

Additionally, we inform that:

(a)                       In accordance with professional rules set forth by the Federal Accounting Council, we are not aware of any conflict of interest, direct or indirect, nor any other circumstances that represent conflict of interest in relation to our services we have provided and already described in this report; and

(b)                       We are not aware of any action made by the Parent, the Company’s Management or any other party, aiming to drive, to limit, to make difficult or any other acts that have or might have jeopardized the access, the use of the knowledge of information, documents and methodologies of work relevant to the quality of the related conclusions.

October 09, 2017

/s/ Premiumbravo	/s/ Andre Meira Araujo Silva
PREMIUMBRAVO	ANDRE MEIRA ARAUJO SILVA
Auditores Independentes	Public Accountant
CRC-RJ 004216/8	CRC-RJ 089814/O-1

PROTOCOL AND JUSTIFICATION FOR PARTIAL SPIN-OFF OF

EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A.

By this private instrument, the companies below:

VALE S.A. (“Vale”), a publicly-held company, with headquarters at the address Avenida das Américas, No. 700, 3 andar, loja 318, Barra da Tijuca, in the city and state of Rio de Janeiro, National Corporate Taxpayer Number/Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas/Ministério da Fazenda -CNPJ/MF) 33.592.510/0001-54, with its organizational documents filed with the Registry of Commerce of the State of Rio de Janeiro (Junta Comercial do Estado do Rio de Janeiro — JUCERJA) under Company Registration Identification Number (Número de Identificação do Registro de Empresas - NIRE) 33.300.019.766, herein represented as set forth in its By-Laws; and

EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A. (“EBM” and, jointly, with Vale, the “COMPANIES”), a company with headquarters at the address Avenida Doutor Marco Paulo Simon Jardim no. 3580 — parte, Mina de Águas Claras, in the city of Nova Lima, state of Minas Gerais, with its organizational documents filed in the Registry of Commerce of the State of Minas Gerais (Junta Comercial do Estado de Minas Gerais — JUCEMG), under NIRE 31.300.022.323, herein represented as set forth in its By-Laws;

NOW THEREFORE, agree to enter into this PROTOCOL AND JUSTIFICATION FOR PARTIAL SPIN-OFF, which incorporates the conditions agreed upon by the managers of the COMPANIES with respect to the partial spin-off of EBM with merger of the spun-off portion into Vale, as set forth under and for the purpose of articles 224, 225, 227 and 229 of Law No. 6,404/1976 and other applicable legal provisions, as follows:

1.         Vale and JFE Steel Corporation (“JFE”) hold shares representing, respectively, 97.9% (ninety-seven point nine percent) and 2.1% (two point one percent) of EBM’s capital, a company that holds, as its primary asset,

2,997,606,374 (two billion, nine hundred and ninety-seven million, six hundred and six thousand, three hundred and seventy-four) common shares, representing 51% (fifty-one percent) of the capital stock of Minerações Brasileiras Reunidas S.A. — MBR (“MBR”), a company in the mining sector.

2.         The proposed transaction sets forth the partial spin-off of EBM, in which the spun-off portion shall be comprised of 2,934,608,629 (two billion, nine hundred and thirty-four million, six hundred and eight thousand, six hundred and twenty-nine) common shares issued by MBR (“Spun-off Portion”), representing 49.93% (forty-nine point nine three percent) of that company’s capital, which shall be fully attributed to Vale. After the implementation of the partial spin-off, Vale will hold only one (1) share issued by EBM (“Partial Spin-off”), and the number of shares issued by EBM currently held by JFE will remain unchanged. JFE, in turn, will continue to hold, indirectly, through its interest in EBM, interest equivalent to 1.07% (one point zero seven percent) of MBR’s capital.

3.         EBM’s Executive Board assessed the proposed Partial Spin-off and concluded that it meets EBM’s interests, in that it enables simplification of EBM’s and MBR’s corporate structure, without causing any change in the interest indirectly held in MBR’s capital stock by the only two shareholders of EBM, considering that the Spun-off Portion corresponds exactly to the interest indirectly held by Vale, through EBM, in MBR.

4.         The capital stock of EBM is R$ 5,047,610,311.21 (five billion, forty-seven million, six hundred and ten thousand, three hundred and eleven Brazilian reais and twenty-one cents) fully paid-in, divided into 2,997,606,380 (two billion, nine hundred and ninety-seven million, six hundred and six thousand, three hundred and eighty) registered common shares, with no par value, of which 2,934,608,630 (two billion, nine hundred and thirty-four million, six hundred and eight thousand, six hundred and thirty) are held by Vale and 62,997,750 (sixty-two million, nine hundred and ninety-seven thousand, seven hundred and fifty) are held by JFE.

5.         The Spun-off Portion shall be fully transferred to Vale, which shall remain jointly and severally liable for any of EBM’s obligations prior to the Partial Spin-off, as set forth in article 233 of Law No. 6,404/1976. The assets and liabilities that are part of EBM’s equity and do not comprise the Spun-off Portion shall remain under EBM’s full ownership.

6.         The managers of the COMPANIES hired the specialized company Premiumbravo Auditores Independentes, a company established in the city of Rio de Janeiro, at the address Avenida Flamboyants da Península 100, Bloco 3 - salas 201 a 204, CNPJ/MF 01.796.259/0001-30 and registered in the Regional Accounting Board of the State of Rio de Janeiro (Conselho Regional de Contabilidade do Estado do Rio de Janeiro - CRC-RJ) under No. 004216/O-8 (“Specialized Company”), whose appointment will be ratified by Vale’s Extraordinary Shareholders’ Meeting that will analyze the Partial Spin-off, to appraise, at accounting value, the elements that comprise the Spun-off Portion of EBM’s owner’s equity to be transferred to Vale as a result of the Partial Spin-off, and the appraisal report prepared by the Specialized Company is attached to this Protocol as Exhibit I (“Appraisal Report”). The base date of the appraisal is June 30, 2017, and the Appraisal Report calculated that the accounting value of the Spun-off Portion is R$ 5,895,337,064.00 (five billion, eight hundred and ninety-five million, three hundred and thirty-seven thousand and sixty-four Brazilian reais).

7.         Once the Partial Spin-off is approved, EBM’s capital stock will be reduced by R$ 4,939,930,784.47 (four billion, nine hundred and thirty-nine million, nine hundred and thirty thousand, seven hundred and eighty-four Brazilian reais and forty-seven cents), with the resulting cancellation of 2,934,608,629 (two billion, nine hundred and thirty-four million, six hundred and eight thousand, six hundred and twenty-nine) common shares, all currently belonging to Vale, and the new capital stock will be R$ 107,679,526.74 (one hundred and seven million, six hundred and seventy-nine thousand, five hundred and twenty-six Brazilian reais and seventy-four cents), representing 62,997,751 (six hundred and two million, nine hundred and ninety-seven thousand, seven hundred and fifty-one) registered common shares with no par value.

8.         As a result of the Partial Spin-off, article 5 of EBM’s By-Laws will be amended and will go into effect with the following text:

“Article 5 — The Company’s capital stock is R$ 107,679,526.74 (one hundred and seven million, six hundred and seventy-nine thousand, five hundred and twenty-six Brazilian reais and seventy-four cents), divided into 62,997,751 (six hundred and two million, nine hundred and ninety-seven thousand, seven hundred and fifty-one) registered common shares with no par value.

Paragraph 1 — Each share is entitled to one vote in the Shareholders’ Meeting resolutions.

Paragraph 2 — In the event of a capital increase, the shareholders will have preference in subscribing in proportion to the number of shares they hold.”

9.         Variations in equity related to the elements that comprise the Spun-off Portion that occur between the base date of June 30, 2017 and the effective date of the Partial Spin-off will be recognized and recorded by EBM, and the necessary entries will be made in the respective accounting and tax books. The effectiveness of the Partial Spin-off is conditional, in addition to approval by EBM’s extraordinary shareholders’ meeting, on their approval in Vale’s extraordinary shareholders’ meeting.

10.       Considering that the shares issued by MBR that comprise the Spun-off Portion are indirectly owned by Vale through Vale’s interest in EBM and that JFE shall continue to hold the shares issued by MBR fully through its interest in EBM, without receiving an interest in Vale as a result of the Partial Spin-off, no new shares of Vale’s capital will be issued; thus, it will not be necessary to establish any exchange ratio. The Partial Spin-off shall also not cause any increase in the value of the owner’s equity or increase in Vale’s capital stock, since the interest currently held by Vale in EBM shall be replaced in its accounting books by the shares issued by MBR that comprise the Spun-off Portion. Consequently, there will be no change to Vale’s By-Laws as a result of the Partial Spin-off.

11.       In view of the provisions in article 137, item III, of Law No. 6,404/1976, there will be no right to exit or right to reimbursement for dissenting shareholders. There will be no change in the voting rights, dividends received and equity rights of Vale’s shareholders, compared to the political and equity advantages of the shares existing prior to the Partial Spin-off.

12.       As a result of the foregoing, Vale and EBM will hold extraordinary shareholders’ meetings to vote on the Partial Spin-off set forth in this instrument, the minutes and respective exhibits of which shall be filed in the relevant business registries.

13.       The court of the Judicial District of the Capital of the State of Rio de Janeiro is elected to resolve any questions or matters arising from this instrument, waiving any other, however privileged it may be.

Rio de Janeiro, November 17, 2017

VALE S.A.

EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A.

EMPREENDIMENTOS

BRASILEIROS DE

MINERAÇÃO S.A.- EBM

Appraisal Report of Shareholders’

Equity at Book Value

Premiumbravo Auditores Independentes

Av. João Cabral de Mello Neto, 610
2° andar - Barra da Tijuca
Rio de Janeiro - CEP: 22.775-057
Tel.: (21)3547-0076
www.premiumbravo.com.br

EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A. - EBM

APRAISAL REPORT OF THE NET WORTH FROM THE

COMPANY’S ACCOUNTING RECORDS

AS AT JUNE 30, 2017

PREMIUMBRAVO AUDITORES INDEPENDENTES an accounting Firm located at Rio de Janeiro, Avenida Flamboyants da Peninsula 100, Bloco 3 - salas 201 a 204, CNPJ/MF register nº. 01.796.259/0001-30 and registered in the Regional Accounting Council of the State of Rio de Janeiro under CRC RJ nº 004216/O-8, has been appointed as official appraiser by the Management of Empreendimentos Brasileiros de Mineração S.A. - EBM (from now on”EBM” or “the Company”), and to be confirmed by Shareholders’ Meeting of Vale S.A. (“Vale”), to carry out the appraisal of the Company at book value. In this regard, PREMIUMBRAVO AUDITORES INDEPENDENTES issues this Appraisal Report in accordance with accounting practices adopted in Brazil (“BRGAAP” which is comprised of the Brazilian Corporate Law 6.404/76 and the related subsequent amendments and the accounting rules set forth by the Accounting Pronouncements Committee —CPC, substantially aligned to the accounting rules of the IFRS), in connection with the Protocol and Justification of the spin-off.

REASON FOR THE APPRAISAL

The Appraisal Report of the Shareholders’ Equity of the Company at book value as per the Company’s accounting records, has been required in order to officially support the partial spin-off of its assets and subsequent merger of the net equity spun off into Vale S/A.

WORK WE HAVE PERFORMED

This Appraisal Report of the Shareholders’ Equity to be spun off from the Company at book value as at June 30, 2017 has been issued by us as from the application of certain procedures, comprised of: (a) checking the amounts included in the Balance Sheet as at June 30, 2017 against the official accounting records of the Company; (b) applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters; (c) evaluating the significant accounting practices and estimates adopted by Management in the prepare of the Company’s Balance Sheet as of June 30, 2017 and (d) review the information and subsequent events that may or would might have relevant effects on the Company’s Balance Sheet as of June 30, 2017.

CONCLUSION

Based on the work we have performed, we conclude that the book value of the Shareholders’ Equity to be spun off from EBM as of June 30, 2017, is R$5.895.337.064 (five billion, eight hundred and ninety five million, three hundred and thirty seven thousand and sixty-four reais), recorded at the EBM’s official accounting records in accordance with accounting practices generally accepted in Brazil.

Book value
Shareholders’
Equity to be
EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO S.A.	spun off
(June 30, 2017)	R$

Cash and cash equivalentes	1.155.508.202
Dividends receivable	425.779.510
Recoverable taxes	7.718.587
Account receivable with related party — Vale S.A.	7.182.499
Investments at equity basis	5.545.635.595
Supliers	(61.023)
Dividend payable	(1.225.654.379)
Income taxes	(20.336.434)
Other	(435.493)
NET EQUITY	5.895.337.064

Additionally, we inform that:

(a)                                 In accordance with professional rules set forth by the Federal Accounting Council, we are not aware of any conflict of interest, direct or indirect, nor any other circumstances that represent conflict of interest in relation to our services we have provided and already described in this report; and

(b)                                 We are not aware of any action made by the Parent, the Company’s Management or any other party, aiming to drive, to limit, to make difficult or any other acts that have or might have jeopardized the access, the use of the knowledge of information, documents and methodologies of work relevant to the quality of the related conclusions.

October 30, 2017

/s/ Premiumbravo	/s/ Luís Aurênio Barretto
PREMIUMBRAVO	LUÍS AURÊNIO BARRETTO
Auditores Independentes	Public Accountant
CRC-RJ 004216/O-8	CRC-RJ 076875/0

EXHIBIT III

Information required by article 20-A of CVM Instruction no. 481/2009

1. Protocol and justification of the transaction, under arts. 224 and 225 of Law No. 6,404 of 1976.

The Protocol and Justification for Merger of Balderton Trading Corp. (“Balderton”) into Vale S.A. (“Vale” or “Company” and “Protocol”) can be found as Exhibit II to the Manual for Participation in the Meeting (“ESM Manual”).

2. Other agreements, contracts and pre-contracts governing the exercise of the right to vote or the transfer of shares issued by the companies remaining after or resulting from the transaction, filed at the company’s headquarters or to which the company’s controller is a party.

The Company has a Shareholders’ Agreement entered into by its shareholders Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR on August 14, 2017, aiming to confer stability to Vale and adjust its corporate governance structure during the transition period to its new corporate structure without defined control, as approved in the Extraordinary Shareholders’ Meeting held on June 27, 2017.

The mentioned Agreement binds only 20% (twenty percent) of the total common shares issued by Vale, and shall be in force until November 9, 2020. The merger of Balderton into the Company will not result in any change in the Shareholders’ Agreement.

3. Description of the transaction, including:

a. Terms and conditions

Vale holds shares representing 100% (one hundred percent) of Balderton’s capital, a non-operating company incorporated under the laws of the British

Virgin Islands, acquired by Vale in 2009. Considering that Balderton is a wholly-owned subsidiary of Vale, the merger is justified in that it enables the simplification of Vale’s corporate structure, with the resulting ease in managing its business and reduction in legal, tax and administrative obligations and costs arising from maintaining Balderton as a legal entity.

Balderton’s equity will be transferred to Vale at its book value, and the assets and liabilities were appraised in accordance with accounting practices and standards issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM), which are identical to those adopted by Vale. The base date of the appraisal is June 30, 2017, and the accounting report found that Balderton had negative net assets of US$ 144,394,721.18 (one hundred and forty-four million, three hundred and ninety-four thousand, seven hundred and twenty-one U.S. dollars and eighteen cents), equivalent, on the date the Protocol is executed, to R$ 467,651,183.49 (four hundred and sixty-seven million, six hundred and fifty-one thousand, one hundred and eighty-three Brazilian reais and forty-nine cents).

Since Balderton is a wholly-owned subsidiary of Vale, its owner’s equity already belongs exclusively to Vale, and is represented in Vale’s assets by the shares Vale holds of Balderton’s capital. Accordingly, upon cancellation of all of the 2,389,450 (two million, three hundred and eighty-nine thousand, four hundred and fifty) shares issued by Balderton and owned by Vale, as a result of the merger, their value will be replaced in Vale’s accounting books by the elements that comprise Balderton’s equity, without any change in the value for which it is accounted.

Considering that Vale holds all shares representing Balderton’s capital stock, which will be cancelled upon the intended merger, no new shares of Vale’s capital will be issued, and such capital will remain unchanged; thus, it will not be necessary to establish any exchange ratio.

b. Obligations to indemnify: (i) the administrators of any of the involved companies; (ii) if the transaction does not take place.

None.

c. Table comparing the rights, advantages and restrictions of the shares of the involved companies or resulting companies, before and after the transaction.

The merger of Balderton into Vale (“Merger”) shall not result in changes in the rights, advantages and restrictions of shares issued by the Company.

d. Any need for approval by debenture-holders or other creditors

Approval of the Merger does not require approval by debenture-holders or other creditors of Vale or Balderton.

e. Assets and liabilities that will form each portion of the equity, in the event of spin-off

Not applicable.

f. Intent of the resulting companies to obtain a registry of issuer of securities.

Not applicable, since Vale shall continue as a publicly-held company.

4. Plans for conducting corporate business, especially with respect to specific planned corporate transactions.

After consummation of the Merger, Vale will continue to be dedicated to the activities covered under its corporate purpose, keeping is registration as a publicly-held company and being the successor of Balderton in all its rights and obligations.

5. Analysis of the following aspects of the transaction:

a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages

Considering that Balderton is a wholly-owned subsidiary of Vale, the Merger will allow simplification of Vale’s corporate structure, with the resulting ease in managing its business and reduction in costs and legal, tax and administrative obligations arising from maintaining Balderton as a legal entity.

b. Costs

Vale’s management estimates that the total costs for conducting the Merger will be approximately R$ 200,000.00 (two hundred thousand Brazilian reais), including expenses with publications, appraisers, lawyers and other professionals hired to assist in the transaction.

c. Risk factors

With the Merger, Vale will assume, as universal successor, all the assets and liabilities of Balderton, which has, according to the appraisal report prepared as the basis for the transaction, negative owner’s equity of US$ 144,394,721.18 (one hundred and forty-four million, three hundred and ninety-four thousand, seven hundred and twenty-one U.S. dollars and eighteen cents), equivalent, on the date the Protocol is executed, to R$ 467,651,183.49 (four hundred and sixty-seven million, six hundred and fifty-one thousand, one hundred and eighty-three Brazilian reais and forty-nine cents). In any event, Vale does not envisage material risks in relation to the Merger.

d. If it is a transaction with a related party, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded

No alternative structure to the Merger is envisaged that could reach the intended objectives, especially because Balderton is a wholly-owned subsidiary of Vale.

e. Replacement ratio

Not applicable, considering that Balderton is a wholly-owned subsidiary of Vale and that, therefore, the Merger shall not result in issuing new shares or increasing the Company’s owner’s equity.

f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Share replacement ratio calculated according to art. 264 of Law No. 6,404 of 1976; (ii) Detailed description of the negotiation process of the replacement ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by a purchase of control of purchase of shareholding in a controlling block: (a) comparative analysis of the replacement ratio and price paid in the purchase of control; (b) reasons that justify any appraisal differences in the different transactions; (iv) Justification of why the replacement ratio is commutative, with the description of procedures and criteria adopted to guarantee the commutativity of the transaction or, if the replacement ratio is not commutative, detailing the payment or equivalent measures adopted to ensure adequate compensation.

Vale holds 100% (one hundred percent) of the shares representing Balderton’s capital stock, such that the Merger does not result in increased capital of the Company, or in changing the shareholding of its shareholders. Replacement ratio is therefore not applicable.

6. Copy of minutes of all the meetings of the board of directors, fiscal council and special committees in which the transaction was discussed, including any dissident votes.

The transaction was discussed in the meeting of the Board of Executive Officers of Vale held on October 2, 2017 and at the meeting of the Board of Directors of Vale held on November 17, 2017.

In addition, the Merger was also the subject of a meeting of the Fiscal Council of Vale, held on November 17, 2017.

The minutes of the aforementioned meetings are available in Exhibits IV and V of the ESM Manual.

7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The appraisal report, at book value, of Balderton’s owner’s equity to be transferred to Vale as a result of the Merger was prepared by Premiumbravo Auditores Independentes (“Appraisal Report”), and is an integral part of the Protocol, having been provided as Exhibit II to the ESM Manual.

7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals that prepared the documents mentioned in item 7 and the companies involved in the transaction.

None.

8. Drafts of organizational documents or changes to the organizational documents of the companies resulting from the transaction

The Merger will not lead to any change in the By-Laws of Vale, considering that Balderton is a wholly-owned subsidiary.

9. Financial statements used for the transaction, under specific rules

The rules set forth in article 7 of CVM Instruction no. 565/2015 are not applicable to the Merger, since there will be no dilution of Vale’s shareholders.

10. Pro forma financial statements prepared for purposes of the transaction, under specific rules

Not applicable, under article 10 of CVM Instruction 565/2015, since the Merger will not cause a dilution of shareholders.

11. Document containing information about the companies directly involved that are not publicly-held companies, including: (a) risk factors, under items 4.1 and 4.2 of the reference form; (b) Description of the main changes in risk factors that occurred in the prior fiscal year and expectations related to the reduction or increase in exposure to risks as a result of the transaction, under item 5.4 of the reference form; (c) Description of its business activities, under items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, under item 15 of the reference form; (e) Description of capital stock, under item 17.1 of the reference form.

(a) risk factors, under items 4.1 and 4.2 of the reference form

Among the Company’s risk factors, there are no specific items exclusively attributable to Balderton.

(b) Description of the main changes in risk factors that occurred in the prior fiscal year and expectations related to the reduction or increase in exposure to risks as a result of the transaction, under item 5.4 of the reference form

Not applicable.

(c) Description of its business activities, under items 7.1, 7.2, 7.3 and 7.4 of the reference form

Balderton is a non-operating holding company incorporated under the laws of the British Virgin Islands, which holds investments in other companies, based in Paraguay, Panama and Uruguay, with assets related to the river transport of bulk goods between countries bordering the Parana and Paraguay rivers, and in Brazil, with mining rights assets located in the state of Mato Grosso do Sul.

(d) Description of the economic group, under item 15 of the reference form

Balderton is part of Vale’s economic group, given that it is a wholly-owned subsidiary of Vale.

12. Description of the capital structure and control after the transaction, under item 15 of the reference form

Vale’s capital structure and control will not be changed as a result of the Merger, since the Company will not issue new shares.

13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules governing share tender offers

Vale holds 2,389,450 (two million, three hundred and eighty-nine thousand, four hundred and fifty) shares issued by Balderton, representing 100% (one hundred percent) of its capital stock.

14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules governing share tender offers, in derivatives referenced in securities issued by the other companies involved in the transaction

Not applicable.

15. Report covering all the business conducted in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction

Balderton has not conducted, in the last six (6) months, any transactions for the purchase or sale of securities issued by Vale.

Vale has also not conducted, in the last six (6) months, any transactions for the purchase or sale of securities issued by itself, privately or on the regulated markets.

b. Parties related to the companies involved in the transaction

With exception of the transactions conducted in markets regulated by Vale’s administrators, which were disclosed by the Company as set forth in article 11 of CVM Instruction no. 358/2002, parties related to Balderton and Vale have not conducted, in the last six (6) months, transactions for the purchase or sale of securities issued by Vale or Balderton, privately or on the regulated markets.

16. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the CVM Guidance Opinion no. 35, of 2008.

Not applicable, considering that Vale holds 100% (one hundred percent) of the shares representing Balderton’s capital, such that the Merger will not result in a capital increase for the Company or a change in shareholding of its shareholders. There is not, therefore, any replacement ratio to be negotiated.

EXHIBIT III

Information required by article 20-A of CVM Instruction no. 481/2009

1. Protocol and justification of the transaction, under arts. 224 and 225 of Law No. 6,404 of 1976.

The Protocol and Justification for Merger of Fortlee Investments Ltd. (“Fortlee”) into Vale S.A. (“Vale” or “Company” and “Protocol”) can be found as Exhibit II to the Manual for Participation in the Meeting (“ESM Manual”).

2. Other agreements, contracts and pre-contracts governing the exercise of the right to vote or the transfer of shares issued by the companies remaining after or resulting from the transaction, filed at the company’s headquarters or to which the company’s controller is a party.

The Company has a Shareholders’ Agreement entered into by its shareholders Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR on August 14, 2017, aiming to confer stability to Vale and adjust its corporate governance structure during the transition period to its new corporate structure without defined control, as approved in the Extraordinary Shareholders’ Meeting held on June 27, 2017.

The mentioned Agreement binds only 20% (twenty percent) of the total common shares issued by Vale, and shall be in force until November 9, 2020. The merger of Fortlee into the Company will not result in any change in the Shareholders’ Agreement.

3. Description of the transaction, including:

a. Terms and conditions

Vale holds shares representing 100% (one hundred percent) of Fortlee’s capital, a non-operating company incorporated under the laws of the British

Virgin Islands, acquired by Vale in 2009. Considering that Fortlee is a wholly-owned subsidiary of Vale, the merger is justified in that it enables the simplification of Vale’s corporate structure, with the resulting ease in managing its business and reduction in legal, tax and administrative obligations and costs arising from maintaining Fortlee as a legal entity.

Fortlee’s equity will be transferred to Vale at its book value, and the assets and liabilities were appraised in accordance with accounting practices and standards issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM), which are identical to those adopted by Vale. The base date of the appraisal is June 30, 2017, and the accounting report found that Fortlee had net assets of US$ 3,087,552.50 (three million, eighty-seven thousand, five hundred and fifty-two U.S. dollars and fifty cents), equivalent, on the date the Protocol is executed, to R$ 9,999,656.28 (nine million, nine hundred and ninety-nine thousand, six hundred and fifty-six Brazilian reais and twenty-eight cents).

Since Fortlee is a wholly-owned subsidiary of Vale, its owner’s equity already belongs exclusively to Vale, and is represented in Vale’s assets by the shares Vale holds of Fortlee’s capital. Accordingly, upon cancellation of all of the 2,550,000 (two million, five hundred and fifty thousand) shares issued by Fortlee and owned by Vale, as a result of the merger, their value will be replaced in Vale’s accounting books by the elements that comprise Fortlee’s equity, without any change in the value for which it is accounted.

Considering that Vale holds all shares representing Fortlee’s capital stock, which will be cancelled upon the intended merger, no new shares of Vale’s capital will be issued, and such capital will remain unchanged; thus, it will not be necessary to establish any exchange ratio.

b. Obligations to indemnify: (i) the administrators of any of the involved companies; (ii) if the transaction does not take place.

None.

c. Table comparing the rights, advantages and restrictions of the shares of the involved companies or resulting companies, before and after the transaction.

The merger of Fortlee into Vale (“Merger”) shall not result in changes in the rights, advantages and restrictions of shares issued by the Company.

d. Any need for approval by debenture-holders or other creditors

Approval of the Merger does not require approval by debenture-holders or other creditors of Vale or Fortlee.

e. Assets and liabilities that will form each portion of the equity, in the event of spin-off

Not applicable.

f. Intent of the resulting companies to obtain a registry of issuer of securities.

Not applicable, since Vale shall continue as a publicly-held company.

4. Plans for conducting corporate business, especially with respect to specific planned corporate transactions.

After consummation of the Merger, Vale will continue to be dedicated to the activities covered under its corporate purpose, keeping is registration as a publicly-held company and being the successor of Fortlee in all its rights and obligations.

5. Analysis of the following aspects of the transaction:

a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages

Considering that Fortlee is a wholly-owned subsidiary of Vale, the Merger will allow simplification of Vale’s corporate structure, with the resulting ease in managing its business and reduction in costs and legal, tax and administrative obligations arising from maintaining Fortlee as a legal entity.

b. Costs

Vale’s management estimates that the total costs for conducting the Merger will be approximately R$ 200,000.00 (two hundred thousand Brazilian reais), including expenses with publications, appraisers, lawyers and other professionals hired to assist in the transaction.

c. Risk factors

With the Merger, Vale will assume, as universal successor, all the assets and liabilities of Fortlee, which has, according to the appraisal report prepared as the basis for the transaction, owner’s equity of US$ 3,087,552.50 (three million, eighty-seven thousand, five hundred and fifty-two U.S. dollars and fifty cents), equivalent, on the date the Protocol is executed, to R$ 9,999,656.28 (nine million, nine hundred and ninety-nine thousand, six hundred and fifty-six Brazilian reais and twenty-eight cents). In any event, Vale does not envisage material risks in relation to the Merger.

d. If it is a transaction with a related party, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded

No alternative structure to the Merger is envisaged that could reach the intended objectives, especially because Fortlee is a wholly-owned subsidiary of Vale.

e. Replacement ratio

Not applicable, considering that Fortlee is a wholly-owned subsidiary of Vale and that, therefore, the Merger shall not result in issuing new shares or increasing the Company’s owner’s equity.

f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Share replacement ratio calculated according to art. 264 of Law No. 6,404 of 1976; (ii) Detailed description of the negotiation process of the replacement ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by a purchase of control of purchase of shareholding in a controlling block: (a) comparative analysis of the replacement ratio and price paid in the purchase of control; (b) reasons that justify any appraisal differences in the different transactions; (iv) Justification of why the replacement ratio is commutative, with the description of procedures and criteria adopted to guarantee the commutativity of the transaction or, if the replacement ratio is not commutative, detailing the payment or equivalent measures adopted to ensure adequate compensation.

Vale holds 100% (one hundred percent) of the shares representing Fortlee’s capital stock, such that the Merger does not result in increased capital of the Company, or in changing the shareholding of its shareholders. Replacement ratio is therefore not applicable.

6. Copy of minutes of all the meetings of the board of directors, fiscal council and special committees in which the transaction was discussed, including any dissident votes.

The transaction was discussed in the meeting of the Board of Executive Officers of Vale held on October 2, 2017 and at the meeting of the Board of Directors of Vale held on November 17, 2017.

In addition, the Merger was also the subject of a meeting of the Fiscal Council of Vale, held on November 17, 2017.

The minutes of the aforementioned meetings are available in Exhibits IV and V of the ESM Manual.

7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The appraisal report, at book value, of Fortlee’s owner’s equity to be transferred to Vale as a result of the Merger was prepared by Premiumbravo Auditores Independentes (“Appraisal Report”), and is an integral part of the Protocol, having been provided as Exhibit II to the ESM Manual.

7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals that prepared the documents mentioned in item 7 and the companies involved in the transaction.

None.

8. Drafts of organizational documents or changes to the organizational documents of the companies resulting from the transaction

The Merger will not lead to any change in the By-Laws of Vale, considering that Fortlee is a wholly-owned subsidiary.

9. Financial statements used for the transaction, under specific rules

The rules set forth in article 7 of CVM Instruction no. 565/2015 are not applicable to the Merger, since there will be no dilution of Vale’s shareholders.

10. Pro forma financial statements prepared for purposes of the transaction, under specific rules

Not applicable, under article 10 of CVM Instruction 565/2015, since the Merger will not cause a dilution of shareholders.

11. Document containing information about the companies directly involved that are not publicly-held companies, including: (a) risk factors, under items 4.1 and 4.2 of the reference form; (b) Description of the main changes in risk factors that occurred in the prior fiscal year and expectations related to the reduction or increase in exposure to risks as a result of the transaction, under item 5.4 of the reference form; (c) Description of its business activities, under items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, under item 15 of the reference form; (e) Description of capital stock, under item 17.1 of the reference form.

(a) risk factors, under items 4.1 and 4.2 of the reference form

Among the Company’s risk factors, there are no specific items exclusively attributable to Fortlee.

(b) Description of the main changes in risk factors that occurred in the prior fiscal year and expectations related to the reduction or increase in exposure to risks as a result of the transaction, under item 5.4 of the reference form

Not applicable.

(c) Description of its business activities, under items 7.1, 7.2, 7.3 and 7.4 of the reference form

Fortlee is a non-operating company incorporated under the laws of the British Virgin Islands, acquired by Vale in 2009, together with other assets originally owned by the Rio Tinto “group.” Fortlee does not conduct any commercial activities.

(d) Description of the economic group, under item 15 of the reference form

Fortlee is part of Vale’s economic group, given that it is a wholly-owned subsidiary of Vale.

12. Description of the capital structure and control after the transaction, under item 15 of the reference form

Vale’s capital structure and control will not be changed as a result of the Merger, since the Company will not issue new shares.

13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules governing share tender offers

Vale holds 2,550,000 (two million, five hundred and fifty thousand) shares issued by Fortlee, representing 100% (one hundred percent) of its capital stock.

14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules governing share tender offers, in derivatives referenced in securities issued by the other companies involved in the transaction

Not applicable.

15. Report covering all the business conducted in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction

Fortlee has not conducted, in the last six (6) months, any transactions for the purchase or sale of securities issued by Vale.

Vale has also not conducted, in the last six (6) months, any transactions for the purchase or sale of securities issued by itself, privately or on the regulated markets.

b. Parties related to the companies involved in the transaction

With exception of the transactions conducted in markets regulated by Vale’s administrators, which were disclosed by the Company as set forth in article 11 of CVM Instruction no. 358/2002, parties related to Fortlee and Vale have not conducted, in the last six (6) months, transactions for the purchase or sale of securities issued by Vale or Fortlee, privately or on the regulated markets.

16. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the CVM Guidance Opinion no. 35, of 2008.

Not applicable, considering that Vale holds 100% (one hundred percent) of the shares representing Fortlee’s capital, such that the Merger will not result in a capital increase for the Company or a change in shareholding of its shareholders. There is not, therefore, any replacement ratio to be negotiated.

EXHIBIT III

Information required by article 20-A of CVM Instruction no. 481/2009

1. Filing and justification of the transaction, under arts. 224 and 225 of Law No. 6,404 of 1976.

The Filing and Justification for Partial Spin-off of Empreendimentos Brasileiros de Mineração S.A. (“EBM”) with merger of the spun-off portion into Vale S.A. (“Vale” or “Company” and “Filing”) can be found as Exhibit II to the Manual for Participation in the Meeting (“ESM Manual”).

2. Other agreements, contracts and pre-contracts governing the exercise of the right to vote or the transfer of shares issued by the companies remaining after or resulting from the transaction, filed at the company’s headquarters or to which the company’s controller is a party.

The Company has a Shareholders’ Agreement entered into by its shareholders Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. — BNDESPAR on August 14, 2017, aiming to confer stability to Vale and adjust its corporate governance structure during the transition period to its new corporate structure without defined control, as approved in the Extraordinary Shareholders’ Meeting held on June 27, 2017.

The mentioned Agreement binds only 20% (twenty percent) of the total common shares issued by Vale, and shall be in force until November 9, 2020. The merger of the spun-off portion of EBM into the Company will not result in any change in the Shareholders’ Agreement.

3. Description of the transaction, including:

a. Terms and conditions

Vale and JFE Steel Corporation (“JFE”) hold shares representing, respectively, 97.9% (ninety-seven point nine percent) and 2.1% (two point one percent) of EBM’s capital, a company that holds, as its primary asset, 2,997,606,374 (two billion, nine hundred and ninety-seven million, six hundred and six thousand, three hundred and seventy-four) common shares, representing 51% (fifty-one percent) of the capital stock of Minerações Brasileiras Reunidas S.A. — MBR (“MBR”), a company in the mining sector.

The proposed transaction sets forth the partial spin-off of EBM (“Partial Spin-off”), in which the spun-off portion shall be comprised of 2,934,608,629 (two billion, nine hundred and thirty-four million, six hundred and eight thousand, six hundred and twenty-nine) common shares issued by MBR (“Spun-off Portion”), representing 49.93% (forty-nine point nine three percent) of that company’s capital, which shall be fully attributed to Vale. After the implementation of the Partial Spin-off, Vale will hold only one (1) share issued by EBM, and the number of shares issued by EBM currently held by JFE will remain unchanged. JFE, in turn, will continue to hold, indirectly, through its interest in EBM, interest equivalent to 1.07% (one point zero seven percent) of MBR’s capital.

The Partial Spin-off enables simplification of EBM’s and MBR’s corporate structure, without causing any change in the interest indirectly held in MBR’s capital stock by the only two shareholders of EBM, considering that the Spun-off Portion corresponds exactly to the interest indirectly held by Vale, through EBM, in MBR.

The Spun-off Portion will be transferred to Vale at its book value, set based on the elements in the equity balance sheet of the Spun-off Portion calculated as of the base date of June 30, 2017; the accounting report found that the value of net assets of the Spun-off Portion is R$ 5,895,337,064.00 (five billion, eight hundred and ninety-five million, three hundred and thirty-seven thousand and sixty-four Brazilian reais).

The Spun-off Portion shall be fully transferred to Vale, which shall remain jointly and severally liable for any of EBM’s obligations prior to the Partial Spin-off, as set forth in article 233 of Law No. 6,404/1976.

Considering that the shares issued by MBR that comprise the Spun-off Portion are indirectly owned by Vale through Vale’s interest in EBM and that JFE shall continue to hold the shares issued by MBR fully through its interest in EBM, without receiving an interest in Vale as a result of the Partial Spin-off, no new shares of Vale’s capital will be issued; thus, it will not be necessary to establish any exchange ratio. The Partial Spin-off shall also not cause any increase in the value of the owner’s equity or increase in Vale’s capital stock, since the interest currently held by Vale in EBM shall be replaced in its accounting books by the shares issued by MBR that comprise the Spun-off Portion. Consequently, there will be no change to Vale’s By-Laws as a result of the Partial Spin-off.

b. Obligations to indemnify: (i) the administrators of any of the involved companies; (ii) if the transaction does not take place.

None.

c. Table comparing the rights, advantages and restrictions of the shares of the involved companies or resulting companies, before and after the transaction.

The merger of the Spun-off Portion into Vale shall not result in changes in the rights, advantages and restrictions of shares issued by the Company.

d. Any need for approval by debenture-holders or other creditors

Approval of the partial spin-off of EBM with merger of the spun-off portion into Vale does not require approval by debenture-holders or other creditors of Vale or EBM.

e. Assets and liabilities that will form each portion of the equity, in the event of spin-off

The Spun-off Portion will be comprised of 2,934,608,629 (two billion, nine hundred and thirty-four million, six hundred and eight thousand, six hundred and twenty-nine) common shares issued by MBR, representing 49.93% (forty-nine point nine three percent) of that company’s capital.

f. Intent of the resulting companies to obtain a registry of issuer of securities.

Not applicable, since Vale shall continue as a publicly-held company and EBM shall continue as a privately-held company.

4. Plans for conducting corporate business, especially with respect to specific planned corporate transactions.

After consummation of the merger of the spun-off portion of EBM’s equity, Vale will continue to be dedicated to the activities covered under its corporate purpose, keeping is registration as a publicly-held company.

5. Analysis of the following aspects of the transaction:

a. Description of the primary expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages

Considering that the shares issued by MBR that comprise the Spun-off Portion are indirectly held by Vale, through EBM, the Partial Spin-off will allow simplification of EBM’s and MBR’s corporate structure, without causing any change in the interest indirectly held in the capital stock of MBR by the only two shareholders of EBM.

b. Costs

Vale’s management estimates that the total costs for conducting the Partial Spin-off will be approximately R$ 200,000.00 (two hundred thousand Brazilian reais), including expenses with publications, appraisers, lawyers and other professionals hired to assist in the transaction.

c. Risk factors

With the Partial Spin-off, Vale will assume all the rights and obligations related to the Spun-off Portion, which is, according to the appraisal report prepared as the basis for the transaction, in the amount of R$ 5,895,337,064.00 (five billion, eight hundred and ninety-five million, three hundred and thirty-seven thousand and sixty-four Brazilian reais). In any event, Vale does not envisage material risks in relation to the Partial Spin-off.

d. If it is a transaction with a related party, any alternatives that could have been used to reach the same objectives, indicating the reasons why these alternatives were discarded

No alternative structure to the Partial Spin-off is envisaged that could reach the intended objectives.

e. Replacement ratio

Not applicable. Considering that the shares issued by MBR that comprise the Spun-off Portion are indirectly owned by Vale through Vale’s interest in EBM and that JFE shall continue to hold the shares issued by MBR fully through its interest in EBM, without receiving an interest in Vale as a result of the Partial Spin-off, no new shares of Vale’s capital will be issued; thus, it will not be necessary to establish any exchange ratio.

f. In transactions involving controlling companies, controlled companies or companies under common control: (i) Share replacement ratio calculated according to art. 264 of Law No. 6,404 of 1976; (ii) Detailed description of the negotiation process of the replacement ratio and other terms and conditions of the transaction; (iii) If the transaction was preceded, in the last 12 (twelve) months, by a purchase of control of purchase of shareholding in a controlling block: (a) comparative analysis of the replacement ratio and price paid in the purchase of control; (b) reasons that justify any appraisal differences in the different transactions; (iv) Justification of why the replacement ratio is commutative, with the description of procedures and criteria adopted to guarantee the commutativity of the transaction or, if the replacement ratio is not commutative, detailing the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

6. Copy of minutes of all the meetings of the board of directors, fiscal council and special committees in which the transaction was discussed, including any dissident votes.

The transaction was discussed in the meeting of the Board of Executive Officers of Vale held on November 10, 2017 and at the meeting of the Board of Directors of Vale held on November 17, 2017.

In addition, the Partial Spin-off was also the subject of a meeting of the Fiscal Council of Vale, held on November 17, 2017.

The minutes of the aforementioned meetings are available in Exhibits IV and V of the ESM Manual.

7. Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The appraisal report, at book value, of the Spun-off Portion of EBM to be transferred to Vale as a result of the Partial Spin-off was prepared by

Premiumbravo Auditores Independentes (“Appraisal Report”), and is an integral part of the Filing, having been provided as Exhibit II to the ESM Manual.

7.1. Identification of any conflicts of interest among the financial institutions, companies and professionals that prepared the documents mentioned in item 7 and the companies involved in the transaction.

None.

8. Drafts of organizational documents or changes to the organizational documents of the companies resulting from the transaction

The Partial Spin-off will not lead to any change in Vale’s By-Laws, given that it will not cause an increase in its capital stock or issuance of new shares.

9. Financial statements used for the transaction, under specific rules

EBM’s unaudited Financial Statements with the base date of June 30, 2017, were used to prepare the Appraisal Report. The rules set forth in article 7 of CVM Instruction no. 565/2015 are not applicable to the Partial Spin-off, since there will be no dilution of Vale’s shareholders.

10. Pro forma financial statements prepared for purposes of the transaction, under specific rules

Not applicable, under article 10 of CVM Instruction 565/2015, since the Partial Spin-off will not cause a dilution of shareholders.

11. Document containing information about the companies directly involved that are not publicly-held companies, including: (a) risk factors, under items 4.1 and 4.2 of the reference form; (b) Description of the main changes in risk factors that occurred in the prior fiscal year and expectations related to the reduction or increase in exposure to risks as a result of the transaction, under item 5.4 of the reference form; (c) Description of its business activities, under items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) Description of the economic group, under item 15 of the reference form; (e) Description of capital stock, under item 17.1 of the reference form.

(a) risk factors, under items 4.1 and 4.2 of the reference form

Among the Company’s risk factors, there are no specific items exclusively attributable to EBM.

(b) Description of the main changes in risk factors that occurred in the prior fiscal year and expectations related to the reduction or increase in exposure to risks as a result of the transaction, under item 5.4 of the reference form

Not applicable.

(c) Description of its business activities, under items 7.1, 7.2, 7.3 and 7.4 of the reference form

EBM is a holding company formed under the laws of Brazil, whose primary asset is 2,997,606,374 (two billion, nine hundred and ninety-seven million, six hundred and six thousand, three hundred and seventy-four) common shares, representing 51% (fifty-one percent) of the capital stock of MBR, a company in the mining sector. EBM does not conduct any commercial activities.

(d) Description of the economic group, under item 15 of the reference form

EBM is part of Vale’s economic group, given that Vale holds 97.9% (ninety-seven point nine percent) of its capital.

12. Description of the capital structure and control after the transaction, under item 15 of the reference form

Vale’s capital structure and control will not be changed as a result of the Partial Spin-off, since the Company will not issue new shares.

13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to these companies, as defined by the rules governing share tender offers

Vale holds 2,934,608,630 (two billion, nine hundred and thirty-four million, six hundred and eight thousand, six hundred and thirty) registered common shares, with no par value, issued by EBM, representing 97.9% (ninety-seven point nine percent) of its capital stock.

14. Exposure of any of the companies involved in the transaction, or of persons linked to them, as defined by the rules governing share tender offers, in derivatives referenced in securities issued by the other companies involved in the transaction

Not applicable.

15. Report covering all the business conducted in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction

EBM has not conducted, in the last six (6) months, any transactions for the purchase or sale of securities issued by Vale.

Vale has also not conducted, in the last six (6) months, any transactions for the purchase or sale of securities issued by itself, privately or on the regulated markets.

b. Parties related to the companies involved in the transaction

With exception of the transactions conducted in markets regulated by Vale’s administrators, which were disclosed by the Company as set forth in article 11 of CVM Instruction no. 358/2002, parties related to EBM and Vale have not conducted, in the last six (6) months, transactions for the purchase or sale of securities issued by Vale or EBM, privately or on the regulated markets.

16. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated under the CVM Guidance Opinion no. 35, of 2008.

Not applicable, considering that the merger of the Spun-off Portion will not result in a capital increase for the Company or a change in the interests of its shareholders. There is not, therefore, any replacement ratio to be negotiated.

TERRITORY OF THE BRITISH VIRGIN ISLANDS BVI BUSINESS COMPANIES ACT, 2004	C57B64C90B

CERTIFICATE OF GOOD STANDING (SECTION 235)

The REGISTRAR OF CORPORATE AFFAIRS, of the British Virgin Islands HEREBY CERTIFIES that, pursuant to the BVI Business Companies Act, 2004 at the date of this certificate, the company,

BALDERTON TRADING CORP.

BVI COMPANY NUMBER: 301797

1. Is on the Register of Companies;

2. Has paid all fees and penalties due under the Act;

3. Has not filed articles of merger or consolidation that have not become effective;

4. Has not filed articles of arrangement that have not yet become effective;

5. Is not in voluntary liquidation;

6. Is not in liquidation under the Insolvency Act, 2003;

7. Is not in receivership under the Insolvency Act, 2003;

8. Is not in administrative receivership; and

9. Proceedings to strike the name of the company off the Register of Companies have not been instituted.

/s/ [ILLEGIBLE]
REGISTRAR OF CORPORATE AFFAIRS
28th day of September, 2017

TERRITORY OF THE BRITISH VIRGIN ISLANDS BVI BUSINESS COMPANIES ACT, 2004	63B5EEB9AA

CERTIFICATE OF GOOD STANDING (SECTION 235)

The REGISTRAR OF CORPORATE AFFAIRS, of the British Virgin Islands HEREBY CERTIFIES that, pursuant to the BVI Business Companies Act, 2004 at the date of this certificate, the company,

FORTLEE INVESTMENTS LTD.

BVI COMPANY NUMBER: 303887

1. Is on the Register of Companies;

2. Has paid all fees and penalties due under the Act;

3. Has not filed articles of merger or consolidation that have not become effective;

4. Has not filed articles of arrangement that have not yet become effective;

5. Is not in voluntary liquidation;

6. Is not in liquidation under the Insolvency Act, 2003;

7. Is not in receivership under the Insolvency Act, 2003;

8. Is not in administrative receivership; and

9. Proceedings to strike the name of the company off the Register of Companies have not been instituted.

/s/ [ILLEGIBLE]
REGISTRAR OF CORPORATE AFFAIRS
27th day of September, 2017

No: 301797

BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

BALDERTON TRADING CORP.

FIRST INCORPORATED ON 25 NOVEMBER 1998 AS AN INTERNATIONAL BUSINESS COMPANY

APPLICATION TO DISAPPLY SCHEDULE 2, PART IV OF THE BVI BUSINESS COMPANIES

ACT, 2004 THIS 2ND DAY OF SEPTEMBER 2009

AMENDED THE 14TH DAY OF SEPTEMBER, 2009

Walkers Chambers, PO Box 92, Road Town

Tortola, British Virgin Islands

T 284 494 2204 F 284 494 5535 www.walkersglobal.com

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF

BALDERTON TRADING CORP.

NAME

1.                                      The name of the Company is Balderton Trading Corp. (the “Company”).

TYPE OF COMPANY

2.                                      The Company is a company limited by shares.

FIRST INCORPORATION

3.                                      The Company was first incorporated as an international business company on 25 November 1998 and was, until the date of automatic re-registration in accordance with the Act, governed by the International Business Companies Act (Cap 291).

REGISTERED OFFICE

4.                                      The Registered Office of the Company at the date of notice to Disapply Part IV of Schedule 2 of the Act, was situated at the offices of Walkers (BVI) Limited, Walkers Chambers, P O Box 92, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

5.                                      The Registered Agent of the Company at the date of notice to Disapply Part IV of Schedule 2 of the Act, was Walkers (BVI) Limited of Walkers Chambers, P O Box 92, Road Town, Tortola, British Virgin Islands.

CHANGE OF REGISTERED AGENT OR REGISTERED OFFICE

6.                                      The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent. Any change of registered office or registered agent will take effect on the registration by the Registrar of Corporate Affairs of a notice filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

LIMITATIONS ON BUSINESS OF COMPANY

7.                                      The business and activities of the Company are limited to those business and activities which it is not prohibited from engaging in under any law for the time being in force in the British Virgin Islands.

NUMBER, CLASSES AND PAR VALUE OF SHARES

8.                                      The Company is authorised to issue a maximum of 500,000,000 Shares consisting of one class of 500,000,000 shares of US$1.00 par value.

DESIGNATIONS, POWERS AND PREFERENCES OF SHARES

9.                                      All Shares shall:

(a)                                 have the right to one vote on any Resolution of Shareholders;

(b)                                 be subject to redemption, purchase or acquisition by the Company for fair value without the consent of the relevant Shareholder;

(c)                                  have equal rights with regard to dividends; and

(d)                                 have equal rights with regard to distributions of the surplus assets of the Company.

FRACTIONAL SHARES

10.                               The Company may issue fractions of a Share (each, a “Fractional Share”). A Fractional Share shall have the corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole Share of the same class.

VARIATION OF CLASS RIGHTS

11.                               If at any time, there are different classes or series of Shares in issue, unless otherwise provided by the terms of issue of the Shares of that class or series, the rights attaching to any such class or series of Shares may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued Shares of that class or series and of the holders of not less than three-fourths of the issued Shares of any other class or series of Shares which may be adversely affected by such variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

12.                               The rights conferred upon the Shareholder of any class of Shares issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

NO BEARER SHARES

13.                               The Company is not authorised to issue bearer shares and all Shares shall be issued as registered shares.

NO EXCHANGE OF SHARES

14.                               Shares may not be exchanged for, or converted into, bearer shares.

TRANSFER OF SHARES

15.                               Subject to the provisions of the Articles, Shares in the Company may be transferred.

AMENDMENT OF MEMORANDUM AND ARTICLES

16.                               The Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors except that the Directors have no power:

(a)                                 to restrict the rights and powers of the Shareholders to amend the Memorandum or the Articles;

(b)                                 to change the percentage of Shareholders required to pass a resolution to amend the Memorandum or the Articles;

(c)                                  in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)                                 to change the provisions of paragraphs 9, 11, 12 or 16 of the Memorandum.

DEFINITIONS

17.                               Words used in this Memorandum and not defined herein shall have the meanings set out in the Articles.

We, WALKERS (BVI) LIMITED of Walkers Chambers, PO Box 92, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply for the disapplication of Part IV of Schedule 2 of the Act this 2nd day of September 2009.

Registered Agent

Sgd. Colette Corea-Saunders

Authorised Signatory

Walkers (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF

BALDERTON TRADING CORP.

The following shall comprise the Articles of Association of Balderton Trading Corp. (the “Company”).

INTERPRETATION

1.                                      In these Articles, the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act 2004, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder;

“Articles” means the articles of association of the Company, as amended or substituted from time to time;

“Directors” and “Board of Directors” means the Directors of the Company for the time being or, as the case may be, the Directors assembled as a Board or as a committee thereof;

“Distribution” means, in relation to a distribution by the Company to a Shareholder:

(a)                                 the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder; or

(b)                                 the incurring of a debt to or for the benefit of a Shareholder,

in relation to the Shares held by it, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Fractional Share” has the meaning given to that term in the Memorandum;

“Memorandum” means the Memorandum of Association of the Company as amended and restated from time to time;

“person” means an individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association;

“Register of Shareholders” means the register of the holders of Shares maintained in accordance with section 41 of the Act;

“Resolution of Directors” means:

(a)                                 a resolution approved at a duly convened and constituted meeting of Directors or of a committee of Directors, by the affirmative vote of a majority of the Directors present at the meeting who voted and did not abstain; or

(b)                                 a resolution consented to in writing by all the Directors or all the members of a committee of Directors, as the case may be,

where a Director is given more than one vote in any circumstances, he shall in the circumstances be counted for the purposes of establishing a majority, by the number of votes he casts;

“Resolution of Shareholders” means, unless otherwise defined in the Memorandum or these Articles:

(a)                                 a resolution approved at a duly convened and constituted meeting of the Shareholders by the affirmative vote of:

(i)                                   a majority, or such larger majority as may be specified in the Articles, of the votes of the Shares that were present at the meeting and entitled to vote thereon and were voted and did not abstain; or

(ii)                                a majority, or such larger majority as may be specified in the Articles, of the votes of each class or series of Shares which were present at the meeting and entitled to vote thereon as a class and were voted and not abstained and of a majority, or such larger majority as may be specified in the Articles, of the votes of the remaining Shares entitled to vote thereon that were present at the meeting and were voted and not abstained; or

(b)                                 a resolution consented to in writing by:

(i)                                   a majority, or such larger majority as may be specified in the Articles, of the votes of Shares entitled to vote thereon; or

(ii)                                a majority, or such larger majority as may be specified in the Articles, of the votes of each class or series of Shares entitled to vote thereon and of a majority, or such larger majority as may be specified in the Articles, of the votes of the remaining Shares entitled to vote thereon, where a Shareholder is given more than one vote in any circumstances, he shall in the circumstances be counted for the purposes of establishing a majority, by the number of votes he casts;

“Seal” means any seal which has been adopted as the common seal of the Company;

“securities” means Shares and debt obligations of every kind, options, warrants and rights to acquire Shares or debt obligations;

“Shareholder” means a person whose name is entered in the Register of Shareholders as the holder of one or more Shares or Fractional Shares;

“Share” means a Share issued or to be issued by the Company including Fractional Shares;

“Treasury Shares” means Shares that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“written” means or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of representing or reproducing words in a visible form, including telex, telegram, facsimile, electronic mail or other form of writing produced by electronic communication and “in writing” shall be construed accordingly.

2.                                      In these Articles, save where the context requires otherwise:

(a)                                 whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, include the others;

(b)                                 reference in these Articles to voting in relation to Shares shall be construed as a reference to voting by Shareholders except that it is the votes allocated to the Shares that shall be counted and not the number of Shareholders who actually voted and a reference to Shares being present at a meeting shall be given a corresponding construction; and

(c)                                  reference to money in these Articles is a reference to the currency in which Shares shall be issued according to the provisions of the Memorandum.

3.                                      Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

PRELIMINARY

4.                                      The business of the Company may be commenced as soon after incorporation as the Directors see fit.

5.                                      The registered office of the Company shall be at such address in the British Virgin Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

6.                                      Unless the Directors otherwise determine, share certificates shall not be issued. However, the Company shall, at the request of a Shareholder, issue a share certificate evidencing the number and class of Shares held by that Shareholder signed by a Director or such other person who has been duly authorised by a Resolution of Directors (an “Authorised Person”) or under the Seal, with or without the signature of a Director or an Authorised Person. The signature of the Director or of the Authorised Person and the Seal may be a facsimile.

7.                                      Any Shareholder receiving a share certificate for Shares shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of the wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

8.                                      The Company may treat the holder of a Share as named in the Register of Shareholders as the only person entitled to

(a)                                 exercise any voting rights attaching to the Share;

(b)                                 receive notices;

(c)                                  receive a Distribution; and

(d)                                 exercise other rights and powers attaching to the Share.

9.                                      If several persons are registered as joint holders of any Shares, any one of such persons may give receipt for any Distribution made in respect of such Shares.

10.                               Subject to the provisions of these Articles and any Resolution of Shareholders, the unissued Shares shall be at the disposal of the Directors who may, without limiting or affecting any rights previously conferred on the holders of any existing Shares or class of Shares, offer, allot, grant options over or otherwise dispose of the Shares to such persons, at such times, for such consideration and upon such terms and conditions as they may by a Resolution of Directors determine.

11.                               Without prejudice to the generality of the foregoing, the pre-emption rights set out in section 46 of the Act shall not apply to the Company.

12.                               The Company may issue bonus Shares, partly paid Shares and nil paid Shares.

13.                               Shares shall be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know how), services rendered or a contract for future services.

14.                               When the consideration in respect of the Share has been paid, that Share is for all purposes fully paid and non-assessable, but where the Share is not fully paid on issue, or is issued for a promissory note or other written obligation for payment of a debt those Shares are subject to forfeiture in the manner prescribed in these Articles.

15.                               Shares may be issued for such amount of consideration as the Directors may from time to time by Resolution of Directors determine, except that in the case of Shares issued with a par value, the consideration paid or payable shall not be less than the par value.

16.                               Before issuing Shares for consideration other than money, the Directors shall by a Resolution of Directors state:

(a)                                 the amount to be credited for the issue of the Shares;

(b)                                 their determination of the reasonable present cash value of any non-money consideration for the issue; and

(c)                                  that, in their opinion, the present cash value of the non-money consideration for the issue is not less than (when taken together with any money consideration) the amount to be credited for the issue of the Shares.

17.                               A Share issued by the Company upon conversion of, or in exchange for, another Share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other Share, debt obligation or security.

18.                               Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by Resolution of Directors determine.

19.                               Subject any limitations or procedures imposed by the Act, the Company may make an offer to purchase, redeem or otherwise acquire its own Shares from one or more or all of the Shareholders:

(a)                                 in accordance with Sections 60, 61 and 62 of the Act; or

(b)                                 in accordance with a right of a Shareholder to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company; or

(c)                                  in exchange for newly issued Shares of equal value; or

(d)                                 pursuant to the provisions of Section 179 of the Act.

20.                               Subject to any provisions to the contrary in the Memorandum or these Articles and notwithstanding section 176 of the Act, the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Shareholders whose Shares are to be purchased, redeemed or otherwise acquired.

21.                               The Company may purchase, redeem or otherwise acquire its Shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of

(a)                                 the Memorandum or these Articles; or

(b)                                 a written agreement for the subscription for the Shares to be purchased, redeemed or otherwise acquired.

22.                               Shares that the Company purchases, redeems or otherwise acquires pursuant to these Articles shall be cancelled immediately or held as Treasury Shares in accordance with the following Regulation.

23.                               Shares may only be held as Treasury Shares where, when aggregated with the number of Shares of the same class already held by the Company as Treasury Shares, the total number of Treasury Shares does not exceed 50 percent of the Shares of that class previously issued by the Company, excluding those Shares that have been cancelled.

24.                               Where and for so long as Shares are held by the Company as Treasury Shares, all rights and obligations attaching to those Shares are suspended and shall not be exercised by or against the Company.

TRANSFER OF SHARES

25.                               Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee and, in the case of the transfer of a Share that imposes a liability to the Company on the transferee, the instrument of transfer shall also be signed by the transferee.

26.                               The Company shall not be required to treat a transferee of a Share as a Shareholder until the transferee’s name has been entered in the Register of Shareholders.

27.                               Subject to these Articles, the Company shall, on receipt of a duly executed instrument of transfer, enter in the Register of Shareholders the name of the transferee of the Share(s) unless the Directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the Resolution of Directors.

28.                               The registration of a transfer of Shares may be suspended and the Register of Shareholders closed at such times and for such periods as the Company may from time to time by Resolution of Directors determine, provided always that such registration shall not be suspended and the Register of Shareholders shall not be closed for more than 60 days in any period of 12 months.

29.                               Where the Directors are satisfied that an instrument of transfer has been signed but that the instrument has been lost or destroyed, they may resolve:

(a)                                 to accept such evidence of the transfer of the Shares as they consider appropriate; and

(b)                                 that the transferee’s name should be entered in the Register of Shareholders, notwithstanding the absence of the instrument of transfer.

TRANSMISSION OF SHARES

30.                               The executor or administrator of a deceased Shareholder, the guardian of an incompetent Shareholder, the trustee of a bankrupt Shareholder or liquidator or administrator or receiver of an insolvent Shareholder shall be the only person recognised by the Company as having any title to the Shares of that Shareholder but none of them shall be entitled to exercise any rights as a Shareholder until they have complied with the procedures set out in the next following two Regulations.

31.                               Any person becoming entitled by operation of law or otherwise to a Share or Shares in consequence of the death, incompetence or bankruptcy of any Shareholder may be registered as a Shareholder upon such evidence being produced as may reasonably be required by the Directors. An application by any such person to be registered as a Shareholder shall be deemed to be a transfer of Shares of the deceased, incompetent or bankrupt Shareholder and the Directors shall treat it as such.

32.                               Any person who has become entitled to a Share or Shares in consequence of the death, incompetence or bankruptcy of any Shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such Share or Shares and such request shall likewise be treated as if it were a transfer.

33.                               What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

MORTGAGES AND CHARGES OF SHARES

34.                               Shareholders may mortgage or charge their Shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except in so far as it may conflict with any requirements herein contained for consent to the transfer of Shares.

35.                               In the case of the mortgage or charge of registered Shares there may be entered in the Register of Shareholders of the Company:

(a)                                 a statement that the Shares are mortgaged or charged;

(b)                                 the name of the mortgagee or chargee; and

(c)                                  the date on which the aforesaid particulars are entered in the Register of Shareholders.

36.                               Where particulars of a mortgage or charge are registered, such particulars shall only be cancelled:

(a)                                 with the consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)                                 upon evidence satisfactory to the Directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the Directors shall consider necessary or desirable.

37.                               Whilst particulars of a mortgage or charge are registered, no transfer of any Share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf.

FORFEITURE

38.                               Where Shares are not fully paid on issue, or are issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the following provisions shall apply.

39.                               Written notice of a call specifying a date for payment to be made in respect of a Share or under the promissory note or other written obligation for payment of a debt shall be served on a Shareholder who defaults in making payment in respect of a Share whether pursuant to a promissory note or other written obligation for payment of a debt or otherwise.

40.                               The written notice referred to in the immediately preceding Regulation shall:

(a)                                 name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made; and

(b)                                 contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

41.                               Where a written notice has been issued under these Regulations and the requirements have not been complied with, the Directors may at any time before tender of payment forfeit and cancel the Shares to which the notice relates.

42.                               The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been forfeited and cancelled pursuant to these Regulations. Upon forfeiture and cancellation of the Shares the Shareholder is discharged from any further obligation to the Company with respect to the Shares forfeited and cancelled.

MEETINGS AND CONSENTS OF SHAREHOLDERS

43.                               The Directors may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the Directors consider necessary or desirable, however, the failure to satisfy this Regulation does not invalidate the meeting.

44.                               Upon the written request of Shareholders holding 30 percent or more of the outstanding Shares entitled to vote in the Company on the matter for which the meeting is being requested the Directors shall convene a meeting of Shareholders.

45.                               The Directors shall give not less than seven days’ notice of meetings of Shareholders to those persons whose names on the date the notice is given appear as Shareholders in the Register of Shareholders and are to vote at the meeting.

46.                               The Directors may fix the date notice is given of a meeting of Shareholders, or such other date as may be specified in the notice, as the record date for determining those Shareholders that are entitled to vote at a meeting.

47.                               A meeting of Shareholders held in contravention of the notice requirements set out above is valid if Shareholders holding not less than a 90 percent majority of:

(a)                                 the total number of Shares entitled to vote on all matters to be considered at the meeting; or

(b)                                 a 90 percent majority of the votes of each class of Shares where Shareholders are entitled to vote thereon as a class together with not less than an absolute majority of the remaining votes, have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

48.                               The inadvertent failure of the Directors to give notice of a meeting to a Shareholder, or the fact that a Shareholder has not received notice, does not invalidate the meeting.

49.                               A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

50.                               The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

51.                               An instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

I/We                                                                                                             being a Shareholder of the above Company with                      Shares HEREBY APPOINT                                                                                              of                                       or failing him                                                      of                                                     to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the             day of                             and,                                            at any adjournment thereof.

(Any restrictions on voting to be inserted here)

Signed this day of

Shareholder

52.                               The following shall apply in respect of joint ownership of Shares:

(a)                                 if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)                                 if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)                                  if two or more of the joint owners are present in person or by proxy they must vote as one.

53.                               A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

54.                               A meeting of Shareholders is properly constituted, for all purposes, if at the commencement of the meeting, there are present in person or by proxy Shareholders entitled to exercise at least 50 percent of the voting rights of the Shares of each class or series of Shares entitled to vote on the Resolutions of Shareholders to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid Resolution of Shareholders.

55.                               If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the Directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the resolution to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

56.                               At every meeting of Shareholders, the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting, the Shareholders present shall choose someone of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

57.                               The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

58.                               At any meeting of the Shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

59.                               Any person other than an individual shall be regarded as one Shareholder and subject to the provisions of the following Article the right of any individual to speak for or represent such Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Shareholder.

60.                               Any person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual Shareholder.

61.                               The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

62.                               Directors may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

63.                               An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts in like form each counterpart being signed by one or more Shareholders.

64.                               If the Company shall have only one Shareholder the provisions herein contained for meetings of the Shareholders shall not apply and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Shareholders. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

DIRECTORS

65.                               Except during the period from the date of incorporation until the date on which the first Directors are appointed by the first registered agent of the Company pursuant to Regulation 67, the minimum number of Directors shall be one.

66.                               The following are disqualified from appointment as a Director:

(a)                                 an individual who is under eighteen years of age;

(b)                                 a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act;

(c)                                  person who is a restricted person within the meaning of section 409 of the Insolvency Act;

(d)                                 an undischarged bankrupt; and

(e)                                  any other person disqualified by the Memorandum and these Articles.

67.                               The first Directors shall be appointed by the first registered agent of the Company and thereafter, the Directors shall be elected:

(a)                                 by the Shareholders for such terms as the Shareholders determine; or

(b)                                 by the Directors for such terms as the Directors may determine.

68.                               Each Director shall hold office for the term, if any, fixed by the Resolution of Shareholders or Directors, as the case may be, appointing him. In the case of a Director who is an individual the term of office of a Director shall terminate on the Director’s death, resignation or removal. The bankruptcy of a Director or the appointment of a liquidator, administrator or receiver of a corporate Director shall terminate the term of office of such Director.

69.                               A Director may be removed from office, with or without cause, by a Resolution of Shareholders or, with cause, by a Resolution of Directors. A resolution passed under this Regulation may only be passed at a meeting called for the purpose of removing the Director or for purposes including the removal of the Director, or by written resolution passed by at least 75 percent of the Shareholder, or Directors, as the case may be entitled to vote.

70.                               A Director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

71.                               A vacancy in the Board may be filled by a Resolution of Shareholders or by a resolution of a majority of the remaining Directors.

72.                               With the prior approval by a Resolution of Shareholders, the Directors may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

73.                               A Director shall not require a Share qualification, and may be an individual or a company.

74.                               The Company shall keep a register of Directors containing:

(a)                                 the names and addresses of the persons who are Directors;

(b)                                 the date on which each person whose name is entered in the register was appointed as a Director; and

(c)                                  the date on which each person named as a Director ceased to be a Director.

75.                               A copy of the register of Directors shall be kept at the registered office of the Company and the Company may determine by Resolution of Directors to register a copy of the register with the Registrar of Companies.

POWERS OF DIRECTORS

76.                               The business and affairs of the Company shall be managed by, or be under the direction or supervision of, the Directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the Shareholders, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a Resolution of Shareholders, but no requirement made by a Resolution of Shareholders shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the Directors which would have been valid if such requirement had not been made.

77.                               Notwithstanding section 175 of the Act, the Directors have the power to sell, transfer, lease, exchange or otherwise dispose of the assets of the Company, without restriction and without complying with the provisions of section 175.

78.                               The Directors may, by a Resolution of Directors, appoint any person, including a person who is a Director, to be an officer or agent of the Company. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

79.                               Every officer or agent of the Company has such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the Resolution of Directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a Resolution of Directors under the Act or these Articles.

80.                               Any Director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the Board or with respect to unanimous written consents.

81.                               The continuing Directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of Directors, the continuing Directors or Director may appoint Directors to fill any vacancy that has arisen or summon a meeting of Shareholders.

82.                               The Directors may by Resolution of Directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

83.                               All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

84.                               The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons whether appointed directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with such attorney or attorneys as the Directors may think fit and may also authorise any such attorney or attorneys to delegate all or any powers, authorities and discretions vested in them.

REGISTER OF CHARGES

85.                               The Company shall maintain at its registered office a register of all charges created by the Company showing:

(a)                                 if the charge is a charge created by the Company, the date of its creation or, if the charge is an existing charge on property acquired by the company, the date on which the property was acquired;

(b)                                 a short description of the liability secured by the charge;

(c)                                  a short description of the property charged;

(d)                                 the name and address of the trustee for the security, or if there is no such trustee, the name and address of the chargee;

(e)                                  unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)                                   details of any prohibition or restriction, if any, contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

DUTIES OF DIRECTORS

86.                               Subject to this Regulation, the Directors when exercising their powers or performing their duties, shall act honestly and in good faith with a view to the best interests of the Company.

87.                               Notwithstanding the foregoing:

(a)                                 where the Company is a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company;

(b)                                 where the Company is a subsidiary, but not a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties, and with the prior agreement of the shareholders other than the holding company, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company; and

(c)                                  where the shareholders of the company are carrying out a joint venture, the Directors may, when exercising their powers or performing their duties in connection with the carrying out of the joint venture, act in a manner which they believe to be in the best interests of a Shareholder or Shareholders, even though it may not be in the best interests of the Company.

PROCEEDINGS OF DIRECTORS

88.                               The Directors or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the Directors may determine to be necessary or desirable and for the avoidance of doubt any one Director may call a meeting of Directors, however, the failure to satisfy this Regulation does not invalidate the meeting.

89.                               A Director shall be deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

90.                               A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend, waive notice of the meeting, and for this purpose, the presence of a Director at the meeting shall be deemed to constitute waiver on his part. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

91.                               A Director may by a written instrument appoint an alternate who need not be a Director and an alternate is entitled to attend meetings in the absence of the Director who appointed him and to vote in the place of the Director.

92.                               A meeting of Directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one half of the total number of Directors, unless there are only two Directors in which case the quorum shall be two.

93.                               If the Company shall have only one Director the provisions herein contained for meetings of the Directors shall not apply but such sole Director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Shareholders and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

94.                               At every meeting of the Directors the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting the vice chairman of the Board shall preside. If there is no vice chairman of the Board or if the vice chairman of the Board is not present at the meeting the Directors present shall choose someone of their number to be chairman of the meeting.

95.                               An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a committee of Directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all Directors or all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more Directors.

96.                               The Directors shall cause the following corporate records to be kept:

(a)                                 minutes of all meetings of Directors, Shareholders, committees of Directors, committees of officers and committees of Shareholders; and

(b)                                 copies of all resolutions consented to by Directors, Shareholders, committees of Directors, committees of officers and committees of Shareholders.

97.                               The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the Directors determine.

98.                               The Directors may, by a Resolution of Directors, designate one or more committees, each consisting of one or more Directors.

99.                               Each committee of Directors has such powers, and authorities of the Directors, including the power and authority to affix the Seal, as are set forth in the Resolution of Directors establishing the committee, except that no committee has any power or authority:

(a)                                 to amend the Memorandum or these Articles;

(b)                                 to designate committees of Directors;

(c)                                  to delegate powers to a committee of Directors;

(d)                                 to appoint Directors;

(e)                                  to appoint agents;

(f)                                   to approve a plan of merger, consolidation or arrangement; or

(g)                                  to make a declaration of solvency or approve a liquidation plan.

100.                        The meetings and proceedings of each committee of Directors consisting of two or more Directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of Directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

101.                        The Company may by Resolution of Directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a chairman of the Board, a vice chairman of the Board, president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

102.                        The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors or Resolution of Shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of the chairman of the Board to preside at meetings of Directors and Shareholders, the vice chairman to act in the absence of the chairman, the President to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the Register of Shareholders, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

103.                        The emoluments of all officers shall be fixed by Resolution of Directors.

104.                        The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

CONFLICT OF INTERESTS

105.                        A Director shall forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board by bringing it to the attention of every Director on the Board. Where a Director’s interest in a transaction is not disclosed in accordance with this Regulation the transaction is voidable by the Company.

106.                        Notwithstanding the previous Regulation, a transaction entered into by the Company is not voidable by the Company if:

(a)                                 the material facts of the interest of the Director in the transaction are known by the Shareholders entitled to vote at a meeting of Shareholders and the transaction is approved or ratified by a Resolution of Shareholders; or

(b)                                 the Company received fair value for the transaction, and such determination of fair value is made on the basis of the information known to the Company and the interested Director at the time that the transaction was entered into.

107.                        A Director who is interested in a transaction entered into or to be entered into by the Company may:

(a)                                 vote on a matter relating to the transaction;

(b)                                 attend a meeting of Directors at which the matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum; and

(c)                                  sign a document on behalf of the company, or do any other thing in his capacity as a Director, that relates to the transaction.

INDEMNIFICATION

108.                        Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person (an “Indemnifiable Person”) who:

(a)                                 is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, an officer, agent or a liquidator of the Company; or

(b)                                 is or was, at the request of the Company, serving as a Director, officer, agent or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

109.                        The Company may only indemnify an Indemnifiable Person if such person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnifiable Person had no reasonable cause to believe that his conduct was unlawful.

110.                        The decision of the Directors as to whether the Indemnifiable Person acted honestly and in good faith and with a view to the best interests of the Company and as to whether such person had no reasonable cause to believe that his conduct was unlawful, is in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

111.                        The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Indemnifiable Person did not act honestly and in good faith and with a view to the best interests of the Company or that such person had reasonable cause to believe that his conduct was unlawful.

112.                        If a person to be indemnified has been successful in defence of any proceedings described above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

INSURANCE

113.                        The Company may purchase and maintain insurance in relation to any person who is or was a Director, or who at the request of the Company is or was serving as a Director of, or in any other capacity is or was acting for another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability in the preceding Regulation.

SEAL

114.                        The Directors shall provide for the safe custody of the Seal. An imprint of the Seal shall be kept at the registered office of the Company. The Seal when affixed to any written instrument shall be witnessed by a Director or any other person so authorised from time to time by Resolution of Directors. The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DISTRIBUTIONS

115.                        The Company may, from time to time, by a Resolution of Directors authorise a Distribution by the Company to Shareholders at such time, and of such amount, as it thinks fit if they are satisfied, on reasonable grounds, that immediately after the Distribution

(a)                                 the value of the Company’s assets will exceed its liabilities; and

(b)                                 the Company will be able to pay its debts as they fall due.

116.                        The Directors may, before making any Distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

117.                        Notice of any Distribution that may have been authorised shall be given to each Shareholder in the manner hereinafter mentioned and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

118.                        No Distribution shall bear interest as against the Company and no Distribution shall be authorised or made on Treasury Shares.

119.                        The Directors may determine in their sole discretion to issue bonus Shares from time to time.

120.                        A division of the issued and outstanding Shares of a class or series of Shares into a larger number of Shares of the same class or series having a proportionately smaller par value does not constitute the issue of a bonus Share.

ACCOUNTS

121.                        The Company shall keep such accounts and records that:

(a)                                 are sufficient to show and explain the Company’s transactions; and

(b)                                 will at any time, enable the financial position of the Company to be determined with reasonable accuracy.

AUDIT

122.                        The Company may by Resolution of Shareholders call for the accounts to be examined by auditors in which event the following provisions shall apply to the appointment and activities of the auditors.

123.                        The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Shareholders.

124.                        The auditors may be Shareholders but no Director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

125.                        The remuneration of the auditors of the Company:

(a)                                 in the case of auditors appointed by the Directors, may be fixed by Resolution of Directors;

(b)                                 subject to the foregoing, shall be fixed by Resolution of Shareholders or in such manner as the Company may by Resolution of Shareholders determine.

126.                        The auditors shall examine each profit and loss account and balance sheet required to be served on every Shareholder or laid before a meeting of the Shareholders and shall state in a written report whether or not:

(a)                                 in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b)                                 all the information and explanations required by the auditors have been obtained.

127.                        The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be served on the Shareholders.

128.                        Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

129.                        The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

NOTICES

130.                        Any notice, information or written statement to be given by the Company to Shareholders may be served in any way by which it can reasonably be expected to reach each Shareholder or by mail addressed to each Shareholder at the address shown in the Register of Shareholders.

131.                        Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

132.                        Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

NON-RECOGNITION OF TRUSTS

133.                        Subject to the proviso hereto, no person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Regulations or as required by law) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register of Shareholders, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise interests by acknowledging such interests in writing to the holder thereof and may be bound by the terms and conditions contained in any such acknowledgement in accordance with the general law.

ARBITRATION

134.                        Whenever any difference arises between the Company on the one hand and any of the Shareholders or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any legislation, ordinance or regulation affecting the Company or to any of the affairs of the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to two arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire.

135.                        If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for ten days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

136.                        The Company may voluntarily commence to wind up and dissolve if:

(a)                                 it has no liabilities; or

(b)                                 it is able to pay its debts as they fall due,

by a Resolution of Shareholders or, if the Company has never issued Shares, by a Resolution of Directors.

CONTINUATION

137.                        The Company may by Resolution of Shareholders or by resolution passed unanimously by all Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, WALKERS (BVI) LIMITED of Walkers Chambers, PO Box 92, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply for the disapplication of Part IV of Schedule 2 of the Act this 2nd day of September 2009.

Registered Agent

Sgd. Colette Corea-Saunders
Authorised Signatory
Walkers (BVI) Limited

No: 303887

BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

FORTLEE INVESTMENTS LTD.

FIRST INCORPORATED ON 18 DECEMBER 1998 AS AN INTERNATIONAL BUSINESS COMPANY

APPLICATION TO DISAPPLY SCHEDULE 2, PART IV OF THE BVI BUSINESS COMPANIES

ACT, 2004 THIS 8th DAY OF SEPTEMBER 2009

Walkers Chambers, PO Box 92, Road Town

Tortola, British Virgin Islands

T 284 494 2204 F 284 494 5535 www.walkersglobal.com

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF

FORTLEE INVESTMENTS LTD.

NAME

1.                                      The name of the Company is Fortlee Investments Ltd. (the “Company”).

TYPE OF COMPANY

2.                                      The Company is a company limited by shares.

FIRST INCORPORATION

3.                                      The Company was first incorporated as an international business company on 18 December 1998 and was, until the date of automatic re-registration in accordance with the Act, governed by the International Business Companies Act (Cap 291).

REGISTERED OFFICE

4.                                      The Registered Office of the Company at the date of notice to Disapply Part IV of Schedule 2 of the Act, was situated at the offices of Walkers (BVI) Limited, Walkers Chambers, P O Box 92, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

5.                                      The Registered Agent of the Company at the date of notice to Disapply Part IV of Schedule 2 of the Act, was Walkers (BVI) Limited of Walkers Chambers, P O Box 92, Road Town, Tortola, British Virgin Islands.

CHANGE OF REGISTERED AGENT OR REGISTERED OFFICE

6.                                      The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent. Any change of registered office or registered agent will take effect on the registration by the Registrar of Corporate Affairs of a notice filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

LIMITATIONS ON BUSINESS OF COMPANY

7.                                      The business and activities of the Company are limited to those business and activities which it is not prohibited from engaging in under any law for the time being in force in the British Virgin Islands.

NUMBER, CLASSES AND PAR VALUE OF SHARES

8.                                      The Company is authorised to issue a maximum of 3,050,000 Shares consisting of one class of 3,050,000 shares of US$1.00 par value.

DESIGNATIONS, POWERS AND PREFERENCES OF SHARES

9.                                      All Shares shall:

(a)                                 have the right to one vote on any Resolution of Shareholders;

(b)                                 be subject to redemption, purchase or acquisition by the Company for fair value without the consent of the relevant Shareholder;

(c)                                  have equal rights with regard to dividends; and

(d)                                 have equal rights with regard to distributions of the surplus assets of the Company.

FRACTIONAL SHARES

10.                               The Company may issue fractions of a Share (each, a “Fractional Share”). A Fractional Share shall have the corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole Share of the same class.

VARIATION OF CLASS RIGHTS

11.                               If at any time, there are different classes or series of Shares in issue, unless otherwise provided by the terms of issue of the Shares of that class or series, the rights attaching to any such class or series of Shares may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued Shares of that class or series and of the holders of not less than three-fourths of the issued Shares of any other class or series of Shares which may be adversely affected by such variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

12.                               The rights conferred upon the Shareholder of any class of Shares issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

NO BEARER SHARES

13.                               The Company is not authorised to issue bearer shares and all Shares shall be issued as registered shares.

NO EXCHANGE OF SHARES

14.                               Shares may not be exchanged for, or converted into, bearer shares.

TRANSFER OF SHARES

15.                               Subject to the provisions of the Articles, Shares in the Company may be transferred.

AMENDMENT OF MEMORANDUM AND ARTICLES

16.                               The Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors except that the Directors have no power:

(a)                                 to restrict the rights and powers of the Shareholders to amend the Memorandum or the Articles;

(b)                                 to change the percentage of Shareholders required to pass a resolution to amend the Memorandum or the Articles;

(c)                                  in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)                                 to change the provisions of paragraphs 9, 11, 12 or 16 of the Memorandum.

DEFINITIONS

17.                               Words used in this Memorandum and not defined herein shall have the meanings set out in the Articles.

We, WALKERS (BVI) LIMITED of Walkers Chambers, PO Box 92, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the disapplication of Part IV of Schedule 2 of the Act this 8th day of September 2009.

Registered Agent

/s/ Colette Corea-Saunders
Colette Corea-Saunders

Authorised Signatory

Walkers (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF

FORTLEE INVESTMENTS LTD.

The following shall comprise the Articles of Association of Fortlee Investments Ltd. (the “Company”).

INTERPRETATION

1.                                      In these Articles, the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act 2004, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder;

“Articles” means the articles of association of the Company, as amended or substituted from time to time;

“Directors” and “Board of Directors” means the Directors of the Company for the time being or, as the case may be, the Directors assembled as a Board or as a committee thereof;

“Distribution” means, in relation to a distribution by the Company to a Shareholder:

(a)                                 the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder; or

(b)                                 the incurring of a debt to or for the benefit of a Shareholder,

in relation to the Shares held by it, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Fractional Share” has the meaning given to that term in the Memorandum;

“Memorandum” means the Memorandum of Association of the Company as amended and restated from time to time;

“person” means an individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association;

“Register of Shareholders” means the register of the holders of Shares maintained in accordance with section 41 of the Act;

“Resolution of Directors” means:

(a)                                 a resolution approved at a duly convened and constituted meeting of Directors or of a committee of Directors, by the affirmative vote of a majority of the Directors present at the meeting who voted and did not abstain; or

(b)                                 a resolution consented to in writing by all the Directors or all the members of a committee of Directors, as the case may be,

where a Director is given more than one vote in any circumstances, he shall in the circumstances be counted for the purposes of establishing a majority, by the number of votes he casts;

“Resolution of Shareholders” means, unless otherwise defined in the Memorandum or these Articles:

(a)                                 a resolution approved at a duly convened and constituted meeting of the Shareholders by the affirmative vote of:

(i)                                     a majority, or such larger majority as may be specified in the Articles, of the votes of the Shares that were present at the meeting and entitled to vote thereon and were voted and did not abstain; or

(ii)                                  a majority, or such larger majority as may be specified in the Articles, of the votes of each class or series of Shares which were present at the meeting and entitled to vote thereon as a class and were voted and not abstained and of a majority, or such larger majority as may be specified in the Articles, of the votes of the remaining Shares entitled to vote thereon that were present at the meeting and were voted and not abstained; or

(b)                                 a resolution consented to in writing by:

(i)                                     a majority, or such larger majority as may be specified in the Articles, of the votes of Shares entitled to vote thereon; or

(ii)                                  a majority, or such larger majority as may be specified in the Articles, of the votes of each class or series of Shares entitled to vote thereon and of a majority, or such larger majority as may be specified in the Articles, of the votes of the remaining Shares entitled to vote thereon, where a Shareholder is given more than one vote in any circumstances, he shall in the circumstances be counted for the purposes of establishing a majority, by the number of votes he casts;

“Seal” means any seal which has been adopted as the common seal of the Company;

“securities” means Shares and debt obligations of every kind, options, warrants and rights to acquire Shares or debt obligations;

“Shareholder” means a person whose name is entered in the Register of Shareholders as the holder of one or more Shares or Fractional Shares;

“Share” means a Share issued or to be issued by the Company including Fractional Shares;

“Treasury Shares” means Shares that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“written” means or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of representing or reproducing words in a visible form, including telex, telegram, facsimile, electronic mail or other form of writing produced by electronic communication and “in writing” shall be construed accordingly.

2.                                      In these Articles, save where the context requires otherwise:

(a)                                 whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, include the others;

(b)                                 reference in these Articles to voting in relation to Shares shall be construed as a reference to voting by Shareholders except that it is the votes allocated to the Shares that shall be counted and not the number of Shareholders who actually voted and a reference to Shares being present at a meeting shall be given a corresponding construction; and

(c)                                  reference to money in these Articles is a reference to the currency in which Shares shall be issued according to the provisions of the Memorandum.

3.                                      Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

PRELIMINARY

4.                                      The business of the Company may be commenced as soon after incorporation as the Directors see fit.

5.                                      The registered office of the Company shall be at such address in the British Virgin Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

6.                                      Unless the Directors otherwise determine, share certificates shall not be issued. However, the Company shall, at the request of a Shareholder, issue a share certificate evidencing the number and class of Shares held by that Shareholder signed by a Director or such other person who has been duly authorised by a Resolution of Directors (an “Authorised Person”) or under the Seal, with or without the signature of a Director or an Authorised Person. The signature of the Director or of the Authorised Person and the Seal may be a facsimile.

7.                                      Any Shareholder receiving a share certificate for Shares shall indemnify and hold the Company and its Directors and officers harmless from any loss or liability which it or they may incur by reason of the wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

8.                                      The Company may treat the holder of a Share as named in the Register of Shareholders as the only person entitled to

(a)                                 exercise any voting rights attaching to the Share;

(b)                                 receive notices;

(c)                                  receive a Distribution; and

(d)                                 exercise other rights and powers attaching to the Share.

9.                                      If several persons are registered as joint holders of any Shares, any one of such persons may give receipt for any Distribution made in respect of such Shares.

10.                               Subject to the provisions of these Articles and any Resolution of Shareholders, the unissued Shares shall be at the disposal of the Directors who may, without limiting or affecting any rights previously conferred on the holders of any existing Shares or class of Shares, offer, allot, grant options over or otherwise dispose of the Shares to such persons, at such times, for such consideration and upon such terms and conditions as they may by a Resolution of Directors determine.

11.                               Without prejudice to the generality of the foregoing, the pre-emption rights set out in section 46 of the Act shall not apply to the Company.

12.                               The Company may issue bonus Shares, partly paid Shares and nil paid Shares.

13.                               Shares shall be issued for consideration in any form, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know how), services rendered or a contract for future services.

14.                               When the consideration in respect of the Share has been paid, that Share is for all purposes fully paid and non-assessable, but where the Share is not fully paid on issue, or is issued for a promissory note or other written obligation for payment of a debt those Shares are subject to forfeiture in the manner prescribed in these Articles.

15.                               Shares may be issued for such amount of consideration as the Directors may from time to time by Resolution of Directors determine, except that in the case of Shares issued with a par value, the consideration paid or payable shall not be less than the par value.

16.                               Before issuing Shares for consideration other than money, the Directors shall by a Resolution of Directors state:

(a)                                 the amount to be credited for the issue of the Shares;

(b)                                 their determination of the reasonable present cash value of any non-money consideration for the issue; and

(c)                                  that, in their opinion, the present cash value of the non-money consideration for the issue is not less than (when taken together with any money consideration) the amount to be credited for the issue of the Shares.

17.                               A Share issued by the Company upon conversion of, or in exchange for, another Share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other Share, debt obligation or security.

18.                               Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by Resolution of Directors determine.

19.                               Subject any limitations or procedures imposed by the Act, the Company may make an offer to purchase, redeem or otherwise acquire its own Shares from one or more or all of the Shareholders:

(a)                                 in accordance with Sections 60, 61 and 62 of the Act; or

(b)                                 in accordance with a right of a Shareholder to have his Shares redeemed or to have his Shares exchanged for money or other property of the Company; or

(c)                                  in exchange for newly issued Shares of equal value; or

(d)                                 pursuant to the provisions of Section 179 of the Act.

20.                               Subject to any provisions to the contrary in the Memorandum or these Articles and notwithstanding section 176 of the Act, the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of the Shareholders whose Shares are to be purchased, redeemed or otherwise acquired.

21.                               The Company may purchase, redeem or otherwise acquire its Shares at a price lower than the fair value if permitted by, and then only in accordance with, the terms of

(a)                                 the Memorandum or these Articles; or

(b)                                 a written agreement for the subscription for the Shares to be purchased, redeemed or otherwise acquired.

22.                               Shares that the Company purchases, redeems or otherwise acquires pursuant to these Articles shall be cancelled immediately or held as Treasury Shares in accordance with the following Regulation.

23.                               Shares may only be held as Treasury Shares where, when aggregated with the number of Shares of the same class already held by the Company as Treasury Shares, the total number of Treasury Shares does not exceed 50 percent of the Shares of that class previously issued by the Company, excluding those Shares that have been cancelled.

24.                               Where and for so long as Shares are held by the Company as Treasury Shares, all rights and obligations attaching to those Shares are suspended and shall not be exercised by or against the Company.

TRANSFER OF SHARES

25.                               Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee and, in the case of the transfer of a Share that imposes a liability to the Company on the transferee, the instrument of transfer shall also be signed by the transferee.

26.                               The Company shall not be required to treat a transferee of a Share as a Shareholder until the transferee’s name has been entered in the Register of Shareholders.

27.                               Subject to these Articles, the Company shall, on receipt of a duly executed instrument of transfer, enter in the Register of Shareholders the name of the transferee of the Share(s) unless the Directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the Resolution of Directors.

28.                               The registration of a transfer of Shares may be suspended and the Register of Shareholders closed at such times and for such periods as the Company may from time to time by Resolution of Directors determine, provided always that such registration shall not be suspended and the Register of Shareholders shall not be closed for more than 60 days in any period of 12 months.

29.                               Where the Directors are satisfied that an instrument of transfer has been signed but that the instrument has been lost or destroyed, they may resolve:

(a)                                 to accept such evidence of the transfer of the Shares as they consider appropriate; and

(b)                                 that the transferee’s name should be entered in the Register of Shareholders, notwithstanding the absence of the instrument of transfer.

TRANSMISSION OF SHARES

30.                               The executor or administrator of a deceased Shareholder, the guardian of an incompetent Shareholder, the trustee of a bankrupt Shareholder or liquidator or administrator or receiver of an insolvent Shareholder shall be the only person recognised by the Company as having any title to the Shares of that Shareholder but none of them shall be entitled to exercise any rights as a Shareholder until they have complied with the procedures set out in the next following two Regulations.

31.                               Any person becoming entitled by operation of law or otherwise to a Share or Shares in consequence of the death, incompetence or bankruptcy of any Shareholder may be registered as a Shareholder upon such evidence being produced as may reasonably be required by the Directors. An application by any such person to be registered as a Shareholder shall be deemed to be a transfer of Shares of the deceased, incompetent or bankrupt Shareholder and the Directors shall treat it as such.

32.                               Any person who has become entitled to a Share or Shares in consequence of the death, incompetence or bankruptcy of any Shareholder may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such Share or Shares and such request shall likewise be treated as if it were a transfer.

33.                               What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

MORTGAGES AND CHARGES OF SHARES

34.                               Shareholders may mortgage or charge their Shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except in so far as it may conflict with any requirements herein contained for consent to the transfer of Shares.

35.                               In the case of the mortgage or charge of registered Shares there may be entered in the Register of Shareholders of the Company:

(a)                                 a statement that the Shares are mortgaged or charged;

(b)                                 the name of the mortgagee or chargee; and

(c)                                  the date on which the aforesaid particulars are entered in the Register of Shareholders.

36.                               Where particulars of a mortgage or charge are registered, such particulars shall only be cancelled:

(a)                                 with the consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)                                 upon evidence satisfactory to the Directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the Directors shall consider necessary or desirable.

37.                               Whilst particulars of a mortgage or charge are registered, no transfer of any Share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf.

FORFEITURE

38.                               Where Shares are not fully paid on issue, or are issued for a promissory note or other written obligation for payment of a debt have been issued subject to forfeiture, the following provisions shall apply.

39.                               Written notice of a call specifying a date for payment to be made in respect of a Share or under the promissory note or other written obligation for payment of a debt shall be served on a Shareholder who defaults in making payment in respect of a Share whether pursuant to a promissory note or other written obligation for payment of a debt or otherwise.

40.                               The written notice referred to in the immediately preceding Regulation shall:

(a)                                 name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made; and

(b)                                 contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

41.                               Where a written notice has been issued under these Regulations and the requirements have not been complied with, the Directors may at any time before tender of payment forfeit and cancel the Shares to which the notice relates.

42.                               The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been forfeited and cancelled pursuant to these Regulations. Upon forfeiture and cancellation of the Shares the Shareholder is discharged from any further obligation to the Company with respect to the Shares forfeited and cancelled.

MEETINGS AND CONSENTS OF SHAREHOLDERS

43.                               The Directors may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the Directors consider necessary or desirable, however, the failure to satisfy this Regulation does not invalidate the meeting.

44.                               Upon the written request of Shareholders holding 30 percent or more of the outstanding Shares entitled to vote in the Company on the matter for which the meeting is being requested the Directors shall convene a meeting of Shareholders.

45.                               The Directors shall give not less than seven days’ notice of meetings of Shareholders to those persons whose names on the date the notice is given appear as Shareholders in the Register of Shareholders and are to vote at the meeting.

46.                               The Directors may fix the date notice is given of a meeting of Shareholders, or such other date as may be specified in the notice, as the record date for determining those Shareholders that are entitled to vote at a meeting.

47.                               A meeting of Shareholders held in contravention of the notice requirements set out above is valid if Shareholders holding not less than a 90 percent majority of:

(a)                                 the total number of Shares entitled to vote on all matters to be considered at the meeting; or

(b)                                 a 90 percent majority of the votes of each class of Shares where Shareholders are entitled to vote thereon as a class together with not less than an absolute majority of the remaining votes, have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

48.                               The inadvertent failure of the Directors to give notice of a meeting to a Shareholder, or the fact that a Shareholder has not received notice, does not invalidate the meeting.

49.                               A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

50.                               The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

51.                               An instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

I/We                                                                                            being a Shareholder of the above Company with                                 Shares HEREBY APPOINT                                                     of                                                      or failing him                                                      of                                       to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the            day of                              and,                                      at any adjournment thereof.

(Any restrictions on voting to be inserted here)

Signed this day of

Shareholder

52.                               The following shall apply in respect of joint ownership of Shares:

(a)                                 if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)                                 if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)                                  if two or more of the joint owners are present in person or by proxy they must vote as one.

53.                               A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

54.                               A meeting of Shareholders is properly constituted, for all purposes, if at the commencement of the meeting, there are present in person or by proxy Shareholders entitled to exercise at least 50 percent of the voting rights of the Shares of each class or series of Shares entitled to vote on the Resolutions of Shareholders to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid Resolution of Shareholders.

55.                               If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the Directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the resolution to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

56.                               At every meeting of Shareholders, the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting, the Shareholders present shall choose someone of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

57.                               The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

58.                               At any meeting of the Shareholders the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

59.                               Any person other than an individual shall be regarded as one Shareholder and subject to the provisions of the following Article the right of any individual to speak for or represent such Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the Directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Directors may rely and act upon such advice without incurring any liability to any Shareholder.

60.                               Any person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Shareholders and the person so authorised shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual Shareholder.

61.                               The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

62.                               Directors may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

63.                               An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts in like form each counterpart being signed by one or more Shareholders.

64.                               If the Company shall have only one Shareholder the provisions herein contained for meetings of the Shareholders shall not apply and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Shareholders. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

DIRECTORS

65.                               Except during the period from the date of incorporation until the date on which the first Directors are appointed by the first registered agent of the Company pursuant to Regulation 67, the minimum number of Directors shall be one.

66.                               The following are disqualified from appointment as a Director:

(a)                                 an individual who is under eighteen years of age;

(b)                                 a person who is a disqualified person within the meaning of section 260(4) of the Insolvency Act;

(c)                                  person who is a restricted person within the meaning of section 409 of the Insolvency Act;

(d)                                 an undischarged bankrupt; and

(e)                                  any other person disqualified by the Memorandum and these Articles.

67.                               The first Directors shall be appointed by the first registered agent of the Company and thereafter, the Directors shall be elected:

(a)                                 by the Shareholders for such terms as the Shareholders determine; or

(b)                                 by the Directors for such terms as the Directors may determine.

68.                               Each Director shall hold office for the term, if any, fixed by the Resolution of Shareholders or Directors, as the case may be, appointing him. In the case of a Director who is an individual the term of office of a Director shall terminate on the Director’s death, resignation or removal. The bankruptcy of a Director or the appointment of a liquidator, administrator or receiver of a corporate Director shall terminate the term of office of such Director.

69.                               A Director may be removed from office, with or without cause, by a Resolution of Shareholders or, with cause, by a Resolution of Directors. A resolution passed under this Regulation may only be passed at a meeting called for the purpose of removing the Director or for purposes including the removal of the Director, or by written resolution passed by at least 75 percent of the Shareholder, or Directors, as the case may be entitled to vote.

70.                               A Director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

71.                               A vacancy in the Board may be filled by a Resolution of Shareholders or by a resolution of a majority of the remaining Directors.

72.                               With the prior approval by a Resolution of Shareholders, the Directors may, by a Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

73.                               A Director shall not require a Share qualification, and may be an individual or a company.

74.                               The Company shall keep a register of Directors containing:

(a)                                 the names and addresses of the persons who are Directors;

(b)                                 the date on which each person whose name is entered in the register was appointed as a Director; and

(c)                                  the date on which each person named as a Director ceased to be a Director.

75.                               A copy of the register of Directors shall be kept at the registered office of the Company and the Company may determine by Resolution of Directors to register a copy of the register with the Registrar of Companies.

POWERS OF DIRECTORS

76.                               The business and affairs of the Company shall be managed by, or be under the direction or supervision of, the Directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the Shareholders, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a Resolution of Shareholders, but no requirement made by a Resolution of Shareholders shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the Directors which would have been valid if such requirement had not been made.

77.                               Notwithstanding section 175 of the Act, the Directors have the power to sell, transfer, lease, exchange or otherwise dispose of the assets of the Company, without restriction and without complying with the provisions of section 175.

78.                               The Directors may, by a Resolution of Directors, appoint any person, including a person who is a Director, to be an officer or agent of the Company. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

79.                               Every officer or agent of the Company has such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the Resolution of Directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a Resolution of Directors under the Act or these Articles.

80.                               Any Director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at meetings of the Board or with respect to unanimous written consents.

81.                               The continuing Directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of Directors, the continuing Directors or Director may appoint Directors to fill any vacancy that has arisen or summon a meeting of Shareholders.

82.                               The Directors may by Resolution of Directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

83.                               All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

84.                               The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons whether appointed directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with such attorney or attorneys as the Directors may think fit and may also authorise any such attorney or attorneys to delegate all or any powers, authorities and discretions vested in them.

REGISTER OF CHARGES

85.                               The Company shall maintain at its registered office a register of all charges created by the Company showing:

(a)                                 if the charge is a charge created by the Company, the date of its creation or, if the charge is an existing charge on property acquired by the company, the date on which the property was acquired;

(b)                                 a short description of the liability secured by the charge;

(c)                                  a short description of the property charged;

(d)                                 the name and address of the trustee for the security, or if there is no such trustee, the name and address of the chargee;

(e)                                  unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)                                   details of any prohibition or restriction, if any, contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

DUTIES OF DIRECTORS

86.                               Subject to this Regulation, the Directors when exercising their powers or performing their duties, shall act honestly and in good faith with a view to the best interests of the Company.

87.                               Notwithstanding the foregoing:

(a)                                 where the Company is a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company;

(b)                                 where the Company is a subsidiary, but not a wholly owned subsidiary, the Directors may, when exercising their powers or performing their duties, and with the prior agreement of the shareholders other than the holding company, act in a manner which they believe to be in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company; and

(c)                                  where the shareholders of the company are carrying out a joint venture, the Directors may, when exercising their powers or performing their duties in connection with the carrying out of the joint venture, act in a manner which they believe to be in the best interests of a Shareholder or Shareholders, even though it may not be in the best interests of the Company.

PROCEEDINGS OF DIRECTORS

88.                               The Directors or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the Directors may determine to be necessary or desirable and for the avoidance of doubt any one Director may call a meeting of Directors, however, the failure to satisfy this Regulation does not invalidate the meeting.

89.                               A Director shall be deemed to be present at a meeting of Directors if he participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

90.                               A Director shall be given not less than three days’ notice of meetings of Directors, but a meeting of Directors held without three days’ notice having been given to all Directors shall be valid if all the Directors entitled to vote at the meeting who do not attend, waive notice of the meeting, and for this purpose, the presence of a Director at the meeting shall be deemed to constitute waiver on his part. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

91.                               A Director may by a written instrument appoint an alternate who need not be a Director and an alternate is entitled to attend meetings in the absence of the Director who appointed him and to vote in the place of the Director.

92.                               A meeting of Directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one half of the total number of Directors, unless there are only two Directors in which case the quorum shall be two.

93.                               If the Company shall have only one Director the provisions herein contained for meetings of the Directors shall not apply but such sole Director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Shareholders and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

94.                               At every meeting of the Directors the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting the vice chairman of the Board shall preside. If there is no vice chairman of the Board or if the vice chairman of the Board is not present at the meeting the Directors present shall choose someone of their number to be chairman of the meeting.

95.                               An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a committee of Directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all Directors or all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more Directors.

96.                               The Directors shall cause the following corporate records to be kept:

(a)                                 minutes of all meetings of Directors, Shareholders, committees of Directors, committees of officers and committees of Shareholders; and

(b)                                 copies of all resolutions consented to by Directors, Shareholders, committees of Directors, committees of officers and committees of Shareholders.

97.                               The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the Directors determine.

98.                               The Directors may, by a Resolution of Directors, designate one or more committees, each consisting of one or more Directors.

99.                               Each committee of Directors has such powers, and authorities of the Directors, including the power and authority to affix the Seal, as are set forth in the Resolution of Directors establishing the committee, except that no committee has any power or authority:

(a)                                 to amend the Memorandum or these Articles;

(b)                                 to designate committees of Directors;

(c)                                  to delegate powers to a committee of Directors;

(d)                                 to appoint Directors;

(e)                                  to appoint agents;

(f)                                   to approve a plan of merger, consolidation or arrangement; or

(g)                                  to make a declaration of solvency or approve a liquidation plan.

100.                        The meetings and proceedings of each committee of Directors consisting of two or more Directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of Directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

101.                        The Company may by Resolution of Directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a chairman of the Board, a vice chairman of the Board, president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

102.                        The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors or Resolution of Shareholders, but in the absence of any specific allocation of duties it shall be the responsibility of the chairman of the Board to preside at meetings of Directors and Shareholders, the vice chairman to act in the absence of the chairman, the President to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the Register of Shareholders, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

103.                        The emoluments of all officers shall be fixed by Resolution of Directors.

104.                        The officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the Directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

CONFLICT OF INTERESTS

105.                        A Director shall forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board by bringing it to the attention of every Director on the Board. Where a Director’s interest in a transaction is not disclosed in accordance with this Regulation the transaction is voidable by the Company.

106.                        Notwithstanding the previous Regulation, a transaction entered into by the Company is not voidable by the Company if:

(a)                                 the material facts of the interest of the Director in the transaction are known by the Shareholders entitled to vote at a meeting of Shareholders and the transaction is approved or ratified by a Resolution of Shareholders; or

(b)                                 the Company received fair value for the transaction, and such determination of fair value is made on the basis of the information known to the Company and the interested Director at the time that the transaction was entered into.

107.                        A Director who is interested in a transaction entered into or to be entered into by the Company may:

(a)                                 vote on a matter relating to the transaction;

(b)                                 attend a meeting of Directors at which the matter relating to the transaction arises and be included among the Directors present at the meeting for the purpose of a quorum; and

(c)                                  sign a document on behalf of the company, or do any other thing in his capacity as a Director, that relates to the transaction.

INDEMNIFICATION

108.                        Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person (an “Indemnifiable Person”) who:

(a)                                 is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, an officer, agent or a liquidator of the Company; or

(b)                                 is or was, at the request of the Company, serving as a Director, officer, agent or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

109.                        The Company may only indemnify an Indemnifiable Person if such person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Indemnifiable Person had no reasonable cause to believe that his conduct was unlawful.

110.                        The decision of the Directors as to whether the Indemnifiable Person acted honestly and in good faith and with a view to the best interests of the Company and as to whether such person had no reasonable cause to believe that his conduct was unlawful, is in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

111.                        The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Indemnifiable Person did not act honestly and in good faith and with a view to the best interests of the Company or that such person had reasonable cause to believe that his conduct was unlawful.

112.                        If a person to be indemnified has been successful in defence of any proceedings described above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgements, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

INSURANCE

113.                        The Company may purchase and maintain insurance in relation to any person who is or was a Director, or who at the request of the Company is or was serving as a Director of, or in any other capacity is or was acting for another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability in the preceding Regulation.

SEAL

114.                        The Directors shall provide for the safe custody of the Seal. An imprint of the Seal shall be kept at the registered office of the Company. The Seal when affixed to any written instrument shall be witnessed by a Director or any other person so authorised from time to time by Resolution of Directors. The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DISTRIBUTIONS

115.                        The Company may, from time to time, by a Resolution of Directors authorise a Distribution by the Company to Shareholders at such time, and of such amount, as it thinks fit if they are satisfied, on reasonable grounds, that immediately after the Distribution

(a)                                 the value of the Company’s assets will exceed its liabilities; and

(b)                                 the Company will be able to pay its debts as they fall due.

116.                        The Directors may, before making any Distribution, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set apart as a reserve fund upon such securities as they may select.

117.                        Notice of any Distribution that may have been authorised shall be given to each Shareholder in the manner hereinafter mentioned and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

118.                        No Distribution shall bear interest as against the Company and no Distribution shall be authorised or made on Treasury Shares.

119.                        The Directors may determine in their sole discretion to issue bonus Shares from time to time.

120.                        A division of the issued and outstanding Shares of a class or series of Shares into a larger number of Shares of the same class or series having a proportionately smaller par value does not constitute the issue of a bonus Share.

ACCOUNTS

121.                        The Company shall keep such accounts and records that:

(a)                                 are sufficient to show and explain the Company’s transactions; and

(b)                                 will at any time, enable the financial position of the Company to be determined with reasonable accuracy.

AUDIT

122.                        The Company may by Resolution of Shareholders call for the accounts to be examined by auditors in which event the following provisions shall apply to the appointment and activities of the auditors.

123.                        The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Shareholders.

124.                        The auditors may be Shareholders but no Director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

125.                        The remuneration of the auditors of the Company:

(a)                                 in the case of auditors appointed by the Directors, may be fixed by Resolution of Directors;

(b)                                 subject to the foregoing, shall be fixed by Resolution of Shareholders or in such manner as the Company may by Resolution of Shareholders determine.

126.                        The auditors shall examine each profit and loss account and balance sheet required to be served on every Shareholder or laid before a meeting of the Shareholders and shall state in a written report whether or not:

(a)                                 in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b)                                 all the information and explanations required by the auditors have been obtained.

127.                        The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be served on the Shareholders.

128.                        Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

129.                        The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

NOTICES

130.                        Any notice, information or written statement to be given by the Company to Shareholders may be served in any way by which it can reasonably be expected to reach each Shareholder or by mail addressed to each Shareholder at the address shown in the Register of Shareholders.

131.                        Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

132.                        Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

NON-RECOGNITION OF TRUSTS

133.                        Subject to the proviso hereto, no person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Regulations or as required by law) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register of Shareholders, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise interests by acknowledging such interests in writing to the holder thereof and may be bound by the terms and conditions contained in any such acknowledgement in accordance with the general law.

ARBITRATION

134.                        Whenever any difference arises between the Company on the one hand and any of the Shareholders or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act, touching anything done or executed, omitted or suffered in pursuance of the Act or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any legislation, ordinance or regulation affecting the Company or to any of the affairs of the Company such difference shall, unless the parties agree to refer the same to a single arbitrator, be referred to two arbitrators one to be chosen by each of the parties to the difference and the arbitrators shall before entering on the reference appoint an umpire.

135.                        If either party to the reference makes default in appointing an arbitrator either originally or by way of substitution (in the event that an appointed arbitrator shall die, be incapable of acting or refuse to act) for ten days after the other party has given him notice to appoint the same, such other party may appoint an arbitrator to act in the place of the arbitrator of the defaulting party.

VOLUNTARY WINDING UP AND DISSOLUTION

136.                        The Company may voluntarily commence to wind up and dissolve if:

(a)                                 it has no liabilities; or

(b)                                 it is able to pay its debts as they fall due,

by a Resolution of Shareholders or, if the Company has never issued Shares, by a Resolution of Directors.

CONTINUATION

137.                        The Company may by Resolution of Shareholders or by resolution passed unanimously by all Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, WALKERS (BVI) LIMITED of Walkers Chambers, PO Box 92, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the disapplication of Part IV of Schedule 2 of the Act this 8th day of September 2009.

Registered Agent

/s/ Colette Corea-Saunders
Colette Corea-Saunders

Authorised Signatory

Walkers (BVI) Limited

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On October 25, 2017, at 9:30 am, met, at Rua Almirante Guilhem 378, 7º floor, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice Chairman, Dan Conrado, Denise Pauli Pavarina, Eduardo de Salles Bartolomeo, Eduardo Refinetti Guardia, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Toshiya Asahi, and the alternate Mr. Raimundo Nonato Alves Amorim, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary, having unanimously resolved upon the following “RESIGNATION AND NOMINATION OF EFFECTIVE MEMBER OF THE VALE’S BOARD OF DIRECTORS — The Board of Directors hereby acknowledges the resignation letter delivered by Mr. Shinichiro Omachi to his position as Effective Member of the Board of Directors of Vale, the Board of Directors expressed its gratitude to Mr. Shinichiro Omachi for the services rendered to the company. Immediately thereafter, the Board of Directors approved to nominate, under Article 11, §11 of the By-laws, Mr. TOSHIYA ASAHI, Japanese, married, bachelor of metallurgical engineering, bearer of the Identity card #V140661-A issued by RNE, enrolled at Brazilian Taxpayer Registry (CPF/MF) under #055.107.797-21, with commercial address at Praia do Flamengo 200, 14º floor, Rio de Janeiro, RJ, as Effective Member of the Vale’s Board of Directors, which term of office shall last until the next Shareholders’ General Meeting to be held. The Director nominated herein, present at the meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976), for the performance of their duties, presented the Statement of Consent of Senior Managers to the Corporate Governance Level 1 Listing Agreement of BM&FBovespa and its respective Listing Regulation duly executed and, thereafter, accepted his position. “ I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, October 25, 2017.

Luiz Gustavo Gouvêa

Secretary

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth in item III of Article 163 of the Brazilian Corporate Law (Law #6.404/1976), examined the proposed merger of BALDERTON TRADING CORP., a company incorporated under the laws of the British Virgin Islands, with headquarters located at Walkers Chambers, P.O. Box 92, Road Town, Tortola, British Virgin Islands (“Balderton”), into Vale (“Merger”), including the Protocol and Justification of Merger of the Balderton into the Company, to be entered into between the Vale and Balderton managements, containing the terms and conditions related to the Merger and Valuation Report of the Balderton’s shareholders’ equity. Based on the documents examined and the information and clarifications received from the Company’s management, the undersigned members of the Fiscal Council hereby issue this Opinion in order to express the opinion that the proposed Merger is apt to be appraised by the Extraordinary General Meeting of Vale’s shareholders to be convened.

Rio de Janeiro, October 24, 2017.

Marcelo Amaral Moraes	Eduardo Cesar Pasa
Chairman	Member

Marcus Vinícius Dias Severini	Raphael Manhães Martins
Member	Member

Robert Juenemann
Member

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth in item III of Article 163 of the Brazilian Corporate Law (Law #6.404/1976), examined the proposed merger of FORTLEE INVESTMENTS LTD., a company incorporated under the laws of the British Virgin Islands, with headquarters located at Walkers Chambers, P.O. Box 92, Road Town, Tortola, British Virgin Islands (“Balderton”), into Vale (“Merger”), including the Protocol and Justification of Merger of the Fortlee into the Company, to be entered into between the Vale and Fortlee managements, containing the terms and conditions related to the Merger and Valuation Report of the Fortlee’s shareholders’ equity. Based on the documents examined and the information and clarifications received from the Company’s management, the undersigned members of the Fiscal Council hereby issue this Opinion in order to express the opinion that the proposed Merger is apt to be appraised by the Extraordinary General Meeting of Vale’s shareholders to be convened.

Rio de Janeiro, October 24, 2017.

Marcelo Amaral Moraes	Eduardo Cesar Pasa
Chairman	Member

Marcus Vinícius Dias Severini	Raphael Manhães Martins
Member	Member

Robert Juenemann
Member

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT FROM THE MINUTES OF

THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

On November 17, 2017, at 4:00 p.m., the following people were in attendance at Rua Almirante Guilhem, 378, 7th floor, in the city of Rio de Janeiro, state of Rio de Janeiro: members Gueitiro Matsuo Genso - President, Fernando Jorge Buso Gomes - Vice President, Eduardo de Salles Bartolomeo, Isabella Saboya de Albuquerque, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Sandra Maria Guerra de Azevedo, Toshiya Asahi, all attending in person; Ms. Denise Pauli Pavarina, by videoconference; and Messrs. Dan Conrado and Eduardo Refinetti Guardia, attending by teleconference. Mr. Luiz Gustavo Gouvêa, Vale’s Secretary of Governance, acted as Secretary. Accordingly, the following matters were unanimously resolved: “ENTRY INTO THE NOVO MERCADO — (...) the Board of Directors approved, with the favorable opinion of the Financial Committee, (i) the admission of shares issued by Vale to the Novo Mercado listing segment (the “Novo Mercado segment”) of B3 - Brasil, Bolsa, Balcão (“B3”); (ii) amendment of Vale’s By-laws, for purposes of the listing of Vale’s shares in the Novo Mercado segment of B3, pursuant to Annex I to these Minutes; (iii) convening a General Extraordinary Shareholders’ Meeting to deliberate on the proposed amendment of the Company’s By-laws, as well as on Vale’s entry into the Novo Mercado segment of B3; and (iv) delegation of powers to Vale’s Board of Executive Officers to carry out all acts necessary to carry out the provisions in the items above.”; “EBM MERGER — (...) the Board of Directors approved, with the favorable opinion of the Financial Committee and the Fiscal Council, the latter as reported by Director Mr. Marcus Vinicius Dias Severini for purposes of the provisions of Article 163 of Law No. 6,404/1976, (...) (ii) the partial spin-off of EBM, whereby the portions of EBM’s net assets attributable to the interests held by Vale and JFE Steel Corporation (“JFE”) are spun off, followed by the merger into Vale of the spun-off portion of EBM attributable to Vale itself (excluding one share), and EBM remains the portion attributable to JFE (in addition to at least one share held by Vale), and with Vale remaining jointly and severally liable for any EBM obligations prior to the partial spin-off, as well as all related acts, including, but not limited to, the following: (ii.a) approval of the Protocol and Justification for the Partial Spin-Off of EBM followed by merger into Vale of the spun-off portion, without issuance of new shares by the parent, such that Vale is the successor to all assets, rights and obligations of the spun-off and merged portion; (ii.b) appointment of Premiumbravo Auditores Independentes, as expert valuation firm, to proceed with the valuation and preparation of the appraisal report for the book value of shareholders’ equity for the spun-off portion of EBM to be merged into Vale; (ii.c) approval of the appraisal report of the spun-off portion of EBM to be merged into Vale; (ii.d) authorization for EBM’s executives to perform all acts necessary to carry out the partial spin-off of EBM followed by the merger of the portion spun off by Vale; and (ii.e) convening a General Extraordinary Shareholders’ Meeting of

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

Vale to deal with the above; (...) and (iv) the performance of all related, correlated and/or complementary acts necessary to achieve the provisions of the above items, including, but not limited to: (iv.a) negotiation, preparation and delivery of documentation, certifications and instruments necessary to enable the implementation of the above transactions; (iv.b) contracting professional services for tax and accounting advice to carry out the transactions; and (iv.c) provision of voting guidance to Vale’s representatives in EBM in order to approve and implement any of the necessary, related, advisable, correlated and/or complementary acts to the provisions of the above items.”; and “APPOINTMENT OF ALTERNATE MEMBERS OF THE BOARD OF DIRECTORS — In light of the existence of a vacant position, the Board of Directors approved the appointment, pursuant to Article 11, Paragraph 11 of the By-laws, of Mr. GILMAR DALILO CEZAR WANDERLEY, Brazilian , married, economist, holder of identification card IFP/RJ nº 091656678, registered with the CPF/MF under the number 084.489.987-90, with a business address at Praia de Botafogo No. 501, 4th floor, in the City of Rio de Janeiro, state of Rio de Janeiro, as alternate member for Mr. Marcel Juviniano Barros, to fulfill the role until the next general shareholders’ meeting is held. The board member hereby appointed represented himself to be qualified, pursuant to Article 147 of Law 6,404/76, for the performance of his duties. “ I certify that the above resolutions were drawn from the minutes drawn up in the Minutes Book of Meetings of the Board of Directors of the company.

Rio de Janeiro, November 17, 2017.

Luiz Gustavo Gouvêa

Secretary

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth in item III of Article 163 of the Brazilian Corporate Law (Law #6.404/1976), examined the possibility of merger of the portion to be spun off from the EMPREENDIMENTOS BRASILEIROS DE MINERAÇÃO SA — EBM, company with headquarters at Av. Doutor Marco Paulo Simon Jardim, no. 3580 - part, Águas Claras Mine, City of Nova Lima, State of Minas Gerais, with its articles of incorporation filed at the Commercial Registry of the State of Minas Gerais - JUCEMG, under the NIRE 31.300.022.323 (“EBM”), as a result of the partial spin-off operation to be deliberated in the EBM, having evaluated the draft of the Protocol and Justification of the Partial Spin-off of EBM to be entered into between the managements of both companies, containing the terms and conditions of the partial spin-off operation, Appraisal Report of the net assets to be spun off from EBM. Based on the documents examined and the information and clarifications received from the Company’s management, the undersigned members of the Fiscal Council hereby issue this Opinion in order to express the opinion that the proposed Merger is apt to be appraised by the Extraordinary General Meeting of Vale’s shareholders to be convened.

Rio de Janeiro, November 17, 2017.

Marcelo Amaral Moraes	Eduardo Cesar Pasa
Chairman	Member

Marcus Vinícius Dias Severini	Raphael Manhães Martins
Member	Member

Robert Juenemann
Member

Attachment VI

INFORMATION ABOUT ADVISORS — CVM instruction no. 481/09

1. List the advisors recommended by management.

The management of Vale S.A. (“Company”) contracted Premiumbravo Auditores Independentes (“Premiumbravo”), established in the city of Rio de Janeiro, State, at Flamboyants da Pesinsula avenue, no. 100, block 3 , 201 room, enrolled in the Corporate Taxpayer Register of the Ministry of Finance (CNPJ/MF) under no. 01.796.259/0001-30, registered in the Regional Board of Accountancy of the State of Rio de Janeiro under no. 004216/O-8.

2. Describe the qualification of the recommended advisors.

Premiumbravo was indicated by the management of the Company to issue the accounting valuation report of the shares of EBM. It is a multifunctional organization with independent audit registration at the Brazilian Securities and Exchange Commission (“CVM”), formed by professionals from multinational auditing firm “Big Four” Audit and Consulting and extensive experience in issuing accounting valuation reports. It has 13 years of experience in the market and has professional experience of its founders, who have at least 25 years of experience in auditing and consulting.

3. Provide a copy of the proposals of work and remuneration of the advisors

Copies of the proposals, including the remuneration of the advisors, are listed as attachment of this document.

4. Describe any relevant relationship existing in the last 3 (three) years between the recommended advisors and company related parties, as defined by the accounting rules that deal with this matter.

In the last three years, Premiumbravo executed the following services for related parties of Company.

Year	Companies	Services
2017	Associação Instituto Tecnológico Vale	Auditing services - 2016 financial statements
2017	Fundação Vale	Auditing services - 2016 financial statements
2017	Fundo Vale	Auditing services - 2016 financial statements
2017	Aços Laminados do Pará S.A.	Auditing services - 2016 financial statements
2016	Associação Instituto Tecnológico Vale	Auditing services - 2015 financial statements
2016	Fundação Vale	Auditing services - 2015 financial statements
2016	Fundo Vale	Auditing services - 2015 financial statements
2015	Associação Instituto Tecnológico Vale	Auditing services - 2014 financial statements
2015	Fundação Vale	Auditing services - 2014 financial statements
2015	Fundo Vale	Auditing services - 2014 financial statements

VALE S.A.

Proposal for Professional Services

Premiumbravo Auditores Independentes

Av. João Cabral de Mello Neto, 610
2° andar - Barra da Tijuca
Rio de Janeiro - CEP: 22.775-057
Tel.: (21) 3547-0076
September 19, 2017.	www.premiumbravo.com.br

VALE S.A.

ATT:                   Sir. Bruno Moraes

PROPOSAL FOR PROFESSIONAL SERVICES

Dear Sirs:

We are pleased to submit our proposal to provide professional service to VALE in respect of issue the Appraisal Reports of Shareholder’s Equity at Book Value of Balderton Trading Corp., as described in the scope of the work in this proposal.

This proposal also includes our qualifications and structure to serve you and the advantages that enable our organization to assist you, by offering the highest quality services and making available to you all of our experience, upon which our clients rely. We are organized to help you in meeting the challenges of operating in a difficult business environment, combining high-quality services and responsiveness in meeting your needs, and enabling you to draw on all our resources and on our cumulative experience.

We appreciate the opportunity to serve you and are available to discuss any query or concern you may have. Please do not hesitate in contacting us.

Yours very truly

/s/ Luis Aurênio Barretto
Luis Aurênio Barretto
PREMIUMBRAVO
Auditores Independentes

I. Our Techinical Qualifications to Serve You

PREMIUMBRAVO Auditores is a highly qualified professional services organization that offers creative and diversified solutions to its clients in Auditing, Tax Consulting, Due Diligences, Corporate Finance (M&A processes, restructuring and reorganization), Risk Management Services and Internal Auditing.. To support this goal, PREMIUMBRAVO counts on a wide experience and knowledge from its partners, acquired through several years of services at one of the Big Four accounting firms.

This state-of-the-art knowledge qualifies PREMIUM to serve clients with a variety of multi-professional services, everything to assure that entrepreneurial objectives and goals are fully met. Our main values are characteristics that were gathered through our experience in different business environments, dealing with different profile individuals, especially in hard pressure situations, demanding the ability of dealing with challenges.

Since 2004, our first year of operation, we have been serving important companies such as:

II. Our Scope of the Work

The scope of the services consists of the issuance of the Appraisal Report of shareholders equity at book value of the Balderton Trading Corp.

The Appraisal Report of Shareholders’ Equity at Book Value will be prepared in Reais and in Portuguese and English, in accordance with accounting practices adopted in Brazil, in accordance with art. 8 of Law 6,404 / 76 and subsequent amendments, as well as NPA 14 - Valuation Reports Issued by Independent Auditor issued by IBRACON. In addition, the Reports will include appropriate explanatory notes evidencing the description of the book values and the criteria adopted for the measurement of these amounts.

For the issue of the Report, we will carry out an accounting review of the balance sheet of the Company. The accounting review procedures consist of:

(a)              Checking the amounts included in the Balance Sheet against the official accounting records of the Company;

(b)              Applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters;

(C)            Review the information and subsequent events that may or would might have relevant effects on the Company’s Balance Sheet

III. Our People to Serve You

The core service team selected to serve you includes partner and staff who have a proven track record of serving clients in large and complex companies. Whenever necessary, we will seek the involvement of our people skilled in other fields, as specialist reference to support and to ensure timely and effective response to your requests.

In this regard, our tailored structure to serve you is shown as follows:

Our people in charge of the work:

Luis Aurênio Barretto — Audit Partner

Public Accountant qualified by and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Luis has MBA in Finance and is deeply experienced in performing accounting, auditing and consulting services for enterprises operating in the report environment of U.S.GAAP and IFRS and listed Brazilian companies registered at SEC and CVM. Luis is originally from Deloitte Touche Tohmatsu, where he worked as audit partner, with 18 years of experience in the Firm, added by 13 years at Premium as one of the founding partners. Luis planned, managed and had the ultimate responsibility for a broad range of services provided to important and strategic Deloitte’s and Premium’s clients such as British American Tobacco (Souza Cruz), Shell, Lafarge (Cimento Mauá), Alliant Energy (Cataguazes), Companhia Vale do Rio Doce affiliates (Albras, Alunorte and Docenave), Aracruz Celulose, BHP Billiton Metais, among others.

Jorge Araújo, LLM — Tax Partner

Degrees in Accounting and LLM, Jorge is deeply experienced in tax consulting, mainly Federal Income Tax, Social Contribution, PIS (Employee’s Profit Participation Program) and COFINS (Tax for social-security financing). Jorge is originally from Deloitte Touche Tohmatsu, where he worked as senior manager, with 20 years of experience in the Firm, skilled in Transfer Pricing and Tax Planning. Jorge has included in his portfolio services and projects for important and high quality companies such as Brascan, Vale do Rio Doce and its affiliates, Club Med, Baker Hughes, Chocolates Garoto, GlaxoSmithKline, Schering Plough, among others.

André Araújo - Audit Senior Manager

Public Accountant qualified and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Araújo has a MBA in Finance and is skilled in auditing of national and international entities. Araújo is originally from Deloitte Touche Tohmatsu, where he worked for 7 years added by 12 years at Premium, serving important clients such as Souza Cruz (British American Tobacco), Companhia Vale do Rio Doce, Lorentzen Group, Coty, among others.

Besides the partners’ and managers’ qualification, we understand that the choice of our staff is also essential for the success of our work at our client engagements.

When selecting each service team, we take into consideration the following aspects:

•                       Selecting people who can effectively build a long-term relationship with senior management, maintaining open two-way communication, and who have authority and experience to quickly take decisions on the matters they are entrusted to.

•                       Assigning professionals who are ready to coordinate and manage services simultaneously from multiple locations.

•                       Involving highly specialized professionals.

IV. Our Comparative Advantages

Besides working with a highly qualified team, what differentiates Premiumbravo is the vast participation of our partners in all stages of the projects and the integrated use of multifunctional specialists. Our work ideal seeks the full attendance of our clients’ needs, intending to add value and to reduce costs. We are extremely confident in meeting your expectations, demonstrating our interest in serving you.

In this sense, we seek to reflect these advantages in this proposal, highlighting the following:

•                  Premium is a multifunctional organization, drawing from the experience and knowledge from a “Big Four” accounting firm and, due to this reason, we are able to serve you through the use of national and international auditing standards and of professionals with deep expertise. This makes the auditing process and the relationship with the Parent’s auditors easier and smoother.

•                  Luis Aurenio will be fully dedicated to this engagement. Luis is a partner with 30 years of auditing experience (18 years at Deloitte Touche Tohmatsu and 13 years at Premium as one of the founding partners) for companies reporting under Brazilian GAAP and IFRS.

•                  Also allocated to this engagement are advisory partners, providing a comprehensive support for the audit findings and conclusions.

•                  A substantial quantity of partner time has been planned for partner participation in and supervision of the fieldwork and in the general monitoring of the team. We believe that such participation ensures the quality of the work and the effectiveness of the results.

•                  Our professionals have the senior level needed to fulfill your goals.

V. Fees

Our fees are based on the estimated time required by individuals assigned to that work. Individual hours may vary according to the degree of responsibility involved and the experience and skill required. Based on that, our total proposed fees are R$7,250 plus taxes of 8.65%.

We also propose to issue our invoice by the delivery of the draft of our report.

We understand that you will reimburse us for all factual out-of-pocket expenses incurred by us in performing our services on this engagement including, but not limited to, flight tickets, our reasonable travel, meal, lodging, and mileage expenses, all incurred in regard of the services provide for you in accordance with reasonable standards. As such, out-of-pocket expenses incurred and approved by you will be separately billed, and those invoices will also be payable upon receipt.

During the term of this engagement, you may request that PREMIUMBRAVO perform additional services that are not encompassed by this proposal. PREMIUMBRAVO may perform such additional services upon receipt of a separate signed proposal with terms and conditions that are acceptable to you and PREMIUMBRAVO.

Assistance to be supplied by your personnel, including preparation of schedules and analyses of accounts, is understood as necessary to meet deadlines and such prepare is considered in the calculation of our fees. Timely completion of this work will facilitate the completion of our audit.

VI. Concluding

PREMIUM undertakes to hold absolute confidentiality in relation to any and all information on the Entity’s operations that is brought to our attention with respect to the services to be provided to the Entity.

The absolute character of this confidentiality extends to all reports, all correspondence and other information provided by PREMIUM, so that the Entity, its management, employees and other related parties are fully responsible for the use, safeguard and presentation to third parties.

This proposal, along with the related engagement letter, constitute the entire agreement between YOU and PREMIUM with respect to this engagement, supersede all other oral and written representations, understandings or agreements relating to this engagement, and may not be amended except by the mutual written agreement of us.

Please indicate your acceptance of this agreement by signing in the space provided below and returning this proposal/engagement letter to us. A duplicate of this proposal is provided for your records.

Acceptance by VALE

VALE S.A.

Proposal for Professional Services

Premiumbravo Auditores Independentes

Av. João Cabral de Mello Neto, 610
2° andar - Barra da Tijuca
Rio de Janeiro - CEP: 22.775-057
Tel.: (21) 3547-0076
September 19, 2017.	www.premiumbravo.com.br

VALE S.A.

ATT:                   Sir. Bruno Moraes

PROPOSAL FOR PROFESSIONAL SERVICES

Dear Sirs:

We are pleased to submit our proposal to provide professional service to VALE in respect of issue the Appraisal Reports of Shareholder’s Equity at Book Value of Fortlee Investments Limited, as described in the scope of the work in this proposal.

This proposal also includes our qualifications and structure to serve you and the advantages that enable our organization to assist you, by offering the highest quality services and making available to you all of our experience, upon which our clients rely. We are organized to help you in meeting the challenges of operating in a difficult business environment, combining high-quality services and responsiveness in meeting your needs, and enabling you to draw on all our resources and on our cumulative experience.

We appreciate the opportunity to serve you and are available to discuss any query or concern you may have. Please do not hesitate in contacting us.

Yours very truly

/s/ Luis Aurênio Barretto
Luis Aurênio Barretto
PREMIUMBRAVO
Auditores Independentes

I. Our Techinical Qualifications to Serve You

PREMIUMBRAVO Auditores is a highly qualified professional services organization that offers creative and diversified solutions to its clients in Auditing, Tax Consulting, Due Diligences, Corporate Finance (M&A processes, restructuring and reorganization), Risk Management Services and Internal Auditing. To support this goal, PREMIUMBRAVO counts on a wide experience and knowledge from its partners, acquired through several years of services at one of the Big Four accounting firms.

This state-of-the-art knowledge qualifies PREMIUM to serve clients with a variety of multi-professional services, everything to assure that entrepreneurial objectives and goals are fully met. Our main values are characteristics that were gathered through our experience in different business environments, dealing with different profile individuals, especially in hard pressure situations, demanding the ability of dealing with challenges.

Since 2004, our first year of operation, we have been serving important companies such as:

II. Our Scope of the Work

The scope of the services consists of the issuance of the Appraisal Report of shareholders equity at book value of the Fortlee Investments Limited.

The Appraisal Report of Shareholders’ Equity at Book Value will be prepared in Reais and in Portuguese and English, in accordance with accounting practices adopted in Brazil, in accordance with art. 8 of Law 6,404 / 76 and subsequent amendments, as well as NPA 14 - Valuation Reports Issued by Independent Auditor issued by IBRACON. In addition, the Reports will include appropriate explanatory notes evidencing the description of the book values and the criteria adopted for the measurement of these amounts.

For the issue of the Report, we will carry out an accounting review of the balance sheet of the Company. The accounting review procedures consist of:

(a)              Checking the amounts included in the Balance Sheet against the official accounting records of the Company;

(b)              Applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters;

(C)            Review the information and subsequent events that may or would might have relevant effects on the Company’s Balance Sheet

III. Our People to Serve You

The core service team selected to serve you includes partner and staff who have a proven track record of serving clients in large and complex companies. Whenever necessary, we will seek the involvement of our people skilled in other fields, as specialist reference to support and to ensure timely and effective response to your requests.

In this regard, our tailored structure to serve you is shown as follows:

Our people in charge of the work:

Luis Aurênio Barretto - Audit Partner

Public Accountant qualified by and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Luis has MBA in Finance and is deeply experienced in performing accounting, auditing and consulting services for enterprises operating in the report environment of U.S.GAAP and IFRS and listed Brazilian companies registered at SEC and CVM. Luis is originally from Deloitte Touche Tohmatsu, where he worked as audit partner, with 18 years of experience in the Firm, added by 13 years at Premium as one of the founding partners. Luis planned, managed and had the ultimate responsibility for a broad range of services provided to important and strategic Deloitte’s and Premium’s clients such as British American Tobacco (Souza Cruz), Shell, Lafarge (Cimento Mauá), Alliant Energy (Cataguazes), Companhia Vale do Rio Doce affiliates (Albras, Alunorte and Docenave), Aracruz Celulose, BHP Billiton Metais, among others.

Jorge Araújo, LLM - Tax Partner

Degrees in Accounting and LLM, Jorge is deeply experienced in tax consulting, mainly Federal Income Tax, Social Contribution, PIS (Employee’s Profit Participation Program) and COFINS (Tax for social-security financing). Jorge is originally from Deloitte Touche Tohmatsu, where he worked as senior manager, with 20 years of experience in the Firm, skilled in Transfer Pricing and Tax Planning. Jorge has included in his portfolio services and projects for important and high quality companies such as Brascan, Vale do Rio Doce and its affiliates, Club Med, Baker Hughes, Chocolates Garoto, GlaxoSmithKline, Schering Plough, among others.

André Araújo - Audit Senior Manager

Public Accountant qualified and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Araújo has a MBA in Finance and is skilled in auditing of national and international entities. Araújo is originally from Deloitte Touche Tohmatsu, where he worked for 7 years added by 12 years at Premium, serving important clients such as Souza Cruz (British American Tobacco), Companhia Vale do Rio Doce, Lorentzen Group, Coty, among others.

Besides the partners’ and managers’ qualification, we understand that the choice of our staff is also essential for the success of our work at our client engagements.

When selecting each service team, we take into consideration the following aspects:

•                       Selecting people who can effectively build a long-term relationship with senior management, maintaining open two-way communication, and who have authority and experience to quickly take decisions on the matters they are entrusted to.

•                       Assigning professionals who are ready to coordinate and manage services simultaneously from multiple locations.

•                       Involving highly specialized professionals.

IV. Our Comparative Advantages

Besides working with a highly qualified team, what differentiates Premiumbravo is the vast participation of our partners in all stages of the projects and the integrated use of multifunctional specialists. Our work ideal seeks the full attendance of our clients’ needs, intending to add value and to reduce costs. We are extremely confident in meeting your expectations, demonstrating our interest in serving you.

In this sense, we seek to reflect these advantages in this proposal, highlighting the following:

•                  Premium is a multifunctional organization, drawing from the experience and knowledge from a “Big Four” accounting firm and, due to this reason, we are able to serve you through the use of national and international auditing standards and of professionals with deep expertise. This makes the auditing process and the relationship with the Parent’s auditors easier and smoother.

•                  Luis Aurenio will be fully dedicated to this engagement. Luis is a partner with 30 years of auditing experience (18 years at Deloitte Touche Tohmatsu and 13 years at Premium as one of the founding partners) for companies reporting under Brazilian GAAP and IFRS.

•                  Also allocated to this engagement are advisory partners, providing a comprehensive support for the audit findings and conclusions.

•                  A substantial quantity of partner time has been planned for partner participation in and supervision of the fieldwork and in the general monitoring of the team. We believe that such participation ensures the quality of the work and the effectiveness of the results.

•                  Our professionals have the senior level needed to fulfill your goals.

V. Fees

Our fees are based on the estimated time required by individuals assigned to that work. Individual hours may vary according to the degree of responsibility involved and the experience and skill required. Based on that, our total proposed fees are R$7,250 plus taxes of 8.65%.

We also propose to issue our invoice by the delivery of the draft of our report.

We understand that you will reimburse us for all factual out-of-pocket expenses incurred by us in performing our services on this engagement including, but not limited to, flight tickets, our reasonable travel, meal, lodging, and mileage expenses, all incurred in regard of the services provide for you in accordance with reasonable standards. As such, out-of-pocket expenses incurred and approved by you will be separately billed, and those invoices will also be payable upon receipt.

During the term of this engagement, you may request that PREMIUMBRAVO perform additional services that are not encompassed by this proposal. PREMIUMBRAVO may perform such additional services upon receipt of a separate signed proposal with terms and conditions that are acceptable to you and PREMIUMBRAVO.

Assistance to be supplied by your personnel, including preparation of schedules and analyses of accounts, is understood as necessary to meet deadlines and such prepare is considered in the calculation of our fees. Timely completion of this work will facilitate the completion of our audit.

VI. Concluding

PREMIUM undertakes to hold absolute confidentiality in relation to any and all information on the Entity’s operations that is brought to our attention with respect to the services to be provided to the Entity.

The absolute character of this confidentiality extends to all reports, all correspondence and other information provided by PREMIUM, so that the Entity, its management, employees and other related parties are fully responsible for the use, safeguard and presentation to third parties.

This proposal, along with the related engagement letter, constitute the entire agreement between YOU and PREMIUM with respect to this engagement, supersede all other oral and written representations, understandings or agreements relating to this engagement, and may not be amended except by the mutual written agreement of us.

Please indicate your acceptance of this agreement by signing in the space provided below and returning this proposal/engagement letter to us. A duplicate of this proposal is provided for your records.

Acceptance by VALE

VALE S.A.

Proposal for Professional Services

Premiumbravo Auditores Independentes

Av. João Cabral de Mello Neto, 610
2° andar - Barra da Tijuca
Rio de Janeiro - CEP: 22.775-057
Tel.: (21) 3547-0076
September 27, 2017.	www.premiumbravo.com.br

VALE S.A.

ATT:                   Sir. Bruno Moraes

PROPOSAL FOR PROFESSIONAL SERVICES

Dear Sirs:

We are pleased to submit our proposal to provide professional service to VALE in respect of issue the Appraisal Report of Shareholder’s Equity at Book Value of Empreendimentos Brasileiros de Mineração S.A. - EBM, as described in the scope of the work in this proposal.

This proposal also includes our qualifications and structure to serve you and the advantages that enable our organization to assist you, by offering the highest quality services and making available to you all of our experience, upon which our clients rely. We are organized to help you in meeting the challenges of operating in a difficult business environment, combining high-quality services and responsiveness in meeting your needs, and enabling you to draw on all our resources and on our cumulative experience.

We appreciate the opportunity to serve you and are available to discuss any query or concern you may have. Please do not hesitate in contacting us.

Yours very truly

/s/ Luis Aurênio Barretto
Luis Aurênio Barretto
PREMIUMBRAVO
Auditores Independentes

I. Our Techinical Qualifications to Serve You

PREMIUMBRAVO Auditores is a highly qualified professional services organization that offers creative and diversified solutions to its clients in Auditing, Tax Consulting, Due Diligences, Corporate Finance (M&A processes, restructuring and reorganization), Risk Management Services and Internal Auditing.. To support this goal, PREMIUMBRAVO counts on a wide experience and knowledge from its partners, acquired through several years of services at one of the Big Four accounting firms.

This state-of-the-art knowledge qualifies PREMIUM to serve clients with a variety of multi-professional services, everything to assure that entrepreneurial objectives and goals are fully met. Our main values are characteristics that were gathered through our experience in different business environments, dealing with different profile individuals, especially in hard pressure situations, demanding the ability of dealing with challenges.

Since 2004, our first year of operation, we have been serving important companies such as:

II. Our Scope of the Work

The scope of the services consists of the issuance of the Appraisal Report of shareholders equity at book value of Empreendimentos Brasileiros de Mineração S.A. - EBM.

The Appraisal Report of Shareholders’ Equity at Book Value will be prepared in Reais and in Portuguese and English, in accordance with accounting practices adopted in Brazil, in accordance with art. 8 of Law 6,404 / 76 and subsequent amendments, as well as NPA 14 - Valuation Reports Issued by Independent Auditor issued by IBRACON. In addition, the Reports will include appropriate explanatory notes evidencing the description of the book values and the criteria adopted for the measurement of these amounts.

For the issue of the Report, we will carry out an accounting review of the balance sheet of the Company. The accounting review procedures consist of:

(a)              Checking the amounts included in the Balance Sheet against the official accounting records of the Company;

(b)              Applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters;

(C)            Review the information and subsequent events that may or would might have relevant effects on the Company’s Balance Sheet

III. Our People to Serve You

The core service team selected to serve you includes partner and staff who have a proven track record of serving clients in large and complex companies. Whenever necessary, we will seek the involvement of our people skilled in other fields, as specialist reference to support and to ensure timely and effective response to your requests.

In this regard, our tailored structure to serve you is shown as follows:

Our people in charge of the work:

Luis Aurênio Barretto — Audit Partner

Public Accountant qualified by and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Luis has MBA in Finance and is deeply experienced in performing accounting, auditing and consulting services for enterprises operating in the report environment of U.S.GAAP and IFRS and listed Brazilian companies registered at SEC and CVM. Luis is originally from Deloitte Touche Tohmatsu, where he worked as audit partner, with 18 years of experience in the Firm, added by 13 years at Premium as one of the founding partners. Luis planned, managed and had the ultimate responsibility for a broad range of services provided to important and strategic Deloitte’s and Premium’s clients such as British American Tobacco (Souza Cruz), Shell, Lafarge (Cimento Mauá), Alliant Energy (Cataguazes), Companhia Vale do Rio Doce affiliates (Albras, Alunorte and Docenave), Aracruz Celulose, BHP Billiton Metais, among others.

Jorge Araújo, LLM — Tax Partner

Degrees in Accounting and LLM, Jorge is deeply experienced in tax consulting, mainly Federal Income Tax, Social Contribution, PIS (Employee’s Profit Participation Program) and COFINS (Tax for social-security financing). Jorge is originally from Deloitte Touche Tohmatsu, where he worked as senior manager, with 20 years of experience in the Firm, skilled in Transfer Pricing and Tax Planning. Jorge has included in his portfolio services and projects for important and high quality companies such as Brascan, Vale do Rio Doce and its affiliates, Club Med, Baker Hughes, Chocolates Garoto, GlaxoSmithKline, Schering Plough, among others.

André Araújo - Audit Senior Manager

Public Accountant qualified and registered at CVM - Comissão de Valores Mobiliários (the Brazilian institution equivalent to the SEC - Security Exchange Commission). Araújo has a MBA in Finance and is skilled in auditing of national and international entities. Araújo is originally from Deloitte Touche Tohmatsu, where he worked for 7 years added by 12 years at Premium, serving important clients such as Souza Cruz (British American Tobacco), Companhia Vale do Rio Doce, Lorentzen Group, Coty, among others.

Besides the partners’ and managers’ qualification, we understand that the choice of our staff is also essential for the success of our work at our client engagements.

When selecting each service team, we take into consideration the following aspects:

•                       Selecting people who can effectively build a long-term relationship with senior management, maintaining open two-way communication, and who have authority and experience to quickly take decisions on the matters they are entrusted to.

•                       Assigning professionals who are ready to coordinate and manage services simultaneously from multiple locations.

•                       Involving highly specialized professionals.

IV. Our Comparative Advantages

Besides working with a highly qualified team, what differentiates Premiumbravo is the vast participation of our partners in all stages of the projects and the integrated use of multifunctional specialists. Our work ideal seeks the full attendance of our clients’ needs, intending to add value and to reduce costs. We are extremely confident in meeting your expectations, demonstrating our interest in serving you.

In this sense, we seek to reflect these advantages in this proposal, highlighting the following:

•                  Premium is a multifunctional organization, drawing from the experience and knowledge from a “Big Four” accounting firm and, due to this reason, we are able to serve you through the use of national and international auditing standards and of professionals with deep expertise. This makes the auditing process and the relationship with the Parent’s auditors easier and smoother.

•                  Luis Aurenio will be fully dedicated to this engagement. Luis is a partner with 30 years of auditing experience (18 years at Deloitte Touche Tohmatsu and 13 years at Premium as one of the founding partners) for companies reporting under Brazilian GAAP and IFRS.

•                  Also allocated to this engagement are advisory partners, providing a comprehensive support for the audit findings and conclusions.

•                  A substantial quantity of partner time has been planned for partner participation in and supervision of the fieldwork and in the general monitoring of the team. We believe that such participation ensures the quality of the work and the effectiveness of the results.

•                  Our professionals have the senior level needed to fulfill your goals.

V. Fees

Our fees are based on the estimated time required by individuals assigned to that work. Individual hours may vary according to the degree of responsibility involved and the experience and skill required. Based on that, our total proposed fees are R$11,250 plus taxes 8.65%.

We also propose to issue our invoice by the delivery of the draft of our report.

We understand that you will reimburse us for all factual out-of-pocket expenses incurred by us in performing our services on this engagement including, but not limited to, flight tickets, our reasonable travel, meal, lodging, and mileage expenses, all incurred in regard of the services provide for you in accordance with reasonable standards. As such, out-of-pocket expenses incurred and approved by you will be separately billed, and those invoices will also be payable upon receipt.

During the term of this engagement, you may request that PREMIUMBRAVO perform additional services that are not encompassed by this proposal. PREMIUMBRAVO may perform such additional services upon receipt of a separate signed proposal with terms and conditions that are acceptable to you and PREMIUMBRAVO.

Assistance to be supplied by your personnel, including preparation of schedules and analyses of accounts, is understood as necessary to meet deadlines and such prepare is considered in the calculation of our fees. Timely completion of this work will facilitate the completion of our audit.

VI. Concluding

PREMIUM undertakes to hold absolute confidentiality in relation to any and all information on the Entity’s operations that is brought to our attention with respect to the services to be provided to the Entity.

The absolute character of this confidentiality extends to all reports, all correspondence and other information provided by PREMIUM, so that the Entity, its management, employees and other related parties are fully responsible for the use, safeguard and presentation to third parties.

This proposal, along with the related engagement letter, constitute the entire agreement between YOU and PREMIUM with respect to this engagement, supersede all other oral and written representations, understandings or agreements relating to this engagement, and may not be amended except by the mutual written agreement of us.

Please indicate your acceptance of this agreement by signing in the space provided below and returning this proposal/engagement letter to us. A duplicate of this proposal is provided for your records.

Acceptance by VALE

ABSENTEE BALLOT

EXTRAORDINARY SHAREHOLDERS MEETING

VALE S.A. of 12/21/2017

Name or business name of the shareholder (without abbreviations)

CNPJ or CPF of the shareholder	Email address for the Company to send the shareholder confirmation of receipt of the ballot

Guidelines for completion

Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Extraordinary Shareholders’ Meeting (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed:

(i) the shareholder must note above his or her name (or business name), as well as its CPF or CNPJ, as applicable, as well as an email address for any contact;

(ii) all the fields must be duly completed;

(iii) all the pages must be initialed; and

(iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under prevailing law.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Please note that December 14, 2017 is the last day for RECEIPT of the Ballot through one of the three forms to be listed in item 4 below, and not the last day for it to be sent. If it is received after December 14, 2017, the votes will not be counted.

Shareholders opting to exercise their right to vote through the Ballot must observe the other rules and formalities described in the Manual for Participation in the Extraordinary Shareholders’ Meeting and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian

So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meeting, i.e., by December 14, 2017 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives:

1)        Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository.

2)        Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian.

3)        Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meeting. The shareholder may also, if it prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copy of the other documents sent before via email by the shareholder, by 14, 2017.

For more clarifications, access the Manual for participation in the Meeting, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 — Brasil, Bolsa, Balcão (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company

Attn: Departamento de Relações com Investidores

Address: Avenida das Américas n. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, Rio de Janeiro — RJ, CEP 22640-100, to the care of the Investor Relations Office.

email: vale.ri@vale.com

Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact

Banco Bradesco S.A. (Bradesco)

Telephone number for contact: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meeting, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meeting.

Resolutions

Simple Resolution

1.         Proposal to list Vale’s shares on the “Novo Mercado” special segment of the B3 S.A. — Brasil, Bolsa, Balcão (“B3”):

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

2.         Amendment to Vale’s By-Laws:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

3.         Approval of the Protocol and Justification of Merger of Balderton:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

4.         Approval of the Protocol and Justification of Merger of Fortlee:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

5.         Approval of the Protocol and Justification of Partial Spin-off of EBM, with the merger of the spun-off portion into Vale:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

6.         Ratification of Premiumbravo Auditores Independentes as a specialized company hired to appraise the owner’s equity of Balderton, Fortlee and the spun-off portion of EBM’s equity, to be transferred to Vale:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

7.         Approval of the Appraisal Report of Balderton, prepared by the specialized company:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

8.         Approval of the Appraisal Report of Fortlee, prepared by the specialized company:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

9.         Approval of the Appraisal Report of the spun-off portion of EBM’s equity, prepared by the specialized company:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

10.                     Approval of the merger of Balderton:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

11.                     Approval of the merger of Fortlee:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

12.                               Approval of the merger of the spun-off portion of EBM’s equity:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

Simple Resolution

13.                               Ratifications of appointments of effective and alternate members of the Board of Directors:

☐ Approve                                          ☐ Reject                                           ☐ Abstain

[City], [date]

Name and signature of Shareholder

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: November 17, 2017		Director of Investor Relations